As filed with the Securities and Exchange Commission on November 18, 2002.
Registration No. 333-74334

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

To
Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Intra-Asia Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware	7996	33-0773007
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Michael B. Demetrios
President and Chief Executive Officer
725 South Figueroa Street, Suite 1650	Intra-Asia Entertainment Corporation
Los Angeles, CA 90017-5416	725 South Figueroa Street, Suite 1650
213-622-8558	Los Angeles, CA 90017-5416
213-622-8558
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc L. Brown Arman J. Kuyumjian Troy & Gould Professional Corporation 1801 Century Park East, Suite 1600 Los Angeles, CA 90067 310-553-4441	Mark A. Klein Peter V. Hogan Kirkpatrick & Lockhart LLP 10100 Santa Monica Boulevard, 7th Floor Los Angeles, CA 90067 310-552-5000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price(1)	Registration Fee

Common Stock, par value $0.001 per share(2)	$8,050,000	$741
Warrants to purchase Common Stock(3)	100	—	(4)
Common Stock, par value $0.001 per share(5)	1,155,000	106

Total		$847	(6)

(1)	Estimated pursuant to Rule 457(o) of the Securities Act of 1933 solely for the purpose of calculating the amount of the registration fee.
(2)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)	To be issued to the representatives of the underwriters.

(4)	Pursuant to Rule 457(g) under the Securities Act of 1933, no fee is required to be paid with respect to the Warrants.

(5)	Issuable upon exercise of the Warrants to be issued to the representatives of the underwriters. Pursuant to Rule 416 under the Securities Act of 1933, an indeterminate number of additional shares that may become issuable by virtue of the anti-dilution adjustment provisions of the Warrants are also registered on this registration statement.

(6)	Previously paid.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2002

1,000,000 Shares

Intra-Asia Entertainment Corporation

Common Stock

        We are offering 1,000,000 shares of our common stock. We currently expect that the initial public offering price will be $7.00 per share.

      Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the American Stock Exchange under the symbol “MAW.”

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Intra-Asia	$	$

      We have granted the underwriters a 45-day option to purchase 150,000 additional shares to cover over-allotments, if any. The underwriters are severally underwriting the shares being offered on a firm commitment basis as described below in “Underwriting.” The underwriters expect to deliver the shares of common stock on or about                               , 2002.

      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

I-Bankers Securities, Inc.	WestPark Capital, Inc.

The date of this prospectus is                               , 2002.

      The inside front cover page of the prospectus contains four photographs of various attractions at Weifang Fuhua Amusement Park, including the park’s entrance, castle, double-looping roller coaster, “flume ride,” “tiltawheel,” and balloon drop.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
CHANGE IN ACCOUNTANTS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
INDEX TO EXHIBITS
Exhibit 1.1
Exhibit 5.1
Exhibit 10.5
Exhibit 23.2

      You should rely only on the information that is contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sales of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

      We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

(This page intentionally left blank)

ii

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that is important to you. Before making an investment decision, you should carefully read the entire prospectus, including the “Risk Factors” beginning on page 4 and the financial statements, related notes and other financial information contained elsewhere in this prospectus.

Intra-Asia Entertainment Corporation

      We manage and control Weifang Fuhua Amusement Park, a large amusement park located in China’s eastern Shandong Province in the City of Weifang. The amusement park has consistently delivered strong attendance and has been profitable since its commercial opening in April 1994. The park is strategically located in the center of the City of Weifang and is available to the city’s approximately eight million residents and Shandong Province’s approximately 90 million residents. We hold our interest in the park through Weifang Fuhua Amusement Park Co., Ltd., a Chinese joint venture company. We own an 85% interest in the park, and our partner, Weifang Neo-Luck (Group) Corporation, holds the remaining 15% interest. Weifang Neo-Luck (Group) Corporation, a Chinese corporation that is owned by the Weifang State Asset Administration Bureau, is the beneficial owner of a majority of our common stock.

      Weifang Fuhua Amusement Park is the largest amusement park in Shandong Province based on acreage and number of rides. Convenient transportation via automobile, bus, train and airplane makes the park easily accessible to visitors. The park is approximately 270 miles from Beijing and 400 miles from Shanghai.

      We benefit from the substantial experience of our senior executives in the amusement and theme park industry. Our President and Chief Executive Officer, Michael B. Demetrios, has had over 30 years of experience in the amusement and theme park industry, notably as President of Marine World Africa USA and Vice President and General Manager of Sea World in Florida. Our partner in the amusement park, Weifang Neo-Luck (Group) Corporation, is a Chinese corporation with diverse business interests, including ownership of the five-star Fuhua Hotel and two other hotels located in the vicinity of Weifang Fuhua Amusement Park.

      Our strategy is to combine our understanding of the interests of Chinese consumers with our Western amusement and theme park management experience to transform Weifang Fuhua Amusement Park into a highly profitable theme park that has one or more themes unifying its rides and other attractions. We plan to seek to increase attendance, per capita spending and revenues by:

•	Building an indoor water park at Weifang Fuhua Amusement Park, which we believe will help to decrease the current seasonal fluctuations in attendance at the park;

•	Building new rides and other attractions at the park and, in the process, expanding the total size of the park;

•	Enhancing the park’s dining facilities;

•	Enhancing the park’s merchandising outlets, games and product offerings; and

•	Expanding the park’s marketing campaign.

      We may also selectively acquire other amusement parks if appropriate opportunities are available, although we are not currently a party to any negotiations or agreements regarding the acquisition of other parks.

      Our principal executive offices are located at 725 South Figueroa Street, Suite 1650, Los Angeles, California 90017-5416, and our telephone number is (213) 622-8558. We were incorporated in Delaware in July 1997. In this prospectus, the terms “we,” “us” and “our” refer to Intra-Asia Entertainment Corporation.

The Offering

Common stock offered by us	1,000,000 shares

Common stock currently outstanding	2,800,000 shares

Common stock to be outstanding after this offering	3,800,000 shares

Use of proceeds	Expenditures relating to the improvement and expansion of Weifang Fuhua Amusement Park, working capital and other corporate purposes. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors” for a discussion of matters that you should consider before investing in shares of our common stock.

Proposed American Stock Exchange (AMEX) symbol	MAW

      The number of shares of our common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding on November 15, 2002. The number of shares that will be outstanding after this offering excludes:

•	150,000 shares of common stock that are issuable upon exercise of the underwriters’ over-allotment option;

•	420,000 shares of common stock that are available for future issuance under our 2001 Stock Incentive Plan, including 140,000 shares of common stock that are issuable upon exercise at the initial public offering price of an option held by Michael B. Demetrios, our President and Chief Executive Officer; and

•	100,000 shares of common stock that are issuable upon the exercise of five-year warrants that we will issue to the representatives of the underwriters upon the closing of this offering with an exercise price equal to 165% of the initial public offering price of our shares in this offering.

      Unless we state otherwise, all financial and other information in this prospectus assumes that the underwriters will not exercise their over-allotment option, that the representatives of the underwriters have not exercised their five-year warrants to purchase shares of our common stock and that no options granted under our 2001 Stock Incentive Plan or any other employee benefit plan that we may adopt have been exercised.

      All financial information in this prospectus is presented in U.S. dollars. Unless we state otherwise, all share and per share data and other information in this prospectus give effect to our February 2002 recapitalization pursuant to which our authorized capital stock was increased, each outstanding share of our nonvoting Class B common stock was exchanged for four shares of our voting Class A common stock and each outstanding share of our Class A common stock was split into 2,000 shares of common stock. As a result of the recapitalization, our Class B common stock was canceled, and we now have only one class of common stock. The recapitalization was approved by our directors and stockholders.

      Depending on the translator, the name of the Chinese joint venture company through which we hold our interest in Weifang Fuhua Amusement Park is subject to various translations from Mandarin into English. Two different translations for the name of the same entity are Weifang Fuhua Amusement Park Co., Ltd. and Weifang Fuhua Entertainment Garden Co., Ltd. For convenience, this prospectus refers to the joint venture company as Weifang Fuhua Amusement Park Co., Ltd., although various documents refer to the joint venture company as Weifang Fuhua Entertainment Garden Co., Ltd. or a similar name.

Summary Consolidated Financial Data

      The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto that are included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997(1)	1998	1999	2000	2001	2001	2002

						(Unaudited)	(Unaudited)
Statement of Income Data:
Total revenues	$9,140,735	$10,755,186	$8,376,710	$8,547,073	$8,754,870	$6,887,076	$7,582,169
Income from operations(2)	2,885,346	4,021,504	2,232,840	2,422,177	1,597,184	1,530,945	2,717,411
Minority interest in amusement park	199,147	231,681	164,233	178,091	123,791	126,485	271,801
Net income	699,266	109,939	284,047	585,225	274,973	422,603	1,195,542
Earnings per share	$0.25	$0.04	$0.10	$0.21	$0.10	0.15	0.43
Weighted average shares outstanding — basic and diluted	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000

						Nine Months Ended
	December 31, 2001					September 30, 2002

	1997(1)	1998	1999	2000	2001	(Unaudited)	As Adjusted(3)

Balance Sheet Data:
Cash and cash equivalents	$308,806	$370,069	$496,515	$548,626	$1,411,750	$2,431,196	$6,948,351
Working capital (deficit)	(826,226)	(960,366)	(742,455)	981,712	(818,040)	(412,384)	4,104,771
Total assets	36,740,699	37,792,736	36,773,943	34,018,088	36,187,246	38,977,307	43,494,462
Long-term debt	14,873,374	13,765,763	13,211,464	11,637,617	12,867,192	13,560,089	13,560,089
Minority interest in amusement park	2,934,272	2,921,954	3,006,568	3,185,109	3,309,489	3,581,088	3,581,088
Stockholders’ equity	16,382,727	16,495,112	16,777,983	17,365,768	17,644,075	18,838,464	23,355,619

(1)	We hold our interest in Weifang Fuhua Amusement Park through Weifang Fuhua Amusement Park Co., Ltd., a Chinese joint venture company in which we hold an 85% interest. We commenced business operations in July 1997. Summary financial data as of and for the year ended December 31, 1997 are derived from the financial statements of Weifang Fuhua Amusement Park Co., Ltd. Because we did not commence business operations until July 1997, the financial data for 1997 may not be comparable to the data presented for subsequent years.

(2)	During the year ended December 31, 2001, we incurred a loss of approximately $881,000 attributable to our disposal of the outdoor water park in connection with the construction of a new indoor water park.

(3)	The as adjusted amounts give effect to the sale of 1,000,000 shares of our common stock in this offering at the initial public offering price of $7.00 per share, less estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds of this offering to cash and cash equivalents pending the use of the proceeds as described below under “Use of Proceeds.”

RISK FACTORS

      This offering and any investment in our common stock involve a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occurs, our business could be harmed, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Doing Business in China

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate it, which could result in the total loss of our investment in that country.

      Our business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

      Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment.

A lack of adequate remedies and impartiality under the Chinese legal system may adversely impact our ability to do business and to enforce the agreements to which we are a party.

      We lease the land on which Weifang Fuhua Amusement Park is located pursuant to a lease with Weifang Neo-Luck (Group) Corporation, which is a Chinese corporation owned by the Weifang State Asset Administration Bureau. We also periodically enter into other agreements governed by Chinese law in the course of our Chinese business operations. Our business would be materially and adversely affected if the other parties to the lease and our other agreements do not honor them. In the event of a dispute, enforcement of these agreements in China could be extremely difficult. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the government’s experience in implementing, interpreting and enforcing these recently enacted laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is uncertain. Furthermore, enforcement of the laws and regulations may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. These uncertainties could limit the protections that are available to us.

If relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing U.S. capital markets.

      At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could adversely affect the market price of our common stock and our ability to access U.S. capital markets.

Fluctuations in exchange rates could adversely affect our results of operations and financial condition.

      Substantially all of the revenues and expenses of Weifang Fuhua Amusement Park Co., Ltd. are denominated in Renminbi, which is the official currency of China, the basic unit of which is the yuan. However, we use the United States dollar for financial reporting purposes. The value of the Renminbi is subject to changes in Chinese governmental policies and to international economic and political developments. Although the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, with the yuan appreciating slightly against the U.S. dollar since 1994, the exchange rate of the Renminbi may become volatile against the U.S. dollar or other currencies in the future. Because we do not currently engage in hedging activities to protect against foreign currency risks and may not be able to hedge effectively in the future against yuan devaluations if we do elect to engage in hedging activities, future movements in the exchange rate of the Renminbi could have an adverse effect on our results of operations and financial condition.

If the Chinese government revises current law that governs the ability of Weifang Fuhua Amusement Park Co., Ltd. to engage in various transactions by converting Renminbi into foreign currency or foreign currency into Renminbi, our results of operations and financial condition may be adversely affected.

      Weifang Fuhua Amusement Park Co., Ltd. is entitled under current law to purchase foreign currencies (including U.S. dollars) for the settlement of “current account transactions,” which include payments on trade and service-related transactions. After examination by the bank from which the foreign exchange currency is purchased of the applicable import agreement, loan agreement or other documentation, the purchased foreign exchange may be remitted abroad, and prior approval of the transaction is not required from the State Administration for Foreign Exchange. Weifang Fuhua Amusement Park Co., Ltd. may also retain foreign exchange (subject to a limit approved by the State Administration for Foreign Exchange) to satisfy foreign exchange liabilities regarding these transactions. By contrast, the payment to us by Weifang Fuhua Amusement Park Co., Ltd. of dividends and other amounts must be listed as a “capital account transaction” and may be remitted abroad only after the receipt of approval from the State Administration for Foreign Exchange. In addition, loans to Weifang Fuhua Amusement Park Co., Ltd. in U.S. dollars or other foreign currency, whether from us or a third party, are subject to limitations imposed by the State Administration for Foreign Exchange and require the approval of that governmental entity. It is possible that the Chinese government may in the future limit or eliminate the ability of Weifang Fuhua Amusement Park Co., Ltd. to purchase and retain U.S. dollars (or other foreign currencies) for purposes of satisfying amounts owed with respect to trade and service-related transactions. It is also possible that the Chinese government may impose stricter rules and regulations that govern the ability of Weifang Fuhua Amusement Park Co., Ltd. to pay dividends and other amounts to us and to receive loans from us and other foreign parties. Any such limitation, prohibition or other change could adversely affect the ability of Weifang Fuhua Amusement Park Co., Ltd to conduct business and could adversely affect our results of operations and financial condition.

If the Chinese government increases the amount of net income that the entity through which we conduct business in China must allocate to three state-established reserve funds, our net income and the market price of our stock could be adversely affected.

      We conduct the operation of Weifang Fuhua Amusement Park through Weifang Fuhua Amusement Park Co., Ltd., a Chinese joint venture company in which we hold an 85% interest. Under applicable Chinese law, Weifang Fuhua Amusement Park Co., Ltd. must allocate a portion of its annual net income to a mandatory state-established reserve fund, enterprise expansion fund and employee bonus and welfare fund. Under current law, the board of directors of Weifang Fuhua Amusement Park Co., Ltd. is entitled to determine the percentage of net income that will be allocated to these three funds. The board of directors has elected to allocate five percent of the net income of Weifang Fuhua Amusement Park Co., Ltd. to each of these three funds each year. If the Chinese government elects in the future to require that more than five percent of the annual net income of Weifang Fuhua Amusement Park Co., Ltd. must be allocated to these three funds, or if the Chinese government enacts other legislation that restricts the ability of Weifang Fuhua

Amusement Park Co., Ltd. either to use its net income for business operations or to distribute dividends to us, our business and the market price of our stock could be adversely affected.

Implementation by the Chinese government of a recent regulation requiring a company conducting a public offering of securities to include in the offering shares that are held by a Chinese state-owned entity could impair our ability to raise equity capital in the future.

      In June 2001, the Chinese government adopted a regulation that applies to companies in which a Chinese state-owned entity is a stockholder. Generally, the regulation states that if the company conducts a public offering of securities, it must permit the state-owned entity to sell some of its shares in the offering. In June 2002, the State Council of China announced that the regulation does not apply to a Chinese company that conducts a public offering within China but that the regulation does apply to a company that conducts a public offering outside China. The Chinese government has approved our initial public offering. However, the Ministry of Finance of China has required Weifang Neo-Luck (Group) Corporation to sell 100,000 shares of our common stock, and to remit the proceeds from the sale to the Ministry of Finance after the completion of this offering, upon the terms and conditions described in “Shares Eligible for Future Sale” and “Underwriting.” The Chinese government’s implementation of the June 2001 regulation, and any new regulations or policies promulgated by the government regarding this issue, could adversely affect our ability to raise equity capital in the future through a follow-on offering of securities if we are required to include shares of common stock owned by Weifang Neo-Luck (Group) Corporation.

Other Risks Related to Our Business

Our revenues could be adversely affected by a weakening in the economy of China generally or Shandong Province particularly.

      Our profitability depends on discretionary spending by consumers, particularly by consumers living in the City of Weifang and Shandong Province. A weakening in the economy of China, Shandong Province or another area where we may acquire an amusement park in the future or from where we might draw attendance to our park may lower the number of visitors to our park or parks or decrease the amount of money that visitors spend at our facilities which, in turn, could decrease our revenues.

Our business licenses may not be renewed.

      Our activities at Weifang Fuhua Amusement Park require business licenses from various Chinese governmental entities. The licenses that we hold are subject to periodic review and approval. We are not certain that the Chinese government will continue to renew our licenses or that it will not revoke our licenses with little, if any, prior notice.

Our business relies on our park being easily accessible, and we would be adversely affected if visitors could not reach our amusement park conveniently.

      We depend on visitors being able to travel to and from our park without difficulty. Most visitors reach the park by public transportation. If convenient and inexpensive public transportation to and from the park ceases to be available to our visitors, attendance would be negatively affected and our business would suffer.

Our business depends upon the number of visitors to Weifang, and our revenues would decline if the number of visitors to Weifang decreases by a significant amount.

      Although many of the visitors to Weifang Fuhua Amusement Park are residents of the City of Weifang, many people who are not residents of Weifang visit our park in conjunction with traveling to Weifang in order to attend government meetings, special events sponsored by the city such as the annual kite festival or for other reasons. If the number of visitors to Weifang decreases during the year, it is likely that attendance at the park will decrease and that our revenues will decrease.

The indoor water park that we are developing may not be constructed on time; it may be unsuccessful; and we may be required to pay a portion of the construction cost of the water park with the proceeds of this offering.

      We are constructing an indoor water park as a new attraction for Weifang Fuhua Amusement Park. We estimate that the indoor water park will open during the first six months of 2003, but unanticipated construction problems could delay its opening. The water park occupies approximately 23,000 square meters and will be covered by a glass enclosure. Construction of the water park was delayed as a result of an unanticipated government review of the glass enclosure’s engineering plans. We do not know whether other unanticipated construction delays will occur.

      We plan to finance the water park by selling advance memberships in the water park and by cash flow from operations. The construction cost of the water park is estimated to be at least $6.5 million. We have already paid $4.7 million of the construction cost. If we are unable to sell sufficient memberships or obtain sufficient cash flow from operations, we may be required to borrow additional funds or to use a portion of the proceeds of this offering to pay for the construction cost of the park. That would prevent us from using the full proceeds of this offering for other intended purposes, such as making other capital improvements to the park or acquiring other amusement parks. Furthermore, the water park, even if successfully financed through the sale of memberships and other means, may not be a successful addition to the amusement park.

Our revenues may decline as a result of competition.

      Our park and its attractions compete directly with other theme and amusement parks and indirectly with other types of recreational and entertainment facilities such as bowling alleys, movie theaters and video game arcades. We may not be able to match the development and marketing efforts of significantly larger and better financed competitors. Consumers may prefer other parks or other types of entertainment to our park and its attractions. The opening of another amusement or theme park in the City of Weifang or in Shandong Province could have a material adverse effect on our revenues and business.

We depend on key personnel and would be adversely affected if these key personnel no longer were employed by us.

      Although we intend to obtain a policy of “key man” insurance on the life of our President and Chief Executive Officer, Michael B. Demetrios, our performance would be adversely affected by the departure or death of Mr. Demetrios or of one or more of our other directors or executive officers. We benefit from and rely on the substantial experience of our executives in the entertainment, amusement and theme park industries. You should read the information under “Management” for additional information about our management. In addition, we compete for qualified employees. If we are unable to recruit and retain qualified employees at competitive salaries, our business will be adversely affected.

Other parties may assert claims against us that we are infringing upon their intellectual property rights.

      We are not certain that the “Fuhua” name or some or all of Weifang Fuhua Amusement Park’s rides and other attractions do not infringe upon the intellectual property rights of other amusement parks or third parties. We do not have any patents, copyrights, trademarks, license agreements or other permits or approvals regarding our use of the “Fuhua” name or of our park’s rides and other attractions. While we are in the process of applying for trademarks for our use of the name “Fuhua,” there is no assurance that we will be able to obtain such trademarks nor are we certain of the scope of protection that such trademarks will provide us in China. Although we are not aware of any pending claims against us, it is possible that another amusement park or other third party might in the future claim that our name or one or more of our rides or other attractions infringes upon its intellectual property rights to the use of such name or rides and attractions. A claim could be brought against us in China, in the United States or in another country. The claim could seek damages and could seek to stop our use of our name or of the rides and other attractions that are the subject of the alleged infringement. Any claims against us, even if not meritorious, could result in our expenditure of significant financial and managerial resources. A successful claim against us could adversely affect our business if we are required to pay a significant amount of damages or to terminate our use of the rides or other attractions that are the subject of the claim.

The acquisition of other amusement parks poses risks to our profitability.

      We intend to review acquisition prospects that would complement our existing park. While we are not currently a party to any agreement or negotiations with respect to any acquisitions, we may acquire other parks and businesses in the future. Future acquisitions by us could result in accounting charges, potentially dilutive issuances of equity securities and increased debt and contingent liabilities, any of which could have a material adverse effect on our business and the market price of our common stock. Acquisitions entail numerous risks, including the assimilation of the acquired operations, diversion of management’s attention to other business concerns, risks of entering geographic markets in which we have limited prior experience and the potential loss of key employees of acquired organizations. We may be unable to successfully integrate businesses or the personnel of any business that might be acquired in the future, and our failure to do so could have a material adverse effect on our business and on the market price of our common stock.

      Our management has experience in the operation of amusement parks that are located only in the United States or China. Therefore, if we acquire or build an amusement park in any other country, the risks described in the preceding paragraph would be magnified by our lack of knowledge of the laws, regulations and customs of the country in which the park is located.

Our business is susceptible to the risk of manmade or natural disasters that may result in damage which is not covered by insurance.

      Because we currently own and operate a single amusement park, our business could be severely affected if a natural or manmade disaster damages the site or the structures situated upon it. Fire fighting and disaster relief and assistance in China are not well developed by Western standards. Damaged attractions, losses from the interruption of our business and negative publicity resulting from a natural or manmade disaster would adversely affect our business. We do not have business interruption insurance. Although Weifang Fuhua Amusement Park maintains property damage insurance that covers losses up to approximately $8.8 million, the insurance policy may not be enforceable in every instance or sufficient to cover all losses that result from manmade or natural disasters.

Risks Related to the Amusement and Theme Park Industry

Our business is subject to adverse fluctuations caused by the introduction of new attractions, shows and promotions.

      Our revenues generally fluctuate based on the introduction of new attractions, shows and promotions. When new attractions, shows and promotions are first added, park attendance typically increases. If new attractions, shows and promotions are not added periodically or the new attractions, shows and promotions are not as popular as the existing ones, attendance may decline. As a result, our revenues may fluctuate significantly from quarter to quarter. Revenues for any quarter may not be indicative of revenues that will be achieved for any other quarter or for the full fiscal year.

Our business is subject to seasonal fluctuations that may cause our revenues and the market price of our common stock to fluctuate significantly from quarter to quarter.

      Our revenues fluctuate seasonally. Historically, we have generated the highest average park revenues in the second and third quarters and the lowest average park revenues in the first and fourth quarters. As a result, revenues may fluctuate significantly from quarter to quarter. The market price of our common stock may fluctuate significantly from quarter to quarter, and the results of operations for any quarter may not be indicative of results that will be achieved for any other quarter or for the full fiscal year. For additional information about our quarterly results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quarterly Results of Operations.”

Visitors to our amusement park may be injured in accidents that are not covered by insurance.

      The nature of the activities conducted in Weifang Fuhua Amusement Park or other parks that we may acquire entails the risk of bodily injuries to visitors who are enjoying our attractions. Despite precautions that we take, bodily injuries may occur in the future and claims may be asserted against us as a result of such injuries. Potential claims could require us to pay damages, and such payments could adversely affect our business. Harm to our reputation that may result from personal injuries could result in lower attendance at our parks and adversely affect our business as well. Although the park maintains personal liability insurance on a per accident basis, the insurance policy may not be enforceable in every instance or sufficient to cover all losses that result from personal injuries.

Risks Related to this Offering

Our stock price may be volatile, and you may be unable to resell your shares at or above the initial public offering price.

      There previously has not been a public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering, and the market price of our stock may fall below the initial public offering price. The initial public offering price for our common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market.

      Following this offering, the price of our common stock could be highly volatile and subject to wide fluctuations in response to various factors, including:

•	quarterly variations in our operating results;

•	changes in revenue or earnings estimates or research reports by analysts or the lack of adequate coverage of us by analysts;

•	speculation in the press or investment community;

•	actions by institutional stockholders;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	our relatively small market capitalization and public float;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

      In addition, the stock market has experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of the companies whose stock is traded on these markets.

You will experience immediate and substantial dilution in the book value of the stock that you purchase.

      If you purchase common stock in this offering, you will pay more for your shares than existing stockholders paid for their shares. The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. Based upon the initial public offering price of $7.00 per share and our net tangible book value as of September 30, 2002, if you purchase common stock in this offering you will experience immediate dilution of approximately $1.24 in the book value per share of your common stock. Furthermore, if we issue additional shares of common stock in the future in connection with acquisitions of other amusement parks, pursuant to our employee stock plans or as a means to raise capital in order to finance additional expansion of the amusement park or for other business purposes, you may experience further dilution. See “Dilution” for more information regarding the dilution that you will experience.

The sale or availability for sale of a substantial number of shares of our common stock in the public market after this offering could cause the market price of our stock to decline.

      If our existing stockholders sell a substantial number of their shares of our common stock after this offering, or if the public market perceives that these sales may occur, the market price of our common stock could decline. Upon completion of this offering, based upon the number of shares that are outstanding as of November 15, 2002, our existing stockholders will own 73.7% of our outstanding common stock or 70.9% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full. The shares of common stock that are outstanding prior to this offering are restricted securities as defined in Rule 144 under the Securities Act of 1933. The shares may be sold after the completion of this offering pursuant to a registration statement or without registration pursuant to Rule 144 under the Securities Act or another registration exemption.

      In connection with this offering, all of our officers and directors and stockholders holding approximately 98% of our outstanding common stock have agreed with the underwriters not to sell any shares of common stock or securities convertible or exercisable into common stock for one year after this offering without the consent of WestPark Capital, Inc. and I-Bankers Securities, Inc. However, the shares may be released from these restrictions by WestPark Capital, Inc. and I-Bankers Securities, Inc. at any time in their sole discretion, and WestPark Capital, Inc. and I-Bankers Securities, Inc. have agreed to allow Weifang Neo-Luck (Group) Corporation to sell 100,000 shares outside the United States upon the terms and conditions described in “Shares Eligible for Future Sale” and “Underwriting.” The effect that sales in the public market of shares held by principal stockholders or other stockholders or the potential availability for future sale of these shares will have on the market price of our common stock is unpredictable. See “Shares Eligible for Future Sale” for a more complete description of the number of shares of our common stock that will be eligible for sale after this offering and the restrictions imposed on these shares.

After this offering, our two principal stockholders will jointly own a majority of our outstanding common stock and consequently will be able to exercise significant control over us and over the joint venture company through which we own and manage Weifang Fuhua Amusement Park.

      After this offering, based upon the number of shares that are outstanding as of November 15, 2002, our two principal stockholders, Weifang Neo-Luck (Group) Corporation and Stanley Wu, will jointly own 65% of our outstanding common stock or 62.5% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full. Weifang Neo-Luck (Group) Corporation, through its ownership of Weicheng International, Inc., will beneficially own 52% of our outstanding common stock or 50% or our outstanding common stock if the underwriters’ over-allotment option is exercised in full. Stanley Wu, through his direct ownership of stock and beneficial ownership of stock through family members, will own 13% of our outstanding common stock or 12.5% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full.

      These two stockholders will be able to exercise significant control over us (and, as a result, over Weifang Fuhua Amusement Park Co, Ltd. and Weifang Fuhua Amusement Park) and to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may delay, deter or prevent a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders, which could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price of their common stock.

      Weifang Neo-Luck (Group) Corporation is a Chinese corporation that is owned by the Weifang State Asset Administration Bureau. The presence of a significant stockholder that is owned by a Chinese governmental entity may exacerbate the risks to us of doing business in China. See “Risk Factors — Risks Related to Doing Business in China.”

Our majority stockholder, Weifang Neo-Luck (Group) Corporation, has a conflict of interest in its existing and future business transactions with us that may adversely affect our business.

      Weifang Neo-Luck (Group) Corporation is the beneficial owner of a majority of our common stock and will continue to be the beneficial owner of a significant amount of our common stock after this offering. We lease the land on which Weifang Fuhua Amusement Park is located pursuant to a lease with Weifang Neo-Luck (Group) Corporation, and we conduct all of our business at the amusement park through a Chinese joint venture company pursuant to an agreement that we have entered into with Weifang Neo-Luck (Group) Corporation. We have engaged, and are continuing to engage, in other transactions with Weifang Neo-Luck (Group) Corporation and its subsidiaries, including loans to and from us. For more information about these transactions, see “Related Party Transactions.”

      Weifang Neo-Luck (Group) Corporation has a conflict of interest with respect to these transactions since its economic interest as one of our stockholders is to maximize the value to us of each such transaction, but its economic interest as the other party to the transaction with us is to maximize the value of the transaction to it. We do not know whether the transactions that we have engaged in, and currently are engaging in, with Weifang Neo-Luck (Group) Corporation were or are on terms no less favorable to us than those that could be obtained from an unaffiliated third party. Although we have adopted a policy that requires the approval of our independent directors before we may engage in new transactions with Weifang Neo-Luck (Group) Corporation after the completion of this offering, we do not know whether Weifang Neo-Luck (Group) Corporation will nevertheless attempt to cause us to engage in various transactions with it after the completion of this offering that are on terms that are less favorable than we could obtain from an unaffiliated third party. For additional information about this policy and our current and prior transactions with Weifang Neo-Luck (Group) Corporation, see “Related Party Transactions.”

Our management will have broad discretion over the use of the proceeds from this offering and may not obtain a satisfactory return on the use of these proceeds.

      Although our management currently intends to use a substantial portion of the net proceeds from this offering for the improvement and expansion of Weifang Fuhua Amusement Park, the proceeds are not required to be allocated to the improvement or expansion of the park in any specific amount or for any specific item. Management retains broad discretion to change or abandon the proposed projects that are described below under “Use of Proceeds” or to increase or decrease the amount of proceeds that is spent on each of these projects. As a result, you will have difficulty determining whether the proceeds are being used appropriately, and the proceeds may be used for purposes that do not increase our operating results or market value.

The Agricultural Bank of China may not approve our proposed dividend to stockholders in 2003, and we may be required to pay all or a portion of the dividend with the proceeds of this offering.

      Subject to obtaining approval from the Agricultural Bank of China, we plan on declaring and paying a cash dividend of $0.24 per share during the 2003 calendar year. There is no assurance that we will receive approval from the Agricultural Bank of China. Furthermore, even if we receive the bank’s approval, we may be required to use a portion of the proceeds of this offering to pay all or a portion of the dividend if our earnings are insufficient to pay the entire dividend or if the Chinese government does not approve the transfer of funds to us from Weifang Fuhua Amusement Park Co., Ltd. See “Risk Factors — Risks Related to Doing Business in China” and “Dividend Policy.”

Our ability under our charter documents to issue preferred stock, other provisions of our charter documents and Delaware law may have anti-takeover effects that could cause our stock price to decline.

      We are authorized by our certificate of incorporation to issue up to 5,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined by our board of directors without further action by the stockholders. The terms of any such series of preferred stock may include special voting rights, dividend preferences, liquidation preferences, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding. The issuance of any preferred stock could adversely affect the rights of the holders of our common stock and, therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, sell our assets to, or otherwise be acquired by, a third party and thereby preserve control by present management and stockholders.

      The following provisions of our certificate of incorporation and bylaws could also have the effect of discouraging, delaying or preventing someone from acquiring or merging with us, which might cause the market price of our common stock to decline:

•	Our board of directors determines the size of our board and may create new directorships and elect new directors, which may enable an incumbent board to maintain control by adding directors;

•	Our board of directors may amend our bylaws without a vote of our stockholders, which may enable our board to change our bylaws to deter a proxy contest in connection with an unsolicited takeover offer; and

•	We require advance notice procedures to be followed with respect to stockholder proposals and the nomination of candidates for election as directors, which may restrict stockholder proposals and director nominations in connection with a takeover offer.

      We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in the manner prescribed under Section 203. These provisions may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

You may have difficulty prosecuting a lawsuit or enforcing a judgment against our controlling stockholders, directors and officers who reside outside the United States if you believe that a violation of the U.S. securities laws has occurred in connection with this offering.

      We are a Delaware corporation whose principal business office is located in California, although substantially all of our business is conducted in China and most of our assets are located in China. We conduct our business through a Chinese joint venture company in which we hold an 85% interest. As of the date of this prospectus, Weifang Neo-Luck (Group) Corporation beneficially owns 70.6% of our outstanding common stock, and Stanley Wu beneficially owns 17.6% of our outstanding common stock. Weifang Neo-Luck (Group) Corporation is a Chinese corporation that conducts substantially all of its business in China. Substantially all of its assets (and the assets of its U.S. subsidiary, Weicheng International, Inc., through which it owns our stock) are located in China. Mr. Wu is a resident of the United States. Two of our directors and officers are citizens and residents of China, and substantially all of their assets are located outside the United States.

      If you believe that a violation of the civil liability provisions of the United States securities laws has occurred in connection with this offering, it may be difficult for you to effect service of process on Weifang Neo-Luck (Group) Corporation or on any of our directors or officers who reside in China, and it may be difficult for you to conduct a lawsuit in China against Weifang Neo-Luck (Group) Corporation or these directors and officers based upon an alleged violation of the U.S. securities laws. Even if you obtain a judgment against us or any of our controlling stockholders, directors or officers based upon a violation of the civil liability provisions of the U.S. securities laws, it may be difficult for you to enforce the judgment with respect to assets that are located in China.

FORWARD-LOOKING STATEMENTS

      Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements that represent our expectations or beliefs about future events and financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or by other comparable terminology.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update any of the forward-looking statements after the date of the prospectus to conform these statements to actual results. Therefore, readers are cautioned not to place undue reliance on these statements.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the 1,000,000 shares of common stock that we are offering will be approximately $4.5 million, or approximately $5.6 million if we sell an aggregate of 1,150,000 shares of common stock upon the exercise by the underwriters of their over-allotment option in full, based upon the initial public offering price of $7.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

      We intend to use the net proceeds of this offering to expand and improve Weifang Fuhua Amusement Park and for working capital and other corporate purposes in the following estimated amounts:

•	Up to $3.0 million for building new rides and other attractions at the park and, in the process, expanding the total size of the park by utilizing adjacent land;

•	Up to $250,000 for enhancing the park’s dining facilities;

•	Up to $250,000 for enhancing the park’s merchandising outlets, games and product offerings;

•	Up to $250,000 for expanding the park’s marketing campaign;

•	Up to $436,667 as a payment to our President and Chief Executive Officer, Michael B. Demetrios, which represents accrued salary of approximately $366,667 that was owed to him as of October 31, 2002 and a bonus of $70,000 that will be owed to him upon the completion of this offering; and

•	The remainder of the proceeds for working capital and other corporate purposes.

      It is possible that we may elect to use a portion of the net proceeds in connection with the acquisition of an ownership interest in one or more other amusement parks, although we are not currently a party to any negotiations or agreements regarding the acquisition of another park. Furthermore, it is possible that we may be required to use a portion of the net proceeds of this offering to pay a portion of the construction cost of our new indoor water park or to pay all or a portion of our proposed dividend to stockholders in 2003. See “Risk Factors.”

      We have broad discretion to use the net proceeds as we see fit, and we may determine to use the net proceeds for other purposes (or in other amounts) than are described above. Pending the use of the net proceeds of this offering in the manner described above, we intend to invest the net proceeds in marketable, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. Government.

DIVIDEND POLICY

      Since our inception, we have not declared or paid any dividends on our common stock. Any determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors as the board of directors deems relevant. Future dividends, if any, will be in the form of cash or stock or a combination of both. Moreover, our future credit arrangements with our lenders may restrict or limit the payment of cash dividends. Also, the provision in the current loan agreement with the Agricultural Bank of China that prohibits Weifang Fuhua Amusement Park Co., Ltd., from paying dividends to us without the bank’s prior consent adversely affects our ability to have sufficient funds to pay dividends to our stockholders.

      Subject to obtaining approval from the Agricultural Bank of China, we plan on declaring and paying a cash dividend of $0.24 per share during the 2003 calendar year.

CAPITALIZATION

      The following table sets forth our short-term debt and capitalization as of September 30, 2002:

•	on an actual basis (after giving effect to our 2002 recapitalization pursuant to which our authorized capital stock was increased, each outstanding share of our nonvoting Class B common stock was exchanged for four shares of our voting Class A common stock, each outstanding share of our Class A common stock was split into 2,000 shares of common stock and our Class B common stock was canceled); and

•	on an as adjusted basis reflecting our receipt of the net proceeds from the sale of the shares of common stock in this offering at the initial public offering price of $7.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

      You should read this table with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	September 30, 2002

	Actual	As Adjusted

	(Unaudited)
Short-term debt:
Short-term bank loans	$214,768	$214,768
Current portion of long-term debt	—	—

Total short-term debt	$214,768	$214,768

Long-term debt, net of current portion	$13,560,089	$13,560,089
Minority interest in amusement park	3,581,088	3,581,088
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 2,800,000 shares issued actual; and 3,800,000 shares issued as adjusted	2,800	3,800
Additional paid-in capital	17,602,200	22,118,355
Retained earnings	5,427,237	5,427,237
Accumulated other comprehensive loss — translation adjustments	(4,193,773)	(4,193,773)

Total stockholders’ equity	18,838,464	23,355,619

Total capitalization	$35,979,641	$40,496,796

      The total number of outstanding shares of our common stock as of September 30, 2002 excludes:

•	150,000 shares of common stock that are issuable upon exercise of the underwriters’ over-allotment option;

•	420,000 shares of common stock that are available for future issuance under our 2001 Stock Incentive Plan; and

•	100,000 shares of common stock that are issuable upon the exercise of warrants that will be granted to the representatives of the underwriters upon the closing of this offering.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate pro forma net tangible book value per share by dividing our net tangible book value (tangible assets less total liabilities and less the minority interest in Weifang Fuhua Amusement Park Co., Ltd.) by the number of outstanding shares of common stock.

      Our net tangible book value as of September 30, 2002 was $17,376,142, or $6.21 per share, based on 2,800,000 shares of our outstanding common stock. After giving effect to the sale of 1,000,000 shares of common stock by us at the initial public offering price of $7.00 per share, less the underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of September 30, 2002 would be $21,893,297, or $5.76 per share. This represents an immediate decrease in the pro forma net tangible book value of $0.45 per share to existing stockholders and an immediate dilution of $1.24 per share to new investors purchasing shares at the initial public offering price of $7.00 per share.

      The following table illustrates this per share dilution:

Initial public offering price per share		$7.00
Net tangible book value per share as of September 30, 2002	$6.21
Decrease in net tangible book value per share attributable to the investment by new investors	$(0.45)
Pro forma net tangible book value per share after this offering		$5.76

Dilution per share to new investors in this offering		$1.24

      If the underwriters’ over-allotment option is exercised in full, the pro forma net tangible book value per share after the offering would be $22,843,547, the decrease in net tangible book value per share to existing stockholders would be $0.43 per share and the dilution per share to new investors in this offering would be $1.22 per share.

      The following table sets forth, on a pro forma basis as of September 30, 2002 and based upon the assumption that the underwriters do not exercise their over-allotment option or exercise their warrants and that no options are exercised under our 2001 Stock Incentive Plan, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	2,800,000	73.7%	$17,605,000	71.6%	$6.29
New investors	1,000,000	26.3	7,000,000	28.4	$7.00

Total	3,800,000	100.0%	$24,605,000	100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected statement of income data for each of the years in the three-year period ended December 31, 2001 and balance sheet data as of December 31, 2000 and 2001 are derived from, and are qualified by reference to, our consolidated financial statements and notes thereto that are included later in this prospectus and that have been audited by BDO International, independent certified public accountants as set forth in its report included with such financial statements. The following selected statement of income data for the year ended 1998 and balance sheet data as of December 31, 1998 and 1999 are derived from our audited consolidated financial statements that are not included in this prospectus. The following selected statement of income data for the year ended December 31, 1997 and balance sheet data as of December 31, 1997 are derived from our unaudited consolidated financial statements that are not included in this prospectus. The following selected statement of income data for the nine months ended September 30, 2001 and 2002 and balance sheet data as of September 30, 2002 are derived from, and are qualified by reference to, our unaudited consolidated financial statements and notes thereto that are included later in this prospectus. In our opinion, our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for each of the periods presented in our unaudited financial statements. Historical results are not necessarily indicative of results that may be expected for any future period. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto that are included below in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1997(1)	1998	1999	2000	2001	2001	2002

Statement of Income Data:
Revenues:
Amusement park admissions	$7,915,808	$9,061,874	$6,887,724	$6,847,097	$7,039,274	$5,596,684	$6,276,372
Amusement park food, merchandise, and other	1,224,927	1,693,312	1,488,986	1,699,976	1,715,596	1,290,392	1,305,797

Total revenues	9,140,735	10,755,186	8,376,710	8,547,073	8,754,870	6,887,076	7,582,169
Operating costs and expenses:
Operating expenses	1,837,298	1,982,823	1,739,959	2,306,748	2,524,988	1,906,306	1,977,987
General and administrative	1,895,485	2,082,857	1,645,567	1,403,127	1,402,011	963,497	1,081,591
Cost of products sold	687,248	574,048	487,668	716,097	730,386	512,779	527,021
Depreciation and amortization	1,835,358	2,093,954	2,270,676	1,698,924	1,618,841	1,092,344	1,278,159
Loss on disposal of fixed assets(2)	—	—	—	—	881,460	881,205	—

Total operating costs and expenses	6,255,389	6,733,682	6,143,870	6,124,896	7,157,686	5,356,131	4,864,758
Income from operations	2,885,346	4,021,504	2,232,840	2,422,177	1,597,184	1,530,945	2,717,411
Interest expense	(1,858,565)	(2,049,993)	(1,719,080)	(1,355,213)	(737,493)	(577,795)	(350,402)
Other income (expense), net	560,763	(778,884)	453,550	312,707	(32,254)	11,261	(7,187)

Income before income taxes	1,587,544	1,192,627	967,310	1,379,671	827,437	964,411	2,359,822
Income taxes	689,131	851,007	519,030	616,355	428,673	415,323	892,479

Income before minority interest	898,413	341,620	448,280	763,316	398,764	549,088	1,467,343
Minority interest in amusement park	199,147	231,681	164,233	178,091	123,791	126,485	271,801

Net income	$699,266	$109,939	$284,047	$585,225	$274,973	$422,603	$1,195,542

Weighted average common shares outstanding — basic and diluted	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000
Earnings per share — basic and diluted	$0.25	$0.04	$0.10	$0.21	$0.10	$0.15	$0.43

	December 31,
						September 30,
	1997(1)	1998	1999	2000	2001	2002

Balance Sheet Data:
Cash and cash equivalents	$308,806	$370,069	$496,515	$548,626	$1,411,750	$ 2,431,196
Working capital (deficit)	(826,226)	(960,366)	(742,455)	981,712	(818,040)	(412,384)
Total assets	36,740,699	37,792,736	36,773,943	34,018,088	36,187,246	38,977,307
Long-term debt, less current portion	14,873,374	13,765,763	13,211,464	11,637,617	12,867,192	13,560,089
Minority interest in amusement park	2,934,272	2,921,954	3,006,568	3,185,109	3,309,489	3,581,088
Stockholders’ equity	16,382,727	16,495,112	16,777,983	17,365,768	17,644,075	18,838,464

(1)	We hold our interest in Weifang Fuhua Amusement Park through Weifang Fuhua Amusement Park Co., Ltd., a Chinese joint venture company in which we hold an 85% interest. We commenced business operations in July 1997. Summary financial data as of and for the year ended December 31, 1997 are derived from the financial statements of Weifang Fuhua Amusement Park Co., Ltd. Because we did not commence business operations until July 1997, the financial data for 1997 may not be comparable to the data presented for subsequent years.

(2)	During the nine months ended September 30, 2001 and the year ended December 31, 2001, we incurred a loss of approximately $881,000 attributable to our disposal of the outdoor water park in connection with the construction of a new indoor water park.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto that appear elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under “Risk Factors” beginning on page 4 and elsewhere in this prospectus.

Overview

      We manage and control Weifang Fuhua Amusement Park, a large amusement park located in China’s eastern Shandong Province in the City of Weifang. The amusement park has consistently delivered strong attendance and has been profitable since its commercial opening in April 1994. The park is strategically located in the center of the City of Weifang and is available to the city’s approximately eight million residents and Shandong Province’s approximately 90 million residents. We hold our interest in the park through Weifang Fuhua Amusement Park Co., Ltd., a Chinese joint venture company. We own an 85% interest in the park, and our partner, Weifang Neo-Luck (Group) Corporation, holds the remaining 15% interest.

      Weifang Fuhua Amusement Park is the largest amusement park in Shandong Province based on acreage and number of rides. Convenient transportation via automobile, bus, train and airplane makes Weifang Fuhua Amusement Park easily accessible to visitors. The park is approximately 270 miles from Beijing and 400 miles from Shanghai. Weifang is one of the major cities in Shandong Province and hosts the Kite Festival each year with visitors attending from countries throughout the world.

      Our business is highly seasonal. A substantial majority of our revenues are collected in the second and third calendar quarters while operating expenditures are incurred throughout the year, particularly in the first and third quarters. We have historically incurred a net loss for the first and the fourth calendar quarters of each year. Although many of the visitors to Weifang Fuhua Amusement Park are residents of the City of Weifang, many people who are not residents of Weifang visit our park in conjunction with traveling to Weifang in order to attend government meetings, special events sponsored by the city such as kite festivals or for other reasons. If the number of visitors to Weifang decreases for reasons beyond our control, it is likely that attendance at the park will decrease and that our revenues will decrease.

      Our revenues are derived principally from the sale of tickets for entrance to the park (approximately 82.2%, 80.1% and 80.4% in the years ended December 31, 1999, 2000 and 2001, respectively, and approximately 81.3% and 82.8% for the nine months ended September 30, 2001 and 2002, respectively,) and the sale of food, merchandise, games and attractions inside the park (approximately 17.8%, 19.9% and 19.6% in the years ended December 31, 1999, 2000 and 2001, respectively, and approximately 18.7% and 17.2% for the nine months ended September 30, 2001 and 2002, respectively).

      Our total expenses and costs can be classified into four general categories: operating expenses, general and administrative expenses, cost of products sold and related expenses, and depreciation and amortization. Operating expenses include expenses for the payroll of employees working on site at the amusement park, advertising, land usage fees, repair and maintenance, insurance, landscaping, employee fringe benefits, heating and air-conditioning, utilities and other expenses directly relating to operations. General and administrative expenses include management payroll and property taxes, heating and air-conditioning, utilities, employee fringe benefits, office supplies, travel and lodging, professional expense, outside services and other expenses related to management. Cost of products sold includes costs of merchandise and food sold in the park. Our expenses are relatively fixed. Costs for full-time employees, maintenance, utilities and insurance do not vary significantly with attendance, thereby providing us with a significant degree of operating leverage as attendance increases.

Critical Accounting Policies

      Our accounting policies are summarized in Note 2 to the consolidated financial statements that are included below in this prospectus. We believe that our critical accounting policies are as follows:

Use of Estimates

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to use estimates and assumptions and to make judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions.

Revenue Recognition

      We recognize our revenues from the sale of admission tickets when customers actually visit the amusement park. We estimate the number of admission tickets that were sold but not yet used by customers at the end of each reporting period. The proceeds from admission tickets that were sold but not yet used are accounted for as deferred revenues. At the end of a reporting period, we do not know the exact number of unused tickets that have been sold and have expired. As a result of these factors, actual results could differ from our estimated amounts.

      During 2001, we started to sell memberships for the amusement park’s indoor water park, which is under construction. The membership fees are for five types of membership: one year, three years, and three types of lifetime memberships. We recognize deferred revenue in accordance with the membership terms on a straight-line basis. For revenue recognition purposes with respect to the lifetime memberships, we estimate that the average member will use the membership for a period of ten years.

Impairment of Long-Lived Assets

      In assessing the recoverability of long-lived assets, including goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

Accounting for Income Taxes

      Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded. As of December 31, 2001, we have recorded a full valuation allowance of $358,500 against our deferred tax assets balance in the United States due to uncertainties related to our deferred tax assets as a result of our history of losses in the United States. The valuation is based on our estimates of the amount of taxable income in the United States, where we have limited operating activities and of the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or if we adjust these estimates in future periods, we may need to change the valuation allowance. This could impact our financial position and results of operations.

Results of Operations

      The following table sets forth selected financial data for the periods indicated, including selected financial data as a percentage of total revenues.

	Year Ended December 31,

	1999	%	2000	%	2001	%

Revenues:
Amusement park admissions	$6,887,724	82%	$6,847,097	80%	$7,039,274	80%
Amusement park food, merchandise and other	1,488,986	18	1,699,976	20	1,715,596	20

Total revenues	8,376,710	100	8,547,073	100	8,754,870	100
Operating costs and expenses:
Operating expenses	1,739,959	21	2,306,748	27	2,524,988	29
General and administrative	1,645,567	20	1,403,127	16	1,402,011	16
Cost of products sold	487,668	6	716,097	9	730,386	8
Depreciation and amortization	2,270,676	27	1,698,924	20	1,618,841	19
Loss on disposal of fixed assets	—	—	—	—	881,460	10

Total operating costs and expenses	6,143,870	74	6,124,896	72	7,157,686	82

Income from operations	2,232,840	26	2,422,177	28	1,597,184	18
Interest expense	(1,719,080)	(21)	(1,355,213)	(16)	(737,493)	(8)
Other income (expense), net	453,550	6	312,707	4	(32,254)	0

Income before income taxes	967,310	11	1,379,671	16	827,437	10
Income taxes	519,030	6	616,355	7	428,673	5

Income before minority interest	448,280	5	763,316	9	398,764	5
Minority interest in amusement park	164,233	2	178,091	2	123,791	2

Net income	$284,047	3%	$585,225	7%	$274,973	3%

Earnings per share	$0.10		$0.21		$0.10
Weighted average common shares outstanding	2,800,000		2,800,000		2,800,000
Comprehensive income:
Net income	$284,047		$585,225		$274,973
Translation adjustments	(1,176)		2,560		3,334

Comprehensive income	$282,871		$587,785		$278,307

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine Months Ended September 30,

	2001	%	2002	%

	(Unaudited)		(Unaudited)
Revenues:
Amusement park admissions	$5,596,684	81%	$6,276,372	83%
Amusement park food, merchandise and other	1,290,392	19	1,305,797	17

Total revenues	6,887,076	100	7,582,169	100
Operating costs and expenses:
Operating expenses	1,906,306	18	1,977,987	26
General and administrative	963,497	14	1,081,591	14
Cost of products sold	512,779	7	527,021	7
Depreciation and amortization	1,092,344	16	1,278,159	17
Loss on disposal of fixed assets	881,205	13	—	0

Total operating costs and expenses	5,356,131	78	4,864,758	64

Income from operations	1,530,945	22	2,717,411	36
Interest expense	(577,795)	8	(350,402)	5
Other income (expense), net	11,261	0	(7,187)	(0)

Income before income taxes	964,411	14	2,359,822	31
Income taxes	415,323	6	892,479	12

Income before minority interest	549,088	8	1,467,343	19
Minority interest in amusement park	126,485	2	271,801	4

Net income	$422,603	6%	$1,195,542	15%

Earnings per share	$0.15		$0.43
Weighted average common shares outstanding	2,800,000		2,800,000
Comprehensive income:
Net income	$422,603		$1,195,542
Translation adjustments	2,667		(1,153)

Comprehensive income	$425,270		$1,194,389

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

      Revenues. Total revenues for the nine months ended September 30, 2002 increased by approximately $695,000 to approximately $7.6 million compared to approximately $6.9 million for the nine months ended September 30, 2001, representing approximately an 11% increase. Of this increase, approximately $680,000 resulted from an increase in amusement park admission revenues as a result of an increase in the number of visitors from approximately 924,000 visitors in the nine months ended September 30, 2001 to approximately 1,004,000 visitors in the nine months ended September 30, 2002. The increase in visitors was the result of three additional sales offices being opened for the sale of admission tickets in the City of Weifang, the increased promotional activity in the nine months ended September 30, 2002, and the overall increase of people’s disposable income due to the growing economy after China joined the World Trade Organization. During July and August of 2002, the park hosted a festival that attracted an additional 22,804 visitors who paid an entrance fee that allowed access to the exhibits and to the park rides, contributing to the increase in the revenues. The non-admission revenues for the nine months ended September 30, 2002 increased by approximately 1.2% compared to the non-admission revenues for the nine months ended September 30, 2001. See “Business — Attractions and Ticket Prices.”

      Operating Expenses. Operating expenses in the nine months ended September 30, 2002 increased by approximately $72,000 to approximately $2 million compared to approximately $1.9 million for the nine months ended September 30, 2001, representing a 3.8% increase. The increase in operating expenses is consistent with the increase in revenue for the nine months ended September 30, 2002 due to the fixed cost nature of the land usage fee, which represents a significant portion of operating expenses.

      General and Administrative Expenses. General and administrative expenses in the nine months ended September 30, 2002 increased by approximately $118,000 to approximately $1,082,000 compared to approximately $963,000 for the nine months ended September 30, 2001, representing a 12.3% increase. The increase is mainly related to the purchase of staff uniforms and various other labor related costs during the nine months ended September 30, 2002.

      Cost of Products Sold. The cost of products sold in the nine months ended September 30, 2002 increased by approximately $14,000 to approximately $527,000 compared to approximately $513,000 for the nine months ended September 30, 2001, representing a 2.8% increase. Of the increase, approximately $11,000 was related to the increase in restaurant revenues in the nine months ended September 30, 2002. In addition, the decrease of approximately $3,000 was due to miscellaneous items during the nine months ended September 30, 2002.

      Depreciation and Amortization. Depreciation and amortization expense in the nine months ended September 30, 2002 increased by approximately $186,000 to approximately $1,278,000 compared to approximately $1,092,000 for the nine months ended September 30, 2001, representing an 17% increase. The increase was mainly due to the depreciation on the additional fixed assets acquired during the period from January 1, 2002 to September 30, 2002.

      Loss on Disposal of Fixed Assets. The loss on disposal of fixed assets arose as a result of the outdoor water park being torn down in the nine months ended September 30, 2001. As a percentage of total revenues, loss on disposal of fixed assets was approximately 12.8% and 0% as of September 30, 2001 and September 30, 2002, respectively.

      Interest Expense. Interest expense in the nine months ended September 30, 2002 decreased by approximately $228,000 to approximately $350,000 compared to approximately $578,000 for the nine months ended September 30, 2001. The reason for the decrease was due to the fact that the interest capitalized in the nine months ended September 30, 2002 was greater than the interest capitalized for the same period of the prior year as a result of much more funding which was injected into the water park project and construction-in-progress in the nine months ended September 30, 2002.

      Other Income (Expense), Net. Net other expense in the nine months ended September 30, 2002 was approximately $7,181 compared to net other income of approximately $11,000 in the nine months ended September 30, 2001. The decrease in other income was due to less interest income being earned during the nine months ended September 30, 2002. As a percentage of total revenues, net other income (expense) accounted for approximately 0.2% and (0.1%) in the nine months ended September 30, 2001 and 2002, respectively.

      Income Taxes. We incurred income taxes of approximately $892,000 in the nine months ended September 30, 2002, which was an increase of approximately $477,000, or 115%, compared to approximately $415,000 in the nine months ended September 30, 2001. These income taxes related only to income from our profitable operations in China, where the income tax rate was 33% under Chinese tax law, compared to the higher effective income tax rates of approximately 43.1% and 37.8% for the nine months ended September 30, 2001 and 2002, respectively. Our higher effective income tax rates are due to our losses before income tax in United States operations of approximately $294,000 and $345,000 for the nine months ended September 30, 2001 and 2002, respectively, which reduced the book income before income tax whereas the loss before income tax in the United States did not offset the taxable income in China. As a percentage of total revenues, income taxes accounted for 6% and 11.8% during the nine months ended September 30, 2001 and 2002, respectively.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Revenues. Total revenues were approximately $8.8 million in 2001, which was an increase of approximately $208,000, or 2.4%, compared to approximately $8.6 million in 2000. Of the increase, approximately $192,000 resulted from an increase in amusement park admission revenues as a result of an increase in the number of visitors in 2001. The increase of $192,000 reflected the fact that approximately $439,000 of revenues in 2000 were related to an outdoor water park attraction whereas there were no such revenues in 2001 because the park was closed in February 2001 when construction of a new indoor water park began. Other non-ride based revenues increased slightly, which was consistent with the increase in the number of park visitors. See “Business — Attractions and Ticket Prices.”

      Operating Expenses. Operating expenses in 2001 were approximately $2.5 million, which was an increase of approximately $218,000, or 9.5%, compared to approximately $2.3 million in 2000. Of this increase, approximately $144,000 related to an increase in advertising, approximately $126,000 related to salaries and wages, approximately $25,000 related to printing expense for advertising purposes, and approximately $59,000 related to an increase in fees paid for live performances at the amusement park. These increases were offset by a decrease in repairs and maintenance expense of approximately $136,000 due to the major overhaul of the water park incurred in 2000. As a percentage of revenues, operating expenses were approximately 27% and 29% in 2000 and 2001, respectively.

      General and Administrative Expenses. General and administrative expenses in 2001 were approximately $1.4 million, which was a decrease of approximately $1,000, or 0.1%, compared to approximately $1.4 million in 2000. Of this decrease, approximately $54,000 related to an increase in property tax expense, approximately $18,000 related to an increase in water and electricity fees, approximately $14,000 related to heating and air conditioning, and approximately $33,000 related to an increase in landscaping fees. These increases were offset by a decrease in salaries and staff welfare costs of approximately $94,000, and approximately $26,000 related to a decrease in repair and maintenance costs related to building maintenance. As a percentage of total revenues, general and administrative expenses were approximately 16.4% and 16.0% in 2000 and 2001, respectively.

      Cost of Products Sold. Cost of products sold in 2001 was approximately $730,000, which was an increase of approximately $14,000, or 2%, compared to approximately $716,000 in 2000. The increase was directly related to the increase in amusement park food, merchandise and other revenues. As a percentage of total revenues, cost of products sold was approximately 8.4% and 8.3% in 2000 and 2001, respectively.

      Depreciation and Amortization. Depreciation and amortization expense in 2001 was approximately $1.6 million, which was a decrease of approximately $80,000, or 4.7%, compared to approximately $1.7 million in 2000. Of this decrease, approximately $71,000 was attributable to the decrease in the amortization of the utility surcharge which was fully amortized in 2001. Approximately $27,000 was attributable to depreciation expense for certain electronic equipment which was fully depreciated as of December 31, 2000. As a result, there was no depreciation expense for this equipment in 2001. Additionally, approximately $38,000 of the decrease was attributable to eleven months of depreciation of the outdoor water park, which ceased operations in February 2001. The water park is expected to reopen during the first six months of 2003 after a new indoor water park is constructed. Approximately $56,000 of the decrease in depreciation and amortization expense was offset by an increase in depreciation expense that resulted from fixed asset additions in 2001 of approximately $1.85 million. As a percentage of total revenues, depreciation and amortization expense was approximately 20% and 18.5% in 2000 and 2001, respectively.

      Loss on Disposal of Fixed Assets. The loss on disposal of fixed assets arose as a result of the outdoor water park being torn down in the first half of 2001. As a percentage of total revenues, loss on disposal of fixed assets was approximately 0% and 10.1% in 2000 and 2001, respectively.

      Interest Expense. Net interest expense in 2001 was approximately $738,000, which was a decrease of approximately $617,000, or 46%, compared to approximately $1.4 million in 2000. Of the decrease of $617,000, approximately $365,000 was due to the capitalization of interest related to the construction of the indoor water park whereas borrowings in the prior year were for working capital purposes. In addition, approximately $252,000 was due to the decrease of interest rates compared to the interest rates in 2000. As a percentage of total revenues, interest expense was approximately 15.9% and 8.4% in 2000 and 2001, respectively.

      Other Income (Expense) Net. Net other expense in 2001 was approximately $32,000, which was a decrease of approximately $345,000, or 110%, compared to approximately $313,000 of net other income in 2000. The decrease related mainly to a tax refund being received in 2000 which was not received in 2001. As a percentage of total revenues, other income (expense), net, was approximately 3.7% and 0.4% in 2000 and 2001, respectively.

      Income Taxes. We incurred income taxes of approximately $429,000 in 2001, which was a decrease of approximately $188,000, or 30%, compared to approximately $616,000 in 2000. The decrease related directly to the fact that taxable income in China for 2001 was approximately $1.3 million, which was a decrease of approximately $569,000, or 30.5%, compared to taxable income of approximately $1.9 million in 2000. The effective income tax rate was 44.7% and 51.9% for 2000 and 2001, respectively. The higher effective income tax rates were due to the loss before income tax in the United States of $423,000 and $425,000 in 2000 and 2001, respectively, whereas the loss before income tax did not offset the taxable income in China. As a percentage of total revenues, income taxes accounted for 7.2% and 4.9% in 2000 and 2001, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Revenues. Total revenues were approximately $8.6 million in 2000, which was an increase of approximately $170,000, or 2%, compared to total revenues of approximately $8.4 million in 1999. Of the increase, approximately $211,000 resulted from the sale of food, merchandise and other items. The increase was attributable primarily to the increase in food service rendered in the park’s restaurants. Admission ticket revenues in 2000 were lower than in 1999 by approximately $41,000, representing a 0.6% decrease compared to 1999. The main reason for the decrease was due to the continuation of a trend in which park visitors elected to purchase lower-priced tickets in our three-tiered pricing structure. See “Business — Attractions and Ticket Prices.”

      Operating Expenses. Operating expenses in 2000 were approximately $2.3 million, which was an increase of approximately $567,000, or 33%, compared to approximately $1.7 million in 1999. Of this increase, approximately $336,000 related directly to repair and maintenance, approximately $172,000 related to advertising costs, approximately $146,000 related to rental of “motion movies,” and approximately $42,000 related to employee fringe benefits which were prescribed by the Chinese government. Our “motion movies” are movies that provide viewers with a simulated ride experience such as traveling through white water rapids. In addition, the insurance premium paid for coverage inside the park was increased by approximately $13,000 due to the increase in attendance in 2000, and the related payroll expense decreased by $42,000 in 2000. As a percentage of revenues, operating expenses were approximately 20.8% and 27% in 1999 and 2000, respectively.

      General and Administrative Expenses. General and administrative expenses in 2000 were approximately $1.4 million, which was a decrease of approximately $242,000, or 15%, compared to approximately $1.7 million in 1999. Of this decrease, approximately $290,000 related directly to expenses incurred in connection with our proposed private placement of securities in the United States, a transaction which began in 1998 and terminated unsuccessfully in 1999 and a decrease in utility expense of approximately $4,000. This decrease was offset by an increase of approximately $52,000 related to printing brochures and other marketing expenses incurred in China. As a percentage of total revenues, general and administrative expenses were approximately 19.6% and 16.4% in 1999 and 2000, respectively.

      Cost of Products Sold. Cost of products sold in 2000 was approximately $716,000, which was an increase of approximately $228,000, or 46.8%, compared to approximately $488,000 in 1999. Of this increase, approximately $264,000 related directly to the improved food service rendered by the park’s restaurants, offset by a decrease of approximately $36,000 related primarily to the merchandise sold inside the park with relatively lower gross margins compared to the prior year. As a percentage of total revenues, cost of products sold was approximately 5.8% and 8.4% in 1999 and 2000, respectively.

      Depreciation and Amortization. Depreciation and amortization expense in 2000 was $1.7 million, which was a decrease of approximately $572,000, or 25%, compared to depreciation and amortization expense of approximately $2.3 million in 1999. Of this decrease, approximately $500,000 was attributable to the fact that certain electronic equipment placed in the park’s game room was fully depreciated as of December 31, 1999 and, as a result, there was no depreciation expense for the equipment in 2000. Approximately $43,000 of the decrease resulted primarily from furniture and fixtures that had five years of estimated useful life and were fully depreciated as of December 31, 1999. The remaining $29,000 related to the decrease of amortization of deferred charges imposed by Chinese utility companies, such as increasing the capacity of electricity and water supply. After 2000, the amortization of deferred charges will be minimal on these existing items, although amortization may increase if we make significant capital improvements to the park. As a percentage of total revenues, depreciation and amortization expense was approximately 27.1% and 19.9% in 1999 and 2000, respectively.

      Interest Expense. Net interest expense in 2000 was $1.4 million, which was a decrease of approximately $364,000, or 21.2%, compared to approximately $1.7 million in 1999. The decrease was due to the net repayments in 2000 of principal of approximately $2.8 million on long-term bank loans and principal of $873,000 on short-term bank loans. As a percentage of total revenues, interest expense was 21.2% and 15.9% in 1999 and 2000, respectively.

      Other Income (Expense), Net. Net other income in 2000 was approximately $313,000, which was a decrease of approximately $141,000, or 31%, compared to approximately $454,000 in 1999. The entire decrease was attributable to our receipt of a smaller refund in 2000 compared to 1999 relating to sales taxes and miscellaneous fees imposed by local governments as a result of relieving the tax burden on foreign investment enterprises in accordance with the Chinese central government policy. As a percentage of total revenues, net other income accounted for approximately 5.4% and 3.7% in 1999 and 2000, respectively.

      Income Taxes. We incurred income taxes of approximately $616,000 in 2000, which was an increase of approximately $97,000, or 18.8%, compared to approximately $519,000 in 1999. Of this increase, approximately $49,000 related directly to the income tax credit taken in 1999 for the income expense recognized in 1998 whereas there was no such income tax credit in 2000. In addition, taxable income in China for 2000 was approximately $1.2 million, which was an increase of approximately $145,000, or 8.4%, compared to taxable income of approximately $1.7 million in 1999. The effective income tax rate was 53.7% and 44.7% for 1999 and 2000, respectively. The decrease of effective income tax rate was due to the lower loss before income tax of approximately $423,000 in 2000 compared to the loss before income tax in the United States of approximately $112,000 in 1999, which reduced the book income before income tax whereas the loss in the United States did not offset the taxable income in China. As a percentage of total revenues, income taxes accounted for 6.2% and 7.2% in 1999 and 2000, respectively.

Quarterly Results of Operations

      The following table sets forth selected statement of income data for each of the eleven quarters ended September 30, 2002. You should read this information in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. We have prepared this quarterly information on a basis consistent with our audited consolidated financial statements and, in the opinion of management, it reflects all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The results for any quarter may not be indicative of results to be obtained for any future period.

	Three Months Ended

	March 31	June 30	September 30	December 31		Total

2000:
Total revenues	$1,051,622	$2,791,931	$2,894,256		$1,809,264	$8,547,073
Income (loss) from operations	(162,508)	1,319,020	1,347,371		(81,706)	2,422,177
Income (loss) before minority interest	(465,478)	701,037	649,016		(121,259)	763,316
Minority interest in amusement park	(48,807)	115,360	103,425		8,113	178,091
Net income (loss)	(416,671)	585,677	545,591		(129,372)	585,225
Earnings (loss) per share	$(0.15)	$0.21	$0.19		$(0.05)	$0.21

2001:
Total revenues	$977,729	$3,099,809	$2,809,538		1,867,794	$8,754,870
Income (loss) from operations	(895,749)	1,416,166	1,010,528		66,239	1,597,184
Income (loss) before minority interest	(1,043,284)	1,156,127	436,245		(150,324)	398,764
Minority interest in amusement park	(153,047)	180,618	98,914		(2,694)	123,791
Net income (loss)	(890,237)	975,509	337,331		(147,630)	274,973
Earnings (loss) per share	$(0.32)	$0.35	$0.12		(0.05)	$0.10

2002:
Total revenues	$1,101,399	$3,499,589	$2,981,181			$7,582,169
Income (loss) from operations	(11,102)	1,565,475	1,163,038			2,717,411
Income (loss) before minority interest	(144,261)	933,125	678,479			1,467,343
Minority interest in amusement park	(5,095)	155,746	121,150			271,801
Net income (loss)	(139,166)	777,379	557,329			1,195,542
Earnings (loss) per share	$(0.05)	$0.28	$0.20	$		$0.43

(1)	Income (loss) from operations represents total revenues less total operating costs and expenses.

Liquidity and Capital Resources

      To date, we have financed our operations through cash flow from operations, bank loans, loans from Weifang Neo-Luck (Group) Corporation and its subsidiaries and equity contributions by our stockholders.

      In 1998 we began implementing a long-range capital improvement program for Weifang Fuhua Amusement Park, with capital expenditures of approximately $1.9 million in 1998, approximately $240,000 in 1999, approximately $1.3 million in 2000, approximately $5.4 million in 2001 and approximately $2.2 million during the nine months ended September 30, 2002. We expect this program will continue with the construction of the indoor water park and with the proposed development of land adjacent to the park.

      During the nine months ended September 30, 2002, operating activities provided us with net cash of approximately $3.4 million compared to approximately $3.8 million during the same period of 2001. Net cash flow provided by operating activities for the nine months ended September 30, 2002 was the result of net income of approximately $1,196,000, depreciation and amortization of approximately $1,278,000, a minority interest attributable to the interest of Weifang Neo-Luck (Group) Corporation in the park of approximately $272,000, accrued interest on a stockholder loan of approximately $72,000, an increase in accrued liabilities of approximately $221,000, mainly due to the accrued payroll for our United States operations, and an increase in accounts payable of approximately $410,000. Furthermore, the increase in other receivables utilized approximately $28,000. The net cash flow provided by operating activities for the nine months ended September 30, 2001 was approximately of $3.8 million as the result of net income of $423,000, depreciation and amortization of approximately $1,092,000, a minority interest attributable to the interest of Weifang Neo-Luck (Group) Corporation in the park of approximately $126,000, accrued interest on a stockholder loan of approximately $43,000, loss on disposal of fixed assets of approximately $881,000 (mainly as a result of tearing down the old water park), an increase in accounts payable of approximately $140,000 as a result of additional costs being incurred related to the building of the new indoor water park, an increase in accrued liabilities of approximately $273,000 and an increase of approximately $861,000 in deferred revenue.

      During the nine months ended September 30, 2002, investing activities used net cash of approximately $2.2 million compared to approximately $3.4 million during the same period of 2001. During the nine months ended September 30, 2002, approximately $131,000 was used in the construction of the indoor water park, compared to approximately $3.8 million used in the construction of the indoor water park in the nine months ended September 30, 2001. The much lower capital expenditure related to the indoor water park in the nine months ended September 30, 2002 was due to the delay of construction as a result of the Chinese government changing its building safety code. The remainder of the net cash used in investing activities during the nine months ended September 30, 2002 was used in the construction of other amusement park rides and attractions. In addition, we collected approximately $406,000 during the nine months ended September 30, 2001 from related party receivables.

      During the nine months ended September 30, 2002, financing activities used net cash of approximately $229,000 compared to approximately $134,000 used by financing activities during the same period of 2001. The net cash used by financing activities for the nine months ended September 30, 2002 included approximately $850,000 used for the cost of this offering and approximately $621,000 obtained from the proceeds of a stockholder loan. The net cash used during the nine months ended September 30, 2001 was the result of proceeds from a stockholder loan of approximately $175,000, offset by approximately $301,000 used in deferred offering costs.

      We paid interest of approximately $299,000 and income taxes of approximately $ 892,000 during the nine months ended September 30, 2002.

      As of September 30, 2002, we had a loan balance payable to a stockholder, Weicheng International, Inc., of approximately $1.9 million, including accrued interest of approximately $132,000. The amount was used to finance our United States operating activities, which have been limited to activities related to this offering, the management, development and financing of Weifang Fuhua Amusement Park and the potential acquisition of other parks. On September 5, 2000, we entered into a loan agreement with Weicheng International, Inc., which states that Weicheng International, Inc. will provide us with a loan of up to $2 million and advance the proceeds upon our request. The outstanding principal balance of the loan bears interest at the rate of 6% per annum, and the total outstanding balance will mature on September 5, 2003. For additional information about loans from Weicheng International, Inc., and loans to and from affiliates of Weicheng International, Inc., see “Related Party Transactions.”

      During the year ended December 31, 2001, operating activities provided us with net cash of approximately $4.3 million compared to approximately $2.2 million in 2000. Included in the net cash flow provided by operating activities in 2001 were net income of approximately $275,000, depreciation and amortization of approximately $1.6 million, a minority interest attributable to the interest of Weifang Neo-Luck (Group) Corporation in the park of approximately $124,000, accrued interest on a stockholder loan of approximately

$44,000, approximately $881,000 related to the loss on the closure of the water park and approximately $864,000 upon the deferral of membership card revenues. Furthermore, the increase in accounts payable of approximately $339,000, and the increase in accrued liabilities of approximately $135,000 provided additional cash flow. The increase in accounts payable was related to the construction of the new indoor water park while the increase in accrued liabilities was mainly related to the increase in the accrued payroll for our United States operations.

      The largest capital expenditure that we incurred during 2001 was approximately $4.6 million related to our indoor water park project. Total capital assets increased in 2001 by approximately $5.36 million, compared to a capital expenditure of approximately $1.3 million in 2000. As of December 31, 2001, we had a working capital deficit of approximately $818,000 compared to working capital of approximately $982,000 at December 31, 2000. The decrease in working capital from December 31, 2000 to December 31, 2001, is attributable to a decrease in the amount due from related parties of approximately $2.2 million, an increase in deferred revenues of approximately $863,000, and an increase of $330,000 in accounts payable related to the construction of the new indoor water park. During 2001, we paid interest of approximately $1.08 million and income taxes of approximately $388,000.

      During 2000, our operating activities provided us with net cash of approximately $2.2 million. Additionally, the decrease in the related party receivable provided us with approximately $2.4 million, and the stockholder loan provided approximately $410,000 of net cash inflow. With these funds available, we made total repayments on outstanding bank loans, net of new borrowings, of approximately $3.6 million through financing activities.

      During 2000, we paid interest of approximately $1.3 million and income taxes of approximately $616,000. As of December 31, 2000, we had working capital of approximately $982,000 compared to negative working capital of approximately $742,000 as of December 31, 1999.

      During 1999, our operating activities provided us with net cash of approximately $1.3 million. Of the net cash provided by operating activities, approximately $284,000 came from net income, and approximately $2.3 million came from depreciation and amortization. We used approximately $1.5 million to pay off accrued liabilities during that year. Additionally, financing activities provided us with approximately $91,000 during that year. Of the net cash provided by financing activities, there was a dividend payment of approximately $79,000 made to Weifang Neo-Luck (Group) Corporation with respect to its minority interest in Weifang Fuhua Amusement Park Co., Ltd. whereas we received $450,000 in terms of our equity interest sharing percentage. We used this amount to finance our United States operating activities in 1999. Our capital improvements investment in 1999 was approximately $240,000.

      We paid approximately $1.8 million of interest and approximately $568,000 of income tax during 1999. As of December 31, 1999, we had a negative working capital of approximately $742,000 compared to negative working capital of approximately $960,000 as of December 31, 1998.

      We are constructing an indoor water park to replace the existing outdoor water park. We estimate that the construction cost will be at least $6.5 million, and we estimate that the indoor water park will be completed during the first six months of 2003. The water park will be surrounded by a glass enclosure encompassing approximately 23,000 square meters, and we believe that it will be one of the largest indoor water parks in China as of its completion date. We believe that the indoor water park will mitigate the impact of the seasonality of our business. We will sell admission tickets to the indoor water park separately from admission to the amusement park.

      The construction of the indoor water park is being financed primarily by cash flow provided by operating activities. We anticipate that we will incur at least $1.8 million of additional construction costs from October 2002 until the anticipated completion of the water park in the first six months of 2003. The contractor has agreed to allow us to delay payment of the final 20% of the construction cost, which represents approximately $1.3 million, until one year after the entire construction of indoor water park has been completed. We are also financing the construction of the indoor water park through the sale of memberships in the water park. As of September 30, 2002, we had raised approximately $863,000 through the sale of 250 memberships. There are five types of memberships ranging from an annual membership to a VIP lifetime membership. For additional information about the indoor water park, see “Business — New Indoor Water Park” and Note 11 to the consolidated financial statements that are included below in this prospectus.

      We have land adjacent to the park available on which we may elect in the future to build additional rides and attractions. We do not currently know the amount of the construction costs, when construction of additional rides and attractions on that property will commence or how the construction will be financed.

      We employ a substantial number of seasonal employees. China is undergoing significant economic reforms in the areas of employee resident housing programs, employee retirement funds, employee housing funds, employee education funds and employee welfare and bonus funds. All of these expenses constitute a part of our operating expenses with regard to the employees who work directly for the park. The nature of these expenses is similar to employee fringe benefits in the United States. The Chinese government may impose additional employee-related expenditure requirements which, if imposed, must be included in our operating expenses and general and administrative expenses.

      Our primary source of financing comes from short-term and long-term loans from two commercial banks in China. As of September 30, 2002, we had a total outstanding bank loan balance of approximately $11.9 million. Of this balance, approximately $215,000 were short-term loans with a maturity of less than one year. The remaining long-term loan balance will mature on various dates during the next several years. For additional information about our bank loans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk” and Notes 4 and 5 to the consolidated financial statements that are included below in this prospectus.

      The following table sets forth information about our contractual obligations as of December 31, 2001.

	Payments Due by Period

		Less than	1-3	4-5	After
Contractual Obligations	Total	1 year	years	years	5 years

Short-term loans	$214,781	$214,781	$—	$—	$—
Stockholder loan	1,228,855	—	1,228,855	—	—
Long-term loans	11,638,337	—	4,079,434	7,558,903	—
Operating lease for land	8,816,000	604,000	1,208,000	1,243,000	5,761,000

Total contractual cash obligations	$21,897,973	$818,781	$6,516,289	$8,801,903	$5,761,000

      We believe that our existing balances of cash and cash equivalents, together with the net proceeds of this offering, cash flow from operations, additional bank borrowings and the proceeds from sales of memberships in our indoor water park, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months, although we could be required, or we could elect, to seek additional financing prior to that time. Our future capital requirements will depend on many factors, including the growth rate of our revenues, our profitability, our capital expenditures, working capital requirements and our acquisition of other amusement parks. Furthermore, we may be unable to satisfy our working capital and capital expenditure requirements if our revenue or income declines as a result of the occurrence of one or more of the risks described above under “Risk Factors” or for any other reason.

Quantitative and Qualitative Disclosures About Market Risk

     Foreign Currency Risk

      Substantially all of the revenues and expenses of Weifang Fuhua Amusement Park are denominated in the Renminbi, which is the official currency of China and the basic unit of which is the yuan. However, we use the United States dollar for financial reporting purposes. The value of the yuan is subject to changes in Chinese governmental policies and to international economic and political developments. Although the official exchange rate for the conversion of the Renminbi to U.S. dollars has been stable, with the yuan appreciating slightly against the U.S. dollar since 1994, the exchange rate of the yuan may become volatile against the U.S. dollar or other currencies in the future. Future movements in the exchange rate of the yuan could have an adverse effect on our results of operations and financial condition. We do not engage in hedging activities to protect against foreign currency risk.

     Inflation

      Inflation has not had a material effect on our results of operations or financial condition during the past three years because the Chinese economy was relatively stable during that period. Our results of operations and financial condition could, however, be adversely affected by any inflation that occurs in subsequent years since we are not sure whether we would be able to increase admission prices and other prices at our park by amounts that correspond to the rate of inflation.

     Interest Rate Risk

      We do not hold financial instruments for trading or speculative purposes, and we do not use derivatives or similar instruments to manage interest rate risk. We intend to place our cash and cash equivalents that are in excess of current needs in short-term marketable, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. Government that are not subject to material interest rate risk or loss of principal.

      The outstanding aggregate principal balance on loans to us from the Agricultural Bank of China and the Communication Bank of China bears interest at rates that range from 5.4375% to 9.8125% per annum. As of December 31, 2001, the outstanding principal balance on these loans was approximately $11.9 million. These interest rates are subject to change once per year upon notice from the People’s Bank of China. We cannot predict whether the central bank will increase or decrease any of these rates or, if it does, what the amount of the increase or decrease will be.

      The following table presents principal cash flows and relevant interest rates by contractual maturities.

Years ended December 31, 2001	2002	2003	2004	2005	2006	Total	Fair Value

Communication Bank of China, RMB denominated loan	$54,370					$54,370	$54,370
Interest rate	6.44%
Agricultural Bank of China, RMB denominated loan	60,411					60,411	60,411
Interest rate	6.90%
Agricultural Bank of China, US dollar denominated loan	100,000					100,000	100,000
Interest rate	9.81%
Agricultural Bank of China, US dollar denominated loan			1,600,000	1,600,000	936,000	4,136,000	4,136,000
Interest rate			9.81%	9.81%	9.81%
Agricultural Bank of China, US dollar denominated loans			800,000			800,000	800,000
Interest rate			5.44%
Agricultural Bank of China, US dollar denominated loan					1,600,000	1,600,000	1,600,000
Interest rate					6.68%
Agricultural Bank of China, RMB denominated loan		217,481	1,461,953	1,461,953	1,087,403	4,228,790	4,228,790
Interest rate		8.32%	8.32%	8.32%	8.32%
Agriculture Bank of China, RMB denominated loan				873,547		873,547	873,547
Interest rate				7.72%

Total	$214,781	$217,481	$3,861,953	$3,935,500	$3,623,403	$11,853,118	$11,853,118

      The outstanding principal balance on loans to us from our affiliate, Weicheng International, Inc., bears interest at a fixed rate of 6% per annum. For additional information about these loans, see Notes 4, 5 and 6 to the consolidated financial statements that are included below in this prospectus.

New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141 (“SFAS No. 141”), “Business Combinations”, and No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets.”

      SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS No. 142, companies to reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141. The adoption of SFAS No. 141 had no impact on our consolidated financial statements.

      SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. SFAS No. 142 was required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS No. 142 requires companies to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS No. 142. The adoption of SFAS No. 142 had no impact on our consolidated financial statements.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations.” SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires that any legal obligation related to the retirement of long-lived assets be quantified and recorded as a liability with the associated asset retirement cost capitalized on the balance sheet in the period it is incurred when a reasonable estimate of the fair value of the liability can be made. We expect that SFAS No. 143 will be adopted on its effective date and that the adoption will not result in any material effect on our financial statements.

      In April 2002, the Financial Accounting Standards Board issued Statement of Financial Standards No. 145 (“SFAS No. 145”), “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classification. In addition, SFAS No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sale-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature. The changes related to debt extinguishment will be effective for fiscal years beginning after May 15, 2002, and the changes related to lease accounting will be effective for transactions occurring after May 15, 2002. Adoption of this standard will not have any immediate effect on our consolidated financial statements. We will apply this guidance prospectively.

      In June 2002, the Financial Accounting Standards Board issued Statement of Financial Standards No. 146 (“SFAS No. 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. The provisions of SFAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not expect that the adoption of this standard will have any immediate effect on our consolidated financial statements.

BUSINESS

Overview

      We manage and control Weifang Fuhua Amusement Park, a large amusement park located in China’s eastern Shandong Province in the City of Weifang. The amusement park has consistently delivered strong attendance and has been profitable since its commercial opening in April 1994. The park is strategically located in the center of the City of Weifang and is available to the city’s approximately eight million residents and Shandong Province’s approximately 90 million residents.

      Weifang Fuhua Amusement Park is the largest amusement park in Shandong Province based on acreage and number of rides. Convenient transportation via automobile, bus, train and airplane makes the park easily accessible to visitors. The park is approximately 270 miles from Beijing and 400 miles from Shanghai. Annual attendance at the park has grown from 998,993 in 1996 to 1,208,606 in 2001.

      We benefit from the substantial experience of our senior executives in the amusement and theme park industry. Our President, Chief Executive Officer and Chairman of the Board, Michael B. Demetrios, has had over 30 years of experience in the amusement and theme park industry, notably as President of Marine World Africa USA and Vice President and General Manager of Sea World in Florida. Mr. Demetrios has an undergraduate degree and a master’s degree in Business Administration from Harvard University. Our partner in the amusement park, Weifang Neo-Luck (Group) Corporation, is a Chinese corporation with diverse business interests, including ownership of the five-star Fuhua Hotel and two other hotels located in the vicinity of Weifang Fuhua Amusement Park.

      Our strategy is to combine our understanding of the interests of Chinese consumers with our Western amusement and theme park management experience to transform Weifang Fuhua Amusement Park into a highly profitable theme park that has several themes unifying its rides and other attractions. We plan to seek to increase attendance, per capita spending and revenues by:

•	Building an indoor water park at Weifang Fuhua Amusement Park, which we believe will help to decrease the current seasonal fluctuations in attendance at the park;

•	Building new rides and other attractions at the park and, in the process, expanding the total size of the park;

•	Enhancing the park’s dining facilities;

•	Enhancing the park’s merchandising outlets, games and product offerings; and

•	Expanding the park’s marketing campaign.

      Weifang Fuhua Amusement Park began commercial operations in April 1994. We believe that Weifang Fuhua Amusement Park provides its visitors with a high-quality and affordable family-oriented entertainment experience that will be further strengthened by our planned improvements. Weifang Fuhua Amusement Park’s design is intended to provide a full day of family entertainment and is divided into separate entertainment areas. Upon entering the park, visitors walk along a quaint street which resembles small-town America during the early part of the twentieth century. At the end of the street, a French castle rises high atop an island in the middle of a lake. The park has a wide range of rides, including amusements designed for children, a high-tech simulator ride, a double-looping roller coaster, a “big wheel” and a water flume ride. The park also has an outdoor theater. The water park attractions, which visitors have been able to enjoy since 1995, are being completely renovated, and the water park is being turned into a large indoor water park.

      We hold our interest in the park through Weifang Fuhua Amusement Park Co., Ltd., which is a Chinese joint venture company organized in 1991. We own an 85% interest in the park, and our partner, Weifang Neo-Luck (Group) Corporation, holds the remaining 15% interest.

      We do not currently have any other business operations. Our United States operations have been limited to activities related to the management, development and financing of Weifang Fuhua Amusement Park and to the potential acquisition of other amusement parks in China and, possibly, in other countries. Although we have a subsidiary that is incorporated in the British Virgin Islands, that corporation has not conducted any business operations and does not have any assets.

Operating Performance

      The following table describes Weifang Fuhua Amusement Park’s operating performance by category for the years ended December 31, 1999, 2000 and 2001, respectively, and for the nine months ended September 30, 2001 and 2002, respectively.

							Nine Months Ended		Nine Months Ended
	1999		2000		2001		September 30, 2001		September 30, 2002

	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	and	per	and	per	and	per	and	per	and	per
	Attendance	Visitor	Attendance	Visitor	Attendance	Visitor	Attendance	Visitor	Attendance	Visitor

Attendance:	1,158,907		1,169,149		1,208,606		924,059		1,003,845

Revenues:
Admissions	$6,887,724	$5.94	$6,847,097	$5.86	$7,039,274	$5.82	$5,596,684	$6.06	$6,276,372	$6.25
Games	667,404	0.58	576,414	0.49	525,943	0.44	431,099	0.47	435,867	0.43
Merchandise	114,149	0.10	87,402	0.07	90,745	0.08	78,193	0.08	77,813	0.08
Seafood restaurant	427,470	0.37	774,396	0.66	854,360	0.71	619,599	0.67	633,498	0.63
Other food inside park	130,276	0.11	104,842	0.09	2,565	0.0	2,565	0.00	2,103	0.00
Health center	103,218	0.09	119,368	0.10	221,116	0.18	148,789	0.16	157,546	0.16
Others	46,469	0.04	37,554	0.03	20,867	0.02	10,147	0.01	(1,029)	(0.00)

Total	$8,376,710	$7.23	$8,547,073	$7.31	$8,754,870	$7.24	$6,887,076	$7.45	$7,582,169	$7.55

Attractions and Ticket Prices

      Weifang Fuhua Amusement Park has a total of 19 rides, most of which were imported from Japanese and United States manufacturers. Of these 19 rides, eight were installed by 1994, six were acquired in 1995, two in 1996 and three in 1997. The park has a wide range of rides and attractions. There are several thrill rides, including a double-looping roller coaster, a water flume ride, a big wheel that is similar to a ferris wheel but is in constant motion, a balloon drop that simulates the experience of being in a hot air balloon and a small roller coaster known in the industry as a “Mighty Mouse,” as well as more gentle rides and attractions including a train ride around the park, several children’s rides, a children’s interactive play area, a castle for wedding receptions, an outdoor performing theater and a simulator show.

      Weifang Fuhua Amusement Park’s outdoor theater offers entertainment at various times throughout the day and evening and special concerts during the peak seasons. In the evenings, the park puts on shows such as singing contests and fashion modeling competitions at a typical charge of approximately $1.20 per ticket. For special shows, the theater charges approximately $1.80 per ticket.

      For the rides, three types of multiple ride tickets are available: tickets for three park rides, at a cost of approximately $3.60; tickets for eight park rides, at a cost of approximately $6.00; and tickets for 13 park rides, at a cost of approximately $9.70. Additional individual ride tickets are available inside the park and are priced between approximately $0.60 and $1.80. Weifang Fuhua Amusement Park offers group discounts of between 10% and 30% on a single multiple ride ticket and other seasonal discounts to improve attendance in the low season. Revenues from admissions and ride charges amounted to approximately $6.9 million, $6.8 million, $7.0 million, $5.6 million and $6.3 million for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002, respectively, accounting for approximately 82.2%, 80.1%, 80.4%, 81.3% and 82.8% of total revenues in the respective periods.

Games

      Weifang Fuhua Amusement Park offers a number of electronic games for use by visitors to the park. Revenues from these games were approximately $0.7 million, $0.6 million and $0.5 million during the years ended December 31, 1999, 2000 and 2001 respectively, and were approximately $0.4 million during each of the nine months ended September 30, 2001 and 2002, respectively. Revenues from games accounted for approximately 8%, 6.7% and 6% of total revenues during the years ended December 31, 1999, 2000 and 2001, respectively, and approximately 6.3% and 5.7% of total revenues during the nine months ended September 30, 2001 and 2002, respectively.

Restaurants, Retail Sales and Other

      Visitors to Weifang Fuhua Amusement Park can choose from four restaurants serving a wide variety of cuisine. Fuhua Seafood Paradise and Forest Dining Hall are two full-service restaurants that serve Cantonese and Mandarin cuisine. Weifang Fuhua Amusement Park’s four fast food restaurants serve popular Chinese and American cuisine including dumplings, noodles, pizza and other Western fast food. Revenues from restaurant, retail sales and other accounted for approximately 9.8%, 13.2% and 13.6% of total revenues during the years ended December 31, 1999, 2000 and 2001, respectively, and approximately 12.5% and 11.5% of total revenues during the nine months ended September 30, 2001 and 2002, respectively.

      In addition, Weifang Fuhua Amusement Park has six retail and souvenir stores. Revenues from restaurant, retail sales and other were approximately $822,000, $1.1 million, $1.2 million, in 1999, 2000 and 2001, respectively, and approximately $859,000 and $870,000 during the nine months ended September 30, 2001 and 2002, respectively.

      By enhancing the park’s dining facilities and merchandise outlets, we hope to increase revenues generated after people enter the park that are not based upon ride admissions. Although such non-ride based revenues (revenue from restaurants, retail sales, games and other) have risen from approximately 17.8% of total revenues in 1999 to approximately 19.6% in 2001 and to approximately 17.2% at September 30, 2002, we believe that they are considerably below Western standards. We believe that a well-run park in the United States generates at least 30% of its revenues after people enter the park from non-ride based activities, and that the percentage is more than that for a “destination park” such as Disney World in Florida.

Proposed Production of Cartoon Movies

      We have entered into a non-binding letter of intent with the China Film Foundation. We intend to discuss with the China Film Foundation the possibility of forming a partnership that would develop, produce and distribute cartoon movies that are intended for children. If the partnership if formed, we intend to show the movies at Weifang Fuhua Amusement Park and, possibly, at other locations.

New Indoor Water Park

      In 2001 we began constructing an indoor water park to replace the existing outdoor water park. The water park occupies approximately 23,000 square meters and will be covered by a glass enclosure. The purpose of creating an indoor leisure park in a highly urban setting is to provide a year-round opportunity for guests to relax and enjoy themselves in a lush natural setting with many water features in a striking glass structure. We believe that it will be one of the largest indoor water parks in China as of its completion date. It will cost at least $6.5 million and is in construction, with an estimated completion date in the first six months of 2003 assuming that unanticipated construction problems do not delay its completion. The indoor water park has been designed to feature sandy beaches, wave pools, water slides, swimming pools, lush landscaping, fountains, a sauna, a gym, water play areas, restaurants, eating areas, changing areas and other amenities. The indoor water park is being financed by the sale of memberships and amusement park generated cash flow, although the proceeds of this offering may need to be applied toward the construction cost of the park if the preceding sources of funds are insufficient.

      As of December 31, 2001 and September 30, 2002, we had raised approximately $863,000 through the sale of 250 memberships. There are five types of memberships ranging from an annual membership with limited membership benefits to a lifetime membership with full benefits. The five memberships are the lifetime VIP Membership, the lifetime Golden Membership, the lifetime Silver Golden Membership, the three-year Silver Membership and the Annual Membership, which cost approximately $8,433, $6,024, $3,614, $602 and $241, respectively. The five memberships differ in length of membership period and benefits that include free or discounted admission and services at the water park, the amusement park and the Weifang

Fuhua Hotel. The services include, among others, access to gyms, sauna and spas, travel arrangements and live entertainment.

Development Strategy

      We believe that there is a significant difference between an amusement park and a theme park, and that a theme park offers a better opportunity for increased revenues and profits. An amusement park resembles a large carnival and consists of various rides and attractions that generally are unrelated to each other and that do not have a unifying theme. By contrast, a theme park is divided into several areas or sections, each of which has a different theme that unites its rides, restaurants, merchandise outlets and other attractions, thereby creating an attractive atmosphere and ambiance. We believe that the pleasant and enriching atmosphere and ambiance of a theme park may encourage visitors to spend more time at the park by visiting all of the park’s themed areas and to purchase more food, merchandise and ride tickets. We also believe that the creation and operation of theme parks in China presents a very attractive opportunity that has not yet been exploited by any other park owner.

      Although we have not yet determined the themes that will be developed at Weifang Fuhua Amusement Park, our goal is to develop themes at the park as part of our effort to expand and improve the park. We also intend to add quality rides and attractions and to enhance the overall quality of the park. We plan to expand the total size of the park by utilizing an adjacent plot of land. In addition, we plan to increase marketing efforts to inform residents of Shandong Province of the new features and attractions. We plan to periodically introduce new rides and attractions in an effort to increase per-visitor revenues and return visits. We expect that new rides and attractions may also increase the amount of time each visitor spends at the park, with resulting increases in food, merchandise and game revenues. In addition, we plan to add new landscaping to the park, refurbish restaurants and improve the quality of merchandise in order to maintain the park’s status as Shandong Province’s largest amusement park. We intend to develop an expansion plan that will focus on adding indoor “dark-rides,” a new generation of thrill rides and roller coasters, and live entertainment. A dark ride is a highly themed ride such as Disney’s “It’s a Small World” that transports visitors through an enclosed structure by means of a boat or other vehicle.

Attendance

      We believe that attendance at Weifang Fuhua Amusement Park will depend primarily upon the introduction of new rides and attractions, as well as local economic conditions, the effectiveness of management and its marketing efforts, the quality of the entertainment experience offered and the degree of competition in the area. We believe a policy of periodically adding new rides and attractions may boost attendance. We also believe that attendance may be further increased as we convert the existing amusement park into a comprehensive theme park.

      Generally, Weifang Fuhua Amusement Park is open daily from 8:30 a.m. to 10:00 p.m. during the summer and from 9:00 a.m. to 5:00 p.m. during the rest of the year. The park generally experiences its highest attendance on weekends and holidays. Although the park is open throughout the year, most of its attractions are open-air, and attendance and revenues are significantly affected by weather, the school calendar and public holidays.

      In 2000 and 2001, a daily average of 3,203 and 3,311 persons, respectively, visited Weifang Fuhua Amusement Park. During the nine months ended September 30, 2002, a daily average of 3,677 persons visited the park. Weather greatly influences the park’s attendance in the winter. The seasonality of the attendance patterns is evidenced by the fact that, based on admission revenue from 1999 through 2001, on an average basis only 19% of the annual attendance came to the park in the five months from November to March, while 81% came in the seven months from April to October. We expect that the new year-round indoor water park may have a positive effect on seasonality.

      The following table describes monthly amusement park admission revenues, by percentage, during each month of the year during the periods indicated.

				Nine Months
	Year Ended December 31,			Ended
				September 30,
Month	1999	2000	2001	2002

January	1.8%	1.4%	2.4%	1.3%
February	4.1	4.0	4.2	3.2
March	6.0	6.2	4.8	5.2
April	11.8	11.7	11.3	11.3
May	12.7	12.8	14.4	13.9
June	10.3	10.1	10.4	10.5
July	11.9	12.3	10.5	9.5
August	12.4	12.9	11.0	10.1
September	11.0	9.7	9.4	10.0
October	12.2	11.8	12.2
November	4.2	5.2	6.2
December	1.5	1.9	3.2

	100.0%	100.0%	100.0%	75.0%

      The monthly amusement park admission revenues, by percentage, for the nine months ended September 30, 2002 have been annualized and may not be indicative of the actual results for a full year.

      Other cities in Shandong Province contribute greatly to Weifang Fuhua Amusement Park’s overall attendance, and we believe the park’s marketing efforts throughout Shandong Province will continue to attract a high percentage of visitors from outside the City of Weifang, especially as new highways continue to be built. Historically, approximately 40% of the park’s visitors have come from the City of Weifang, with most of the remaining visitors coming from the entire province of Shandong. Approximately 11% of the park’s visitors come from the city of Qingdao which is approximately two and a half hours away and approximately 10% of the park visitors come from each of the cities of Zibo and Jinan.

Advertising, Marketing and Promotion

      We market and promote Weifang Fuhua Amusement Park on a local, regional and national basis via television and newspaper advertising, informal relationships with various travel agencies and special promotional events. To promote Weifang Fuhua Amusement Park, we have launched an aggressive marketing campaign involving advertising on radio and television stations in all major metropolitan centers in Shandong and distributing flyers and other printed commercial materials in various Shandong cities. In 1999, 2000, 2001 and the nine-month periods ended September 30, 2001 and 2002, Weifang Fuhua Amusement Park spent approximately $212,000, $385,000, $529,000, $459,000 and $521,000, respectively, on advertising. In addition, we periodically authorize the country’s nationwide television network, China Central Television, Shandong Provincial TV Station and neighboring cities’ television stations to shoot films and special programs inside Weifang Fuhua Amusement Park. We intend to continue to host movie, television and music stars in order to increase attendance and promote visitor spending in the park. Also, in a new program, members of our sales force tour throughout Shandong Province with performers from the Weifang Fuhua Amusement Park who conduct live public performances to promote our park. Weifang Fuhua Amusement Park also receives support from the Shandong provincial and Weifang city governments and tourism bureaus.

      The park’s Sales and Marketing Department as of September 30, 2002 consisted of 67 people, including 20 sales managers, 37 sales representatives and 10 other employees. In part due to our successful marketing, Weifang Fuhua Amusement Park has experienced growth in attendance in every year since opening. The sales force has established informal relationships with a number of travel agencies, including Shandong

International Tourist Group, one of the largest tourist companies in China, Qingdao Chunqiu Travel Agency and Shunzheng Travel Agency. Through these travel agencies we provide seasonal discounts to improve attendance in the low season. For the year ended December 31, 2001, approximately 25% of the park’s visitors made arrangements to visit the park through our sales offices and independent travel agencies. Also important to promoting sales, Weifang Fuhua Amusement Park has benefited, and is expected to continue to benefit, from improvements to the well-developed transportation infrastructure in Shandong Province.

      Weifang Fuhua Amusement Park currently has five sales offices outside Weifang, which are located in Qingdao, Jinan, Zibo, Dongying and Yantai. In addition to selling tickets directly, these sales offices work with local tour operators to develop tour packages to Weifang Fuhua Amusement Park and promote the park via local advertising. Most of the cities in which we have sales offices are connected to the park via recently completed highways. Weifang Neo-Luck (Group) Corporation also owns a major local bus company that operates between Weifang and Qingdao, Dongying, Sheba and Rizhao, and arranges excursions to the park.

      The following table sets forth information as of September 30, 2002 about the park’s sales offices that are located outside Weifang.

	Estimated
	Population	Sales
City	(millions)	Representatives

Jinan	5.6	3
Qingdao	7.1	3
Zibo	4.1	3
Dongying	1.7	2
Yantai	6.5	3

Management and Employees

      We directly employ only our President and Chief Executive Officer, Michael B. Demetrios, and two other employees. All other employees who are associated with Weifang Fuhua Amusement Park are employed by Weifang Fuhua Amusement Park Co., Ltd. or Weifang Neo-Luck (Group) Corporation.

      Through Weifang Fuhua Amusement Park Co., Ltd., the park employs five key managers located in Weifang. Through Weifang Neo-Luck (Group) Corporation, the park employs an average of 320 full-time and temporary workers, who are compensated directly by Weifang Fuhua Amusement Park Co., Ltd. During the summer high season, the number of employees typically peaks at approximately 380 people, while during the off season employees generally number slightly over 310. Every new staff member is required to participate in a six-day training program prior to beginning work. During this training period, new staff members are educated on the history, rules and bylaws of the park. Full-time staff receive a special three-month training program, and there are also training sessions on specific topics, including customer satisfaction, first aid and safety. We believe that relations with the park’s employees are good.

      Management of the park is divided into several departments, each department overseeing one aspect of the park’s operations such as merchandising, food and beverage and accounting. A director manages each department and reports to a vice general manager or to a general manager. A vice general manager supervises four departments and reports to a general manager. We send new management personnel to overseas parks to give them firsthand knowledge of Western management techniques.

      Each department maintains a high degree of accountability, and staff bonuses are based on both departmental and individual performance. The wages paid at Weifang Fuhua Amusement Park are competitive with the local market, and currently average approximately $2,300 per year for junior employees and approximately $2,500 per year for department directors.

Maintenance and Safety

      Weifang Fuhua Amusement Park’s maintenance personnel inspect all rides each operating day and conduct formal ride inspections on a weekly basis. The maintenance team consists of 14 technicians and employees, each of whom is required to be a qualified maintenance technician. Upon being hired, each technician receives training in operational procedures, safety inspection and routine maintenance. Periodically, some maintenance technicians are sent to Japan where they receive advanced training in safety inspection and maintenance from Japanese ride manufacturers. Weifang Fuhua Amusement Park spent approximately $35,000, $398,000 and $236,000 in 1999, 2000 and 2001, and $85,000 and $87,000 in the nine months ended September 30, 2001 and 2002, respectively, on repairs and maintenance. The increase in repairs and maintenance for 2000 was due primarily to our periodic maintenance program which includes landscaping, painting of all the rides and maintenance overhaul.

      There have not been any major accidents at Weifang Fuhua Amusement Park since it opened in 1994. Although the risk of injury cannot be eliminated, management believes it is taking appropriate steps to protect guests and employees at the park.

      Weifang Fuhua Amusement Park maintains insurance of the type and in the amounts that it believes are commercially reasonable and available to businesses in its industry, including a liability policy that covers losses on a per accident basis and fire and extended policies which also cover the park for malicious damage. However, we can give no assurance that our insurance will be adequate to cover all losses.

Competition

      Rising living standards in China have led to a greater demand for recreation and entertainment. We believe that the amusement park industry in China is highly fragmented, and that there is no nationwide amusement park operator. We believe that all parks similar in size to Weifang Fuhua Amusement Park are managed by different operators. Within a park’s regional market area, the principal factors affecting competition include location, price, uniqueness and perceived quality of rides and attractions, and the quality of entertainment and food the parks offer. We believe that a sufficient variety of rides, attractions, restaurants, merchandise outlets and family orientation will enable a park to compete effectively. We also believe that an amusement park is likely to succeed only if it can develop into a high-quality Western-style regional destination theme park. Based upon our belief that most of China’s amusement parks offer a very rudimentary amusement experience, we believe that Weifang Fuhua Amusement Park is, and other parks that we may develop may be, positioned to build market share and become major entertainment and leisure destinations in China and elsewhere.

      Weifang Fuhua Amusement Park is located in the City of Weifang in Shandong Province. Shandong Province has a population of approximately 90 million. In 2001, Shandong Province had the third-largest economy among Chinese provinces. The City of Weifang is located in the southeast of Shandong Province within a 2 1/2 hour drive of some of the largest cities in the province including: Jinan, Zibo, Dongying, Qingdao and Lingyi. Weifang is also an important railway center, accommodating 5.5 million travelers per year. The majority of Weifang’s suburban population live less than half an hour from the city center. In 2001, an estimated 5,500,000 tourists visited Weifang.

      Weifang is home to a number of large companies as well as five colleges and universities. Companies include Haiyang Chemical Group, China’s largest salt and alkali facility and Weifang Huaguang Technology, a Shanghai-listed electronics manufacturer. The city is home to several universities including Bohai University, which is located approximately one mile east of Weifang Fuhua Amusement Park. Across the street from the park, the Weifang government is constructing a large cultural museum, one of the largest in Shandong. The museum is expected to draw many tourists from around Shandong Province and will enhance Weifang’s status as a destination city. Weifang City Hall and the entire city government relocated directly south of Weifang Fuhua Amusement Park in the summer of 1998. In addition, Weifang is known in China for its annual International Kite Festival which is held in April and attracts many visitors from China and other countries.

      Weifang Fuhua Amusement Park currently faces competition from an amusement park in Shandong which is located in Qingdao. Grandlink World opened in July 1998. The park has a well-themed selection of children’s rides and has a go-cart track, roller coaster, swinging pirate ship and flying carousel.

      Although we believe that Weifang Fuhua Amusement Park offers attractions that are superior to our competitor’s attractions, there is no assurance that consumers will not prefer our competitors. Our business would be negatively affected as a result.

Government Regulation of Amusement and Theme Parks

      The entertainment industry is part of the services industry in China. Operations at amusement and theme parks in China are subject to state and local governmental regulations including foreign investment limitations and safety, tourism, labor, health and other relevant regulations applicable to amusement and theme park operations. The Ministry of Foreign Trade and Economic Cooperation enacts the policies and regulations regarding foreign investment limitations in the entertainment industry. The other relevant regulations are issued or implemented by the Technological Supervision Bureau, the Ministry of Construction, the Ministry of Public Security Affairs, the Ministry of Labor, the State Tourism Administration and the State Administration of Industry and Commerce.

      Under the Administrative Rule of Entertainment Places issued by the State Counsel, effective as of July 1, 1999, an amusement or theme park or other entertainment industry enterprise cannot be entirely foreign-owned. As a result of China’s entry into the World Trade Organization, however, it is possible that this restriction on foreign investment may be eliminated in the future. Although the form of Sino-foreign joint venture in which Weifang Fuhua Amusement Park is operated is acceptable, the joint venture company’s term is limited to 30 years pursuant to its registration certificate.

      The Technological Supervision Bureau is a government agency under the jurisdiction of the State Council. The Technological Supervision Bureau plays the leading role in the supervision of the facilities and management of amusement and theme parks. The Technological Supervision Bureau is responsible for, among other things:

•	Formulating and implementing the policies, rules and regulations regarding metrology standards and quality control;

•	Carrying out quality and safety supervision and inspection in industrial sectors and market places;

•	Organizing the investigation of major accidents caused by the quality of products;

•	Issuing licenses to industry for the production of goods;

•	Developing, approving, issuing and revising national standards;

•	Coordinating programs for developing national and sector standards and local standards;

•	Supervising the implementation of standards; and

•	Enforcing applicable laws and regulations pertaining to amusement and theme parks.

      The Technological Supervision Bureau has promulgated various rules and regulations that are intended to regulate entertainment parks, such as the Rule on Safety Supervision on Game Machines and Recreational Facilities issued in 1994, and the Safety and Service Requirement in Places of Entertainment issued in 1997 regarding the safety requirements relating to the design, production, sales, purchase, installation, inspection, operation and management of entertainment parks and facilities.

      According to these rules, amusement and theme parks are required to establish a safety management system and first aid measures. The safety management system includes but is not limited to formulating policies regarding operational rules and employees’ ethics and periodically inspecting and maintaining equipment and facilities. The first aid measures include providing rescue personnel for water recreational facilities and maintaining records of accidents. All local governments also are responsible for stringently enforcing these rules. If the operators of amusement parks fail to implement the safety requirements set forth in the rules, they will be penalized under the rules. If an accident occurs in an amusement or theme park, unless the operator can provide sufficient evidence that demonstrates its lack of responsibility for the accident, it will be wholly or partially liable for all the losses and damages caused by the accident.

Weifang Fuhua Amusement Park Co., Ltd.

      Weifang Fuhua Amusement Park Co., Ltd., which was established in 1991 and in which we hold an 85% interest, is the owner of Weifang Fuhua Amusement Park. Weifang Fuhua Amusement Park Co., Ltd. is a “Sino-foreign equity joint venture” formed under Chinese law. By United States legal standards, the joint venture more closely resembles a corporation than a joint venture and therefore is referred to in this prospectus as a joint venture company.

      The remaining 15% interest in Weifang Fuhua Amusement Park Co., Ltd. is owned by Weifang Neo-Luck (Group) Corporation, which is a Chinese corporation owned by the Weifang State Asset Administration Bureau. Through a wholly owned California corporation named Weicheng International, Inc., Weifang Neo-Luck (Group) Corporation is also the owner of 70.6% of our common stock.

      Weifang Fuhua Amusement Park Co., Ltd. operates under an agreement between Weifang Neo-Luck (Group) Corporation and us. The agreement continues until 2021. Among other things, our agreement with Weifang Neo-Luck (Group) Corporation provides that, effective upon the closing of this offering, Weifang Fuhua Amusement Park Co., Ltd. will be managed by a board of directors consisting of seven members. We are entitled to appoint five of the seven directors, and Weifang Neo-Luck (Group) Corporation is entitled to appoint the remaining two directors. Every action by the board of Weifang Fuhua Amusement Park Co., Ltd. must be approved by at least four directors. The agreement also provides that, effective upon the closing of this offering, a majority of our independent directors must approve (i) our selection of the five directors who will serve on the board of Weifang Fuhua Amusement Park Co., Ltd., (ii) any amendment or termination of the agreement, and (iii) any transaction or agreement that Weifang Fuhua Amusement Park Co., Ltd. enters into after the closing with Weifang Neo-Luck (Group) Corporation or one of its subsidiaries.

      Weifang Neo-Luck (Group) Corporation has diverse business interests in foreign trade, tourism, light industry, marble products, plastics and financial services. It owns and manages the five-star Fuhua Hotel and two other hotels located in the vicinity of Weifang Fuhua Amusement Park. Weifang Neo-Luck (Group) Corporation has emerged as a leading company in Shandong Province and is ranked among the largest 1,000 companies in China.

Properties

      Our administrative offices are located in Los Angeles, California. We lease approximately 2,176 square feet of office space pursuant to a month-to-month lease that has monthly rental payments of $4,200.

      Weifang Fuhua Amusement Park Co., Ltd. leases the land on which Weifang Fuhua Amusement Park is located from Weifang Neo-Luck (Group) Corporation. The lease covers 235,680 square meters of land and expires on October 31, 2015. We have an option to extend the lease to 2032 provided that Weifang Fuhua Amusement Park Co., Ltd.’s business license is renewed. Annual lease payments are approximately $604,000. Beginning October 31, 2005, and continuing every fifth-year thereafter for the remainder of the lease term, lease payments will increase by 5%.

Legal Proceedings

      From time to time, we may become involved in litigation relating to claims arising from our business operations. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Director Nominees

      The following table sets forth information about our executive officers, directors and director nominees as of November 15, 2002.

Name	Age	Position

Michael B. Demetrios	67	President, Chief Executive Officer and Chairman of the Board of Directors
Duo Wang	42	Chief Financial Officer and Director
Davisson Wu	39	Secretary and Director
Nabil N. El-Hage(1)	44	Director Nominee
Richard A. Lumpkin(1)	67	Director Nominee
Bill Sims(1)	59	Director Nominee
Jun Yin	42	Director

(1)	Messrs. El-Hage, Lumpkin and Sims have indicated their willingness to serve as directors of the company following completion of this offering.

      Michael B. Demetrios has served as our President since February 1998 and as our Chief Executive Officer and Chairman of the Board of Directors since July 1999. Mr. Demetrios has over 30 years of experience in the amusement and theme park industry. From 1974 to 1997, Mr. Demetrios served as President of Marine World Africa USA, a northern California animal-oriented theme park. From 1972 to 1973, Mr. Demetrios served as First Vice President and General Manager of Sea World of Florida.

      Duo Wang has served as a member of our board of directors since August 1999 and as our Chief Financial Officer since November 2001. Mr. Wang has served as Vice President of Business Development of Weifang Neo-Luck (Group) Corporation since October 1999 and served as Manager of the Finance Department of Weifang Neo-Luck (Group) Corporation from January 1999 to September 2000. Mr. Wang has also served as a director of Weifang Fuhua Amusement Park Co., Ltd. since October 1991. Weifang Neo-Luck (Group) Corporation is our partner in Weifang Fuhua Amusement Park and has diverse business interests in foreign trade, tourism, light industry, marble products, plastics and financial services.

      Davisson Wu has served as a member of our board of directors since November 1997 and as our Secretary since November 2000. Mr. Wu has served as President of Shandong Jimswood Industrial Co., Ltd., a Chinese stone care and polishing products company since August 1994. Mr. Wu served as President of Jimswood Investment and Development Corporation, which held 29.4% of our stock, from July 1995 to its dissolution in June 2001.

      Nabil N. El-Hage has indicated his willingness to serve as a member of our board of directors following completion of this offering. Mr. El-Hage has served as President and Chief Executive Officer and as a director of Jeepers!, Inc., an operator of indoor family amusement centers, since January 1995. Mr. El-Hage has served as a director of WorldQuest, an internet telephone company, since December 1999. Mr. El-Hage served as a faculty member of the Finance Department at the Harvard Business School from July 1984 to July 1985.

      Richard A. Lumpkin has indicated his willingness to serve as a member of our board of directors following completion of this offering. Mr. Lumpkin has served as President and Chief Executive Officer of Illinois Consolidated Telephone Co., a telephone exchange carrier, since 1990, and served as Chairman of the Board of Directors from 1990 to December 2001. Mr. Lumpkin served as Vice Chairman of the Board of Directors of McLeodUSA Incorporated from September 1997 to April 2002. In January 2002, McLeodUSA Incorporated filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Lumpkin also serves as a director of First Mid-Illinois Bank & Trust, First Mid-Illinois Bancshares, Inc. and Ameren.

      Bill Sims has indicated his willingness to serve as a member of our board of directors following completion of this offering. Mr. Sims has been the majority owner of a “Ripleys Believe It or Not” Museum franchise in Maryland since January 2001. Mr. Sims has served as Chairman of the International Association of Amusement Parks and Attractions, an industry association with over 6,000 members across 90 countries, since November 2000, and has served as a director since November 1998. Mr. Sims has been a co-owner of Ocean Breeze Park in Virginia Beach, Virginia, since January 2000. Mr. Sims served as Chairman of the Florida Tourism Commission from October 1997 to September 2000. Mr. Sims was a co-owner and served as Chairman and Chief Executive Officer of Silver Springs in Florida, a nature theme park, from March 1991 to November 1999.

      Jun Yin has served as a member of our board of directors since December 1997. Mr. Yin has served as Chairman of Weifang Neo-Luck (Group) Corporation since March 1991 and served as President from March 1991 to May 1999. Mr. Yin has served as a director of Weifang Fuhua Amusement Park Co., Ltd. since August 1991.

      Each of our officers serves at the discretion of the board of directors, subject to the terms of any employment agreement that such officer may have entered into with us. There are no family relationships among any of our directors or executive officers.

Board of Directors

      Our bylaws provide that the incumbent board of directors has authority to determine the size of the board. Our board of directors currently consists of four members. Upon the closing of this offering, the size of the board will be increased to seven members. Directors are elected annually by the stockholders to serve until their successors have been elected.

Board Committees

      Effective upon the closing of this offering, our board of directors will establish a compensation committee and an audit committee. Among other things, the audit committee will review our internal accounting procedures and financial statements with management and will consult with, and review and approve the services provided by, our independent accountants. Among other things, the compensation committee will review and approve the compensation and benefits of our officers and directors, including stock-based compensation, and will establish and review general policies relating to the compensation and benefits of our employees. Richard A. Lumpkin, Nabil N. El-Hage and Bill Sims will be the members of our audit committee and our compensation committee. There will be no specified term for committee members.

Compensation Committee Interlocks and Insider Participation

      Our board of directors as a whole has performed the functions that will be delegated to the compensation committee. None of our executive officers has served or currently serves on a board of directors or on a compensation committee of any other entity that has one or more executive officers who serve on our board of directors or on our compensation committee.

Compensation of Directors

      Our directors currently do not receive compensation from us for their service as directors, although they are reimbursed for travel and lodging expenses in connection with attendance at board and committee meetings. Following the completion of this offering, we intend to pay each non-employee director a fee of at least $1,000 for each board meeting attended by the director and a fee of at least $500 for each committee meeting attended by the director. Concurrently with the completion of this offering, we intend to grant to each non-employee director an option to purchase 10,000 shares of common stock under our 2001 Stock Incentive Plan at an exercise price that is equal to the initial public offering price. Each option will vest and become exercisable in three equal annual installments beginning on the first anniversary of the grant date. We also intend to establish a policy that each non-employee director will receive an annual grant of an option to purchase at least 3,000 shares of common stock under our 2001 Stock Incentive Plan or under a separate option plan that we may adopt for the benefit of our non-employee directors. Directors who are employees are eligible to receive options under our 2001 Stock Incentive Plan. For additional information about our 2001 Stock Incentive Plan, see “Management — 2001 Stock Incentive Plan.”

Executive Compensation

      The following table sets forth information concerning the compensation earned by our Chief Executive Officer for services rendered during the year ended December 31, 2001. None of our other executive officers earned a salary and bonus in excess of $100,000 for services rendered during the year ended December 31, 2001.

Summary Compensation Table

Long-Term
Compensation
Awards
Annual
		Compensation(1)		Securities
				Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Options(#)	Compensation

Michael B. Demetrios	2001	$200,000	—	140,000	—
President, Chief Executive Officer and Chairman of the Board

(1)	In accordance with SEC regulations, this table does not include perquisites and other personal benefits valued at the lesser of $50,000 or 10% of the total salary and bonus reported for the named executive officer. The proceeds of this offering will be used to pay the accrued salary of approximately $366,667 that was owed to Mr. Demetrios as of October 31, 2002.

Options Grants in Last Fiscal Year

      The following table sets forth certain information concerning stock options granted during the fiscal year ended December 31, 2001 to Michael B. Demetrios, our Chairman of the Board and Chief Executive Officer. No stock appreciation rights were granted to any person, and no options were granted to any other person.

	Individual Grants				Potential Realizable
Value at Assumed
	Number of	% of Total			Annual Rates of Stock
	Securities	Options			Price Appreciation for
	Underlying	Granted to	Exercise		Option Term(2)
	Options	Employees in	Price	Expiration
Name	Granted(1)	Fiscal Year	Per Share(2)	Date	5%	10%

Michael B. Demetrios	140,000	100%	$7.00	12/31/2010	$540,000	$1,331,000

(1)	Fifty percent of the options will become exercisable upon the completion of the initial public offering provided that Mr. Demetrios is employed by us on that date, and the remainder of the options will become exercisable on the first anniversary of the initial public offering if Mr. Demetrios is employed by us on that date. All of the options are non-statutory stock options and were granted at an exercise price equal to the initial public offering price of $7.00 per share.

(2)	The potential realizable value shown in this table represents the hypothetical gain that might be realized based on assumed 5% and 10% annual compound rates of stock price appreciation over the full option term. These prescribed rates are not intended to forecast possible future appreciation of the common stock. Actual gains, if any, on stock option exercises are dependent upon the future performance of our common stock and overall market conditions.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth certain information concerning the number and value of stock options as of December 31, 2001. Mr. Demetrios did not exercise any options during the fiscal year ended December 31, 2001. No stock appreciation rights have been granted by us.

Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-The-Money Options at
	December 31, 2001		December 31, 2001(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael B. Demetrios	0	140,000	—	$0

(1)	The value of unexercised in-the-money options at December 31, 2001 represented the spread between the fair market value of the securities underlying the options and the exercise price set at the date of grant.

Employment Agreements

      We have entered into an employment agreement with Michael B. Demetrios. The agreement provides that Mr. Demetrios will serve as our Chairman of the Board and Chief Executive Officer for an initial term that began on January 1, 2001 and expires on December 31, 2003. Mr. Demetrios is entitled to receive a salary of $200,000 per year, and he is eligible to receive discretionary bonuses based on our operating results. If our initial public offering is completed prior to January 1, 2003, Mr. Demetrios is entitled to a bonus in the amount of 1% of the proceeds of the offering, up to a maximum bonus of $150,000. If we terminate Mr. Demetrios’ employment without cause prior to the end of the employment term, he is entitled to an additional month’s salary.

      Under the employment agreement, we granted Mr. Demetrios an option to purchase 140,000 shares of our common stock, which is equal to 5% of our shares that were outstanding on January 1, 2001. The option’s exercise price is equal to the initial public offering price. Fifty percent of the option will vest and become exercisable upon completion of our initial public offering provided that Mr. Demetrios is employed by us on that date, and the remainder of the option will vest and become exercisable on the first anniversary of the initial public offering if Mr. Demetrios is employed by us on that date. The vested portions of the option will remain exercisable until December 31, 2010, subject to earlier termination as provided below.

      If we terminate Mr. Demetrios’ employment for cause prior to the end of the employment term, the vested portion of his option will terminate as of the date that his employment terminates. If Mr. Demetrios voluntarily terminates his employment prior to the end of the employment term, the vested portion of his option will remain exercisable for thirty days after his employment termination. If his employment terminates because of the expiration of the term of employment or because of his death or disability or our termination of his employment without cause, Mr. Demetrios will remain entitled to exercise the vested portion of his option for one year thereafter. Regardless of the reason that the employment of Mr. Demetrios terminates, the option will not be subject to further vesting after the termination date of his employment.

2001 Stock Incentive Plan

      In November 2001, our 2001 Stock Incentive Plan was adopted by our board of directors, and in February 2002 the plan was approved by our stockholders. The plan provides for the grant to our officers and other employees of incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code, for the grant to our officers, employees, directors, consultants and advisers of nonstatutory stock options that do not satisfy the requirements of Section 422 and for the grant or sale to our officers, employees, directors, consultants and advisers of shares of our common stock that are subject to restrictions.

      We have reserved a total of 420,000 shares of common stock for issuance under the 2001 Stock Incentive Plan, which amount is subject to the plan’s anti-dilution adjustment provisions in the event of a stock split, reverse stock split, stock dividend, recapitalization or similar transaction. As described under “Management — Employment Agreements,” we have granted a nonstatutory stock option to Mr. Demetrios to purchase 140,000 shares of common stock. As described under “Management — Compensation of Directors,” each of our non-employee directors will receive a nonstatutory stock option to purchase 10,000 shares of common stock concurrently with the completion of this offering.

      The 2001 Stock Incentive Plan is administered by our board of directors, although the board has discretion to appoint a committee to administer the plan. The plan’s administrator is responsible for selecting the officers, employees, directors, consultants and advisers who will receive options and restricted stock. Subject to the requirements imposed by the plan, the administrator is also responsible for determining the terms and conditions of each option award, including the number of shares subject to the option, the exercise price, expiration date and vesting period of the option and whether the option is an incentive stock option or a nonstatutory stock option. Subject to the requirements imposed by the plan, the administrator is responsible for determining the terms and conditions of each restricted stock grant, including the number of shares granted, the purchase price (if any) and the vesting, transfer and other restrictions imposed on the stock.

      Under current law, only officers and other employees are entitled to receive incentive stock options. The exercise price for an incentive stock option may not be less than 100% of the fair market value of the common stock on the date of the grant of the option. With respect to an option holder who owns stock possessing more than 10% of the total voting power of all classes of our stock, the exercise price for an incentive stock option may not be less than 110% of the fair market value of the common stock on the date of the grant of the option. The 2001 Stock Incentive Plan does not specify a minimum exercise price for nonstatutory stock options or restricted stock.

      Unless otherwise determined by the plan’s administrator, options granted under the plan generally are not transferable except by will or the laws of descent and distribution. Except as otherwise provided in the option agreement, an option ceases to be exercisable 90 days after the termination of the option holder’s employment with us.

      The purchase price of common stock acquired under the 2001 Stock Incentive Plan is payable by cash or check. In addition, the plan’s administrator has discretion to accept the following types of payment for the stock:

•	a secured or unsecured promissory note;

•	shares of our common stock already owned by the option or restricted stock holder as long as the surrendered shares have a fair market value that is equal to the acquired stock;

•	surrender of shares of our common stock then issuable upon exercise of the option as long as the fair market value of the surrendered stock is equal to the option exercise price; and

•	a “cashless” option exercise in accordance with applicable regulations of the Securities and Exchange Commission and the Federal Reserve Board.

      Except as otherwise determined by the plan’s administrator, in the event of a “corporate transaction,” all previously unexercised options will terminate immediately prior to the consummation of the corporate transaction and all restricted stock will be forfeited immediately prior to the consummation of the corporate transaction. The plan’s administrator, in its discretion, may permit exercise of any options prior to their termination, even if the options would not otherwise have been exercisable, or provide that outstanding options will be assumed or an equivalent option substituted by a successor corporation. The plan’s administrator, in its discretion, may remove any restrictions as to any restricted stock or provide that all outstanding restricted stock will participate in the corporate transaction with equivalent restricted stock substituted by the successor corporation. In general, a “corporate transaction” means:

•	our liquidation or dissolution;

•	our merger or consolidation with or into another corporation as a result of which we are not the surviving corporation;

•	a sale of all or substantially all of our assets; or

•	a purchase or other acquisition of beneficial ownership of more than 50% of our outstanding capital stock by one person or more than one person acting in concert.

      The board of directors may at any time amend, suspend or terminate the 2001 Stock Incentive Plan. With specified exceptions, no amendment, suspension or termination of the plan may adversely affect outstanding options or the terms that are applicable to outstanding restricted stock. No amendment, suspension or termination of the plan requires stockholder approval unless such approval is required under applicable law or under the rules of the American Stock Exchange. Unless terminated earlier by the board of directors, the plan will terminate automatically in November 2011.

Limitations on Directors’ Liability and Indemnification of Directors and Officers

      Our certificate of incorporation eliminates the personal liability of directors for monetary damages for breach of their duties as directors to the fullest extent permitted under Delaware law. Delaware law provides that this provision does not eliminate the liability of a director for:

•	A breach of his or her duty of loyalty to the corporation or its stockholders;

•	An act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	An unlawful payment of a dividend or an unlawful stock repurchase or redemption; or

•	A transaction from which the director derived an improper personal benefit.

      Delaware law permits a corporation to indemnify, subject to specified terms and conditions, its directors, officers, employees and other agents against expenses, judgments, fines, settlements and other amounts that they may incur in connection with pending, threatened or completed legal actions or proceedings that are based upon their service as directors, officers, employees or other agents of the corporation or that are based upon their service as directors, officers, employees or other agents of other specified entities. Our bylaws permit us to indemnify our directors, officers, employees and other agents against the expenses, judgments, fines, settlements and other amounts that are described in the preceding sentence. Delaware law also provides that a corporation is entitled to purchase indemnification insurance on behalf of any such director, officer, employee or agent and to enter into indemnification agreements with such persons.

      We have entered into indemnification agreements with our directors and executive officers and intend to enter into indemnification agreements with any new directors and executive officers in the future. The agreements require us, among other things, to indemnify our directors and executive officers against various liabilities that may arise by reason of their status or service as directors and officers (other than liabilities arising from willful misconduct), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ liability insurance if it is available on reasonable terms. We intend to purchase a policy of insurance that will insure our directors and officers against liabilities that they may incur by reason of their status or actions as directors and officers.

      We believe that these indemnification agreements and the provisions of our certificate of incorporation and bylaws described above are necessary in order to attract and retain qualified directors and executive officers. We have been advised that, insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons pursuant to these agreements and provisions, the SEC’s opinion is that such indemnification is against public policy as expressed in the act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

      The limitations on liability and indemnification provisions in our certificate of incorporation and bylaws and our indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent that we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions. At present, there is no pending lawsuit or other proceeding involving any of our directors or officers in which indemnification from us is sought, nor are we aware of any threatened lawsuit or proceeding that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

      Intra-Asia Entertainment Corporation and Weifang Fuhua Amusement Park Co., Ltd. have engaged in various transactions with Weifang Neo-Luck (Group) Corporation and its subsidiaries. Weifang Neo-Luck (Group) Corporation owns approximately 70.6% of our outstanding common stock as of the date of this prospectus through its California subsidiary, Weicheng International, Inc.

      Pursuant to a tax-sharing agreement by which Weifang Fuhua Amusement Park Co., Ltd. remits its tax payments directly to Weifang Neo-Luck (Group) Corporation, Weifang Fuhua Amusement Park Co., Ltd. paid income taxes of approximately $568,000, $616,000 and $388,000 to Weifang Neo-Luck (Group) Corporation in fiscal 1999, 2000 and 2001, respectively, and approximately $892,000 during the nine months ended September 30, 2002. Weifang Fuhua Amusement Park Co., Ltd. paid employee fringe benefits of approximately $210,000, $239,000 and $183,000 to Weifang Neo-Luck (Group) Corporation in fiscal 1999, 2000 and 2001, respectively, and approximately $109,000 during the nine months ended September 30, 2002.

      In accordance with the terms of its lease of the land on which the amusement park is located, Weifang Fuhua Amusement Park Co., Ltd. paid rent to Weifang Neo-Luck (Group) Corporation in the amount of approximately $604,000 per year during 1999, 2000 and 2001, respectively, and approximately $453,000 in the nine months ended September 30, 2002. Fuhua Hotel, which is a subsidiary of Weifang Neo-Luck (Group) Corporation, provided Weifang Fuhua Amusement Park Co., Ltd. with heating and air conditioning service in exchange for a fee of approximately $156,000, $136,000 and $158,000 in 1999, 2000 and 2001, respectively, and approximately $96,000 for the nine months ended September 30, 2002.

      A summary of amounts due to Weifang Fuhua Amusement Park Co., Ltd. from related parties is as follows:

	At December 31,
				September 30,
	1999	2000	2001	2002

Fuhua Hotel Co.(1)	$1,951,284	$—	$—	$—
Weifang Neo-Luck (Group) Corporation(2)	2,442,466	2,028,075	—	—
Jimswood Investment and Development Corporation(3)	93,612	93,625	—	—
Other amounts due from related parties	22,195	35,962	—	—

	4,509,557	2,157,662	—	—
Current portion	(2,365,675)	(2,121,700)	—	—

Long-term amount due from related parties	$2,143,882	$35,962	$—	$—

(1)	In 1999, Weifang Fuhua Amusement Park Co., Ltd. purchased and imported equipment on behalf of an affiliate, Fuhua Hotel Co. Weifang Fuhua Amusement Park Co., Ltd. did not earn any income, interest or fees from the transaction.

(2)	In 1998, Weifang Fuhua Amusement Park Co., Ltd. paid land relocation fees to the local government on behalf of Weifang Neo-Luck (Group) Corporation. Weifang Neo-Luck (Group) Corporation repaid approximately $223,000 in 1999, $414,000 in 2000 and $2,028,000 in 2001.

(3)	An officer of Jimswood Investment and Development Corporation, a California corporation, bought a house in Weifang, China by borrowing approximately $94,000 from us in 1999. The outstanding amount of the loan was paid in full in 2001. Prior to its dissolution in 2001 and distribution of our common stock to its shareholders in connection with the dissolution, Jimswood Investment and Development Corporation owned approximately 29.4% of our outstanding common stock.

      Weicheng International, Inc. advanced $708,666, $410,491 and $385,045 to us during 1999, 2000 and 2001, respectively, and $621,473 during the nine months ended September 30, 2002. Prior to September 5, 2000, the loans from Weicheng International, Inc. did not bear any interest and were due on demand. On September 5, 2000, we entered into a loan agreement with Weicheng International, Inc. which specifies that Weicheng International, Inc. will provide us with a loan of up to $2,000,000 and advance the proceeds upon our request. The outstanding principal balance of the loan bears interest at the rate of 6% per annum, and the total outstanding balance will mature on September 5, 2003. Interest on the loan accrues from September 1, 2000. As of December 31, 1999, 2000 and 2001, the loan payable to Weicheng International, Inc. was $373,514, $800,205 and $1,228,855, respectively, including accumulated accrued interest of $0, $16,200 and $59,805 as of December 31, 1999, 2000 and 2001, respectively. As of September 30, 2002, the outstanding loan payable to Weicheng International, Inc. was $1,922,455, including accumulated accrued interest of $131,932.

      The repayment of the principal and interest on the loans from the Agricultural Bank of China and the Communication Bank of China has been guaranteed by Weifang Neo-Luck (Group) Corporation or one of its subsidiaries or other affiliates.

      We were incorporated in Delaware on July 18, 1997. As of December 30, 1997, our founders, Weicheng International, Inc. and Jimswood Investment and Development Corporation, each conveyed to us its ownership interest in Weifang Fuhua Amusement Park Co., Ltd. In exchange for its conveyance of a 60% ownership interest in Weifang Fuhua Amusement Park Co., Ltd., we issued 1,976,520 shares of common stock to Weicheng International, Inc., and in exchange for its conveyance of a 25% ownership interest in Weifang Fuhua Amusement Park Co., Ltd., we issued 823,480 shares of common stock to Jimswood Investment and Development Corporation. As of the date of the conveyance to us of these interests in Weifang Fuhua Amusement Park Co., Ltd., Weicheng International, Inc. had contributed approximately $12.4 million to Weifang Fuhua Amusement Park Co., Ltd., and Jimswood Investment and Development Corporation had contributed approximately $5.2 million to Weifang Fuhua Amusement Park Co., Ltd.

      Following the completion of this offering, we anticipate that we will continue to engage in various transactions with Weifang Neo-Luck (Group) Corporation and its subsidiaries and other affiliates. To ensure that such transactions are fair and reasonable to us and are on terms that are no less favorable to us than those that could be obtained from an unaffiliated third party, we have adopted a policy that prohibits engaging in any such new transaction after the completion of this offering, or signing or amending any agreement with Weifang Neo-Luck (Group) Corporation or any of its subsidiaries or other affiliates after the completion of this offering, without the approval of a majority of our directors who are “independent directors” as defined by the listing standards of the American Stock Exchange.

      From December 1997 until the dissolution of Jimswood Investment and Development Corporation in 2001, Weicheng International, Inc. and Jimswood Investment and Development Corporation were our only stockholders. In connection with its dissolution, Jimswood Investment and Development Corporation distributed to its 45 shareholders on a pro rata basis our common stock which Jimswood Investment and Development Corporation had acquired in December 1997. Mr. Stanley Wu beneficially owned 59.4% of the outstanding capital stock of Jimswood Investment and Development Corporation as of the date that it distributed our common stock to its shareholders in connection with its dissolution. As a result of the dissolution of Jimswood Investment and Development Corporation, Mr. Wu became the beneficial owner of approximately 17.6% of our outstanding common stock.

      Pursuant to our 2001 Stock Incentive Plan, we have granted an option to purchase our common stock to our President and Chief Executive Officer, Michael B. Demetrios, and we intend to grant stock options to our non-employee directors and, possibly, to other members of our management. See “Management — 2001 Stock Incentive Plan” for additional information about our 2001 Stock Incentive Plan.

      We have entered into indemnification agreements with our directors and executive officers. See “Management — Limitations on Directors’ Liability and Indemnification of Directors and Officers.”

PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of November 15, 2002 and after giving effect to our sale of 1,000,000 shares of common stock in this offering by:

•	each person known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors and director nominees;

•	each of our executive officers who is named above in the Summary Compensation Table; and

•	all of our directors, director nominees and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, we have been advised by the persons named in the table that they have sole voting and investment power with respect to their shares, subject to community property laws where applicable and subject to the lock-up agreements described under “Underwriting.” In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or that will become exercisable within 60 days after November 15, 2002 are deemed to be outstanding for that person but are not deemed to be outstanding for purposes of computing the percentage of shares owned by any other person.

      In providing the information in the following table, we have assumed that:

•	none of our directors, director nominees, officers or existing stockholders will purchase any of our shares of common stock in this offering or exercise any outstanding stock options; and

•	the underwriters will not exercise their over-allotment option, and the representatives of the underwriters will not exercise the warrants to be granted to them upon completion of this offering.

		Percentage of
		Shares Beneficially Owned
	Number of Shares
Name of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

Weicheng International, Inc.(1)	1,976,520	70.6%	52.0%
Weifang Neo-Luck (Group) Corporation(2)	1,976,520	70.6	52.0
Stanley Wu(3)	494,093	17.6	13.0
Michael B. Demetrios(4)	70,000	2.4	1.8
Nabil N. El-Hage(5)	—	—	—
Richard A. Lumpkin(5)	—	—	—
Bill Sims(5)	—	—	—
Duo Wang	—	—	—
Davisson Wu(6)	79,576	2.8	2.1
Jun Yin	—	—	—
All directors, director nominees and executive officers as a group (7 persons)	149,576	5.2	3.9

(1)	The address of Weicheng International, Inc. is 725 South Figueroa Street, Suite 1650, Los Angeles, California 90017.

(2)	The address of Weifang Neo-Luck (Group) Corporation is Dong Feng Dong Street, No. 189, Weifang City, Shandong Province, P.R.C 261031. Weifang Neo-Luck (Group) Corporation is the sole stockholder of Weicheng International, Inc., which is the record owner of 1,976,520 shares of our common stock.

(3)	The address of Mr. Wu is 184 Trish Court, Anaheim Hills, California 92808. Information presented for Mr. Wu includes 327,964 shares of common stock that are owned of record by his family members

(including Davisson Wu, who is one of our directors) and with respect to which Mr. Wu has voting and investment power.

(4)	Consists of options to purchase 70,000 shares of our common stock that will be exercisable upon completion of this offering.

(5)	Director nominee. For information concerning options that we plan to grant to our outside directors following completion of this offering, see “Management — Compensation of Directors.”

(6)	Information presented for Mr. Davisson Wu includes 79,576 shares as to which Mr. Wu is the record owner but with respect to which Mr. Stanley Wu has voting and investment power.

CHANGE IN ACCOUNTANTS

      In November 2000, we elected not to renew our agreement with KPMG LLP as our independent accountants, and on or about December 11, 2000, we engaged BDO International as our new independent accountants. Both of these decisions were approved by our board of directors.

      KPMG LLP audited our financial statements for the years ended December 31, 1996, 1997 and 1998. The reports of KPMG LLP on our financial statements contained no adverse opinion, or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and through the date that we elected not to renew our agreement with KPMG LLP, (i) there were no disagreements between us and KPMG LLP on any matters regarding accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused it to make reference thereto in its reports on our financial statements for such years, and (ii) there were no “reportable events,” as that term is defined in Item 304(a)(1)(v) of the Securities and Exchange Commission’s Regulation S-K.

      During our two most recent fiscal years and through December 11, 2000, neither we nor anyone on our behalf consulted BDO International with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered by BDO International on our financial statements; or (iii) any matter that was either the subject of a disagreement between us and KPMG LLP or a reportable event.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of November 15, 2002, there were 2,800,000 shares of outstanding common stock held of record by 46 stockholders, and there were no outstanding shares of preferred stock. Upon completion of this offering, assuming that the underwriters do not exercise their over-allotment option, 3,800,000 shares of common stock will be outstanding, and no shares of preferred stock will be outstanding.

      The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, for more detailed information.

Common Stock

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to any preferences that may be granted to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event that we liquidate or dissolve, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-

assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Preferred Stock

      Under our certificate of incorporation, the board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, privileges, preferences, powers and designations of the preferred stock, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any vote or action of our stockholders. Although we do not currently have any plans to issue preferred stock, our board of directors retains the right to elect to issue preferred stock in the future.

Anti-Takeover Provisions of Our Charter Documents

      The following provisions of our certificate of incorporation and bylaws may have the effect of discouraging, delaying or preventing someone from acquiring us or merging with us, which might cause the market price of our common stock to decline or prevent stockholders from realizing a premium over the market price of their shares:

•	The issuance of preferred stock may have the effect of delaying or preventing a change of control by making it more difficult for a third party to acquire a controlling interest in our outstanding stock;

•	Our board of directors determines the size of our board and may create new directorships and elect new directors, which may enable an incumbent board to maintain control by adding directors;

•	Our board of directors may amend our bylaws without a vote of our stockholders, which may enable our board to change our bylaws to deter a proxy contest in connection with an unsolicited takeover offer; and

•	We require advance notice procedures to be followed with respect to stockholder proposals and the nomination of candidates for election as directors, which may restrict stockholder proposals and director nominations in connection with a takeover offer.

Delaware Anti-Takeover Law

      We are subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless, with specified exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of Section 203 may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging transactions that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204. Its telephone number is 818-502-1404.

SHARES ELIGIBLE FOR FUTURE SALE

Status of Shares After the Offering

      Upon completion of this offering, we will have 3,800,000 shares of common stock outstanding, or 3,950,000 shares if the over-allotment option is exercised in full. Of these shares, all of the shares of common stock sold in this offering, plus any shares sold as a result of the underwriters’ exercise of the over-allotment option, will be freely tradable without restriction under the Securities Act of 1933. However, any such shares that are held by our “affiliates” as such term is defined in Rule 144 under the Securities Act will not be freely tradeable but may be publicly sold pursuant to Rule 144 as described below. In general, the term affiliate includes our officers and directors, any stockholder who owns more than 10% of our common stock and any other person or entity that directly or indirectly controls us, is controlled by us or is under common control with us.

      The remaining 2,800,000 shares of our outstanding common stock that are held by existing stockholders are “restricted securities” under the Securities Act and are subject to lock-up agreements. Restricted securities as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered under the Securities Act or sold pursuant to an exemption from registration such as Rule 144, Rule 144(k) or Rule 701 under the Securities Act described below.

Lock-Up Agreements

      All of our executive officers and directors, and stockholders holding approximately 98% of our outstanding common stock, have agreed, pursuant to lock-up agreements, that they will not dispose of or hedge any of their shares of our common stock or any securities convertible into or exchangeable for shares of common stock for 12 months following the completion of this offering without the prior written consent of WestPark Capital, Inc. and I-Bankers Securities, Inc. Upon the expiration of this 12-month period (or earlier upon the consent of WestPark Capital, Inc. and I-Bankers Securities, Inc., which they may grant or withhold in their discretion), 2,800,000 shares of our common stock that are currently outstanding will be eligible for resale in accordance with the terms and conditions of Rule 144.

      WestPark Capital, Inc. and I-Bankers Securities, Inc. have agreed to permit Weifang Neo-Luck (Group) Corporation to sell up to 100,000 shares beginning 90 days after the completion of this offering, provided that (i) the offer and sale of the shares must occur entirely outside the United States, (ii) no efforts to sell the shares can be made in the United States, and (iii) the offer and sale must satisfy the terms and conditions of Regulation S under the Securities Act pertaining to offshore resales of securities or must otherwise be a foreign private placement of securities that is approved by WestPark Capital, Inc. and I-Bankers Securities, Inc. The shares that are acquired from Weifang Neo-Luck (Group) Corporation will constitute “restricted securities” under Rule 144 and under Rule 905 of Regulation S, and any resale under Rule 144 by the purchaser of such shares must satisfy the holding period requirements of Rule 144.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including a person who may be deemed our affiliate) is entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of the following:

•	one percent of the number of shares of our common stock then outstanding (equal to approximately 38,000 shares upon completion of this offering); or

•	the average weekly trading volume of our common stock on the American Stock Exchange during the four calendar weeks preceding the filing with the SEC of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and requirements as to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the restricted securities proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to the contractual lock-up restrictions described above or otherwise restricted, “Rule 144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

      Under Rule 701 under the Securities Act as currently in effect, persons who purchase shares upon exercise of options granted prior to the effective date of an initial public offering may sell such shares in reliance on Rule 144. Such sales need not comply with the holding period requirements of Rule 144. In the case of non-affiliates, these sales need not comply with the public information, volume limitations or notice provisions of Rule 144.

Stock Options

      We have reserved 420,000 shares of common stock for issuance under our 2001 Stock Incentive Plan. As of the date of this prospectus, the only outstanding option to purchase shares of our common stock is held by our President and Chief Executive Officer, Michael B. Demetrios, and covers 140,000 shares. Concurrently with the completion of this offering, we intend to grant options to purchase a total of 10,000 shares of common stock to each of our three non-employee directors.

      We intend to file, after the closing of this offering, a Form S-8 registration statement under the Securities Act to register all shares of common stock that are issuable under our 2001 Stock Incentive Plan. The registration statement will become effective immediately upon filing, and shares covered by the registration statement will thereupon be eligible for sale in the public market, subject to any lock-up agreements applicable thereto and Rule 144 limitations applicable to affiliates. For additional information about the plan, see “Management — 2001 Stock Incentive Plan.”

Registration Rights

      Upon completion of this offering, we will sell to WestPark Capital, Inc. and I-Bankers Securities, Inc., the representatives of the underwriters, warrants to purchase an aggregate of 100,000 shares of our common stock. The representatives’ warrants will become exercisable one year after the effective date of this offering at a per share exercise price equal to 165% of the initial public offering price and will expire five years from the effective date of this offering. During the exercise period, holders of the representatives’ warrants are entitled to specified rights to require the registration under the Securities Act of 1933 of the shares of common stock that are issuable upon exercise of the warrants. For additional information about the warrants, see “Underwriting.”

Effect of Sales of Shares on the Market Price of Our Common Stock

      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and adversely affect our ability to raise additional capital in the capital markets at a time and price favorable to us.

UNDERWRITING

      Subject to the terms and conditions that are contained in an underwriting agreement with us, the underwriters named below, for which WestPark Capital, Inc. and I-Bankers Securities, Inc. are acting as representatives, have agreed to purchase from us the respective number of shares of common stock set forth opposite each underwriter’s name:

Name of Underwriter	Number of Shares

WestPark Capital, Inc.
I-Bankers Securities, Inc.

Total	1,000,000

      The underwriting agreement provides that the obligations of the several underwriters are subject to approval of specified legal matters by their counsel and other conditions. The nature of the underwriters’ obligations is that they are obligated to purchase and pay for all the shares of common stock offered by this prospectus, if any shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The underwriters propose initially to offer stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $           per share. After the initial offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters. The representatives have advised us that the underwriters do not expect sales to accounts for which any of the underwriters will exercise discretion as to such sale to exceed 5% of the total number of shares offered hereby.

      We have applied to list our common stock on the American Stock Exchange under the symbol “MAW.”

      We have agreed not to purchase any shares of our capital stock or to issue or sell any shares of our capital stock or warrants or options to purchase our common stock (other than options granted under our employee benefit plans) for a period of 12 months following completion of this offering without the prior written consent of WestPark Capital, Inc. and I-Bankers Securities, Inc. Each of our executive officers, directors and stockholders (excluding one stockholder who holds approximately 2% of our common stock) has agreed that he or it will not dispose of or hedge any of his or its common stock or securities convertible into or exchangeable for shares of common stock during the period of 12 months following completion of this offering without the prior written consent of WestPark Capital, Inc. and I-Bankers Securities, Inc. The consent of Westpark Capital, Inc. and I-Bankers Securities, Inc. to these purchases or sales may be withheld or granted in their sole discretion. WestPark Capital, Inc. and I-Bankers Securities, Inc. have agreed to permit Weifang Neo-Luck (Group) Corporation to sell up to 100,000 shares beginning 90 days after the completion of this offering, provided that (i) the offer and sale of the shares must occur entirely outside the United States, (ii) no efforts to sell the shares may be made in the United States, and (iii) the sale must satisfy the terms and conditions of Regulation S under the Securities Act pertaining to offshore resales of securities or must otherwise be a foreign private placement of securities that is approved by WestPark Capital, Inc. and I-Bankers Securities, Inc. See “Shares Eligible for Future Sale — Lock-Up Agreements.”

      We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 150,000 additional shares at the initial public offering price, less the underwriting discounts as set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock in this offering. To the extent this option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter’s name in the above table bears to the total number of shares of common stock listed next to the names of all underwriters in that table.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

      The expenses of this offering, not including the underwriting discount, are estimated at $1.8 million and are payable by us.

      The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

      Upon completion of this offering, we will sell to the representatives for $0.001 per warrant, warrants to purchase an aggregate of 100,000 shares of our common stock. The representatives’ warrants will become exercisable one year after the effective date of this offering at a per share exercise price equal to 165% of the initial public offering price and will expire five years from the effective date of this offering. The representatives’ warrants and underlying shares of common stock will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this prospectus, except to officers of the representatives and to underwriters, selling group members and their officers or partners. During the exercise period, holders of the representatives’ warrants are entitled to specified demand and incidental registration rights with respect to the representatives’ warrants and shares of common stock issuable upon exercise of the representatives’ warrants. The common stock issuable on exercise of the representatives’ warrants is subject to adjustment upon the occurrence specified events to prevent dilution.

      At the closing of this offering, we will pay the representatives a nonaccountable expense allowance of 3% of the gross proceeds of the offering, of which an aggregate of $105,000 has been paid to date. The nonaccountable expense allowance will include proceeds from the over-allotment option, if exercised. The representatives’ expenses in excess of the nonaccountable expense allowance will be borne by the representatives.

      We have agreed to retain WestPark Capital, Inc. as a consultant, to continue the development of stockholder and other investors’ interest, for a period of 24 months following this offering at a rate of $1,250 per month. The full amount of the consulting fee is payable in advance concurrently with the closing of this offering. We have also agreed for four years from completion of this offering to nominate and use our best efforts to elect to our board of directors the nominee of WestPark Capital, Inc. reasonably acceptable to us. In the event we are unable to obtain directors’ and officers’ liability insurance acceptable to the nominee of WestPark Capital, Inc. to our board, we have granted WestPark Capital, Inc. the right to designate a consultant to our board, which consultant will be given the right to attend all board and board committee meetings and to be compensated at a level at least the same as our outside directors. To date, WestPark Capital, Inc. has not designated any nominee to our board or as a consultant to our board.

      We have agreed to indemnify the underwriters against specified liabilities, including civil liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make regarding these liabilities.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Neither the underwriters nor we can predict the effect that the transactions described above may have on the price of the common stock. In addition, neither the underwriters nor we represent that the underwriters will engage in such transactions. If commenced, such transactions may be discontinued at any time without notice. It is anticipated that some of the underwriters will make a market in the common stock on completion of this offering. The underwriters are not obligated to make a market in the common stock and if they do so may discontinue making a market at any time. There is no assurance an active trading market will ever develop for the common stock.

      The representatives have advised us that, in addition to offering the common stock to investors located in the United States, members of the selling group will offer the common stock to investors located in Asia.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering, including the representatives. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

      Prior to this offering, there has been no public market for the common stock. The initial public offering price was determined by negotiations between the representatives and us. The principal factors that were considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available;

•	the history and the prospects for the industry in which we will compete;

•	the ability of our management;

•	our prospects for future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded stock of generally comparable companies.

LEGAL MATTERS

      The validity of the common stock offered by this prospectus will be passed upon for us by Troy & Gould Professional Corporation, Los Angeles, California. Certain legal matters relating to the validity of the common stock offered by this prospectus will be passed upon for the underwriters by Kirkpatrick and Lockhart LLP, Los Angeles, California. King & Wood, Beijing, China, has advised us regarding matters of Chinese law that are applicable to this offering.

EXPERTS

      The consolidated financial statements that are included in this prospectus and in the registration statement, of which this prospectus is part, have been audited by BDO International, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to this offering of common stock. This prospectus is a part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information that you can find in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to our common stock and us, we refer you to the registration statement and the exhibits and schedules thereto. Statements that are contained in this prospectus about the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document that is filed as an exhibit to the registration statement.

      A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and a copy of all or any part of the registration statement and its exhibits and schedules may be obtained from the SEC upon payment of the prescribed fee. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. The registration statement and the exhibits and schedules to the registration statement are also available through the SEC’s web site at http://www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934. In accordance with the requirements of that act, we will file periodic reports, proxy and information statements and other information with the SEC. These documents will be available for inspection and copying at the public reference room and web site described in the preceding paragraph. Following the completion of this offering, we intend to furnish our stockholders with annual reports containing financial statements audited by an independent certified accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Certified Public Accountants	F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001, and as of September 30, 2002 (unaudited)	F-3
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2002 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors

Intra-Asia Entertainment Corporation

      We have audited the accompanying consolidated balance sheets of Intra-Asia Entertainment Corporation (the “Company”) as of December 31, 2000 and 2001 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intra-Asia Entertainment Corporation, as of December 31, 2000 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO INTERNATIONAL
BDO International

Shanghai, PRC

February 11, 2002

INTRA-ASIA ENTERTAINMENT CORPORATION

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
			September 30,
	2000	2001	2002

			(Unaudited)
Current assets:
Cash	$548,626	$1,411,750	$2,431,196
Other receivables	43,604	63,458	91,607
Inventories	97,376	73,242	62,479
Amounts due from related parties (Note 6)	2,121,700	—	—

Total current assets	2,811,306	1,548,450	2,585,282

Property and equipment, net (Note 3)	31,141,421	34,026,522	34,929,703
Other assets	29,399	—	—
Amount due from related party (Note 6)	35,962	—	—
Deferred offering cost	—	612,274	1,462,322

Total assets	$34,018,088	$36,187,246	$38,977,307

Current liabilities:
Short-term bank loans (Note 4)	$215,025	$214,781	$214,768
Long-term bank loans — current portion (Note 5)	800,000	—	—
Accounts payable	70,284	409,174	819,338
Accrued payroll	162,208	350,546	508,522
Accrued liabilities	405,409	485,152	591,217
Deferred revenue — membership dues (Note 11)	—	863,398	863,346
Employee bonus and welfare fund	176,668	43,439	475

Total current liabilities	1,829,594	2,366,490	2,997,666

Long-term bank loans, less current portion (Note 5)	10,837,412	11,638,337	11,637,634
Stockholder’s loan (Note 6)	800,205	1,228,855	1,922,455

Total liabilities	13,467,211	15,233,682	16,557,755

Commitments (Notes 2 and 8)
Minority interest (Note 1)	3,185,109	3,309,489	3,581,088
Stockholders’ equity:
Preferred stock, par value $0.001 per share, 5,000,000 shares authorized and none issued and outstanding	—	—	—
Common stock; par value $0.001 per share, 50,000,000 shares authorized and 2,800,000 shares issued and outstanding	2,800	2,800	2,800
Additional paid-in capital	17,602,200	17,602,200	17,602,200
Retained earnings	3,956,722	4,231,695	5,427,237
Accumulated other comprehensive loss — translation adjustments	(4,195,954)	(4,192,620)	(4,193,773)

Total stockholders’ equity	17,365,768	17,644,075	18,838,464

Total liabilities and stockholders’ equity	$34,018,088	$36,187,246	$38,977,307

See accompanying notes to consolidated financial statements.

INTRA-ASIA ENTERTAINMENT CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

				Nine Months Ended
	Years Ended December 31,			September 30,

	1999	2000	2001	2001	2002

				(Unaudited)	(Unaudited)
Revenues:
Amusement park admissions	$6,887,724	$6,847,097	$7,039,274	$5,596,684	$6,276,372
Amusement park food, merchandise and other	1,488,986	1,699,976	1,715,596	1,290,392	1,305,797

Total revenues	8,376,710	8,547,073	8,754,870	6,887,076	7,582,169
Operating costs and expenses:
Operating expenses	1,739,959	2,306,748	2,524,988	1,906,306	1,977,987
General and administrative	1,645,567	1,403,127	1,402,011	963,497	1,081,591
Cost of products sold	487,668	716,097	730,386	512,779	527,021
Depreciation and amortization	2,270,676	1,698,924	1,618,841	1,092,344	1,278,159
Loss on disposal of fixed assets	—	—	881,460	881,205	—

Total operating costs and expenses	6,143,870	6,124,896	7,157,686	5,356,131	4,864,758

Income from operations	2,232,840	2,422,177	1,597,184	1,530,945	2,717,411
Interest expense, net	(1,719,080)	(1,355,213)	(737,493)	(577,795)	(350,402)
Other income (expense), net	453,550	312,707	(32,254)	11,261	(7,187)

Income before income taxes	967,310	1,379,671	827,437	964,411	2,359,822
Income taxes (Note 7)	519,030	616,355	428,673	415,323	892,479

Income before minority interest	448,280	763,316	398,764	549,088	1,476,343
Minority interest in Fuhua	164,233	178,091	123,791	126,485	271,801

Net income	$284,047	$585,225	$274,973	$422,603	$1,195,542

Basic and diluted earnings per share	$0.10	$0.21	$0.10	$0.15	$0.43

Weighted average common shares outstanding	2,800,000	2,800,000	2,800,000	2,800,000	2,800,000

Comprehensive income:
Net income	$284,047	$585,225	$274,973	$422,603	$1,195,542
Translation adjustments	(1,176)	2,560	3,334	2,667	(1,153)

Comprehensive income	$282,871	$587,785	$278,307	$425,270	$1,194,389

See accompanying notes to consolidated financial statements.

INTRA-ASIA ENTERTAINMENT CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 1999, 2000 and 2001,
and Nine Months ended September 30, 2002 (Unaudited)

					Accumulated
	Common Stock		Additional		Other	Total
			Paid-In	Retained	Comprehensive	Stockholders’
	Shares	Amount	Capital	Earnings	Loss	Equity

Balance, January 1, 1999	2,800,000	$2,800	$17,602,200	$3,087,450	$(4,197,338)	$16,495,112
Net income	—	—	—	284,047	—	284,047
Translation adjustments	—	—	—	—	(1,176)	(1,176)

Balance, December 31, 1999	2,800,000	2,800	17,602,200	3,371,497	(4,198,514)	16,777,983
Net income	—	—	—	585,225	—	585,225
Translation adjustments	—	—	—	—	2,560	2,560

Balance, December 31, 2000	2,800,000	2,800	17,602,200	3,956,722	(4,195,954)	17,365,768
Net income	—	—	—	274,973	—	274,973
Translation adjustments	—	—	—	—	3,334	3,334

Balance, December 31, 2001	2,800,000	$2,800	$17,602,200	$4,231,695	$(4,192,620)	$17,644,075

Net income (unaudited)	—	—	—	1,195,542	—	1,195,542
Translation adjustments (unaudited)	—	—	—	—	(1,153)	(1,153)

Balance, September 30, 2002	2,800,000	$2,800	$17,602,200	$5,427,237	$(4,193,773)	$18,838,464

See accompanying notes to consolidated financial statements.

INTRA-ASIA ENTERTAINMENT CORPORATION

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (Decrease) in Cash and Cash Equivalents

				Nine Months Ended
	Years Ended December 31,			September 30,

	1999	2000	2001	2001	2002

				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$284,047	$585,225	$274,973	$422,603	$1,195,542
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	164,233	178,091	123,791	126,485	271,801
Depreciation and amortization	2,270,676	1,698,924	1,618,841	1,092,344	1,278,159
Accrued interest on stockholders’ loan	—	16,200	43,605	42,613	72,127
Loss on disposal of fixed assets	923	38,317	881,460	881,205	—
Changes in assets and liabilities:
Other receivables	87,962	1,468	(19,854)	(10,155)	(28,149)
Inventories	27,037	15,256	24,134	10,669	10,763
Accounts payable	(7,878)	(20,383)	338,890	139,575	410,164
Deferred revenue	—	—	863,398	861,192	—
Accrued liabilities	(1,548,369)	(281,456)	134,852	273,490	221,077

Net cash provided by operating activities	1,278,631	2,231,642	4,284,090	3,840,021	3,431,484

Cash flows from investing activities:
Proceeds from disposal of fixed assets	1,908	652	—	—	—
Decrease (increase) in related party receivables	(1,005,065)	2,351,895	2,157,662	406,105	—
Purchase of property and equipment and construction in progress	(240,500)	(1,298,333)	(5,356,003)	(3,811,014)	(2,184,815)

Net cash provided by (used in) investing activities	(1,243,657)	1,054,214	(3,198,341)	(3,404,909)	(2,184,815)

Cash flows from financing activities:
Deferred offering cost	—	—	(612,274)	(308,700)	(850,048)
Proceeds from long-term bank loans	—	1,453,614	—	—	—
Repayment of long-term bank loans	(154,299)	(4,227,666)	—	—	—
Proceeds from short-term bank loans	1,127,941	315,263	—	—	—
Repayment of short-term bank loans	(1,061,990)	(1,188,578)	—	—	—
Stockholder’s loan	258,666	410,491	385,045	175,045	621,473
Dividends paid to minority interest	(79,412)	—	—	—	—

Net cash provided by (used in) financing activities	90,906	(3,236,876)	(227,229)	(133,655)	(228,575)

Effect of changes in exchange rate on cash	566	3,131	4,604	4,856	1,352

Net increase in cash	126,446	52,111	863,124	306,313	1,019,446
Cash, beginning of year	370,069	496,515	548,626	548,626	1,411,750

Cash, end of year	$496,515	$548,626	$1,411,750	$854,939	$2,431,196

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$1,745,650	$1,339,147	$1,084,755	$818,801	$299,018
Income taxes	568,454	615,555	388,209	478,527	892,479

See accompanying notes to consolidated financial statements.

INTRA-ASIA ENTERTAINMENT CORPORATION

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 1999, 2000 and 2001 and Nine Months Ended September 30, 2002
(Information for the nine months ended September 30, 2001 and 2002 is unaudited.)

Note 1 — Organization and Basis of Presentation

      Intra-Asia Entertainment Corporation (the “Company” and “Intra-Asia”) was incorporated in the State of Delaware on July 18, 1997 for the purpose of holding a majority interest in Weifang Fuhua Amusement Park Co., Ltd. (“Fuhua”) and acquiring and developing amusement parks in the People’s Republic of China (“PRC”). Fuhua is located in Weifang, Shandong Province, PRC. Fuhua owns and operates an amusement park with a total of nineteen rides and attractions, four restaurants and six retail and souvenir stores.

      Fuhua was organized as an equity joint venture with $20.7 million of registered capital pursuant to a joint venture contract dated October 8, 1991, as amended (the “Contract”), which will expire on December 4, 2021. Pursuant to the terms of the Contract, the joint venture partners and respective ownership percentages are as follows: Weifang Neo-Luck (Group) Corporation (“Neo-Luck”), a state-owned Chinese corporation, owns 15%; Weicheng International, Inc. (“Weicheng”), a California corporation and wholly owned subsidiary of Neo-Luck, owns 60%; and Jimswood Investment & Development Corporation (“Jimswood”), a California corporation, owns 25%.

      In December 1997, Weicheng and Jimswood contributed their respective ownership interests in Fuhua to the Company in exchange for 1,000 shares of the Company’s voting Class A common stock and 100 shares of the Company’s non-voting Class B common stock. As a result, the Company has an 85% ownership interest in Fuhua and the remaining 15% ownership interest is held by Neo-Luck. Since these entities were under common control and ownership, the transaction has been accounted for in a manner similar to the pooling-of-interests method.

      Prior to November 2001, the Company’s authorized shares of common stock consisted of 9,000 shares of voting Class A and 1,000 shares of nonvoting Class B, of which 1,000 shares of voting Class A and 100 shares of nonvoting Class B were issued and outstanding. In November 2001, the Company’s board of directors resolved that the total authorized shares of common stock should be 50,000,000 shares with par value of $0.001 and that the total authorized shares of preferred stock should be 5,000,000 shares with par value of $0.001 without any specification of preferred rights. The board also resolved that each outstanding share of nonvoting Class B (totaling 100 shares) be converted into four shares of voting Class A and that each of the total then issued and outstanding 1,400 (1,000 + 400) shares of voting Class A be split into 2,000 shares of common stock. In addition to board approval in November 2001, there was shareholders’ approval in February 2002. As a result of this recapitalization, Class B stock was canceled and the Company has only one type of common stock. Accordingly, the accompanying financial statements for all the periods being presented have been adjusted retroactively to reflect this recapitalization.

      The accompanying statements of income and comprehensive income and cash flows for each of the nine months ended September 30, 2002 and 2001, and balance sheet at September 30, 2002, have not been audited. However, in the opinion of management, they include all normal recurring adjustments necessary for a fair presentation of the financial position and the results of operations for the periods presented.

      Interim results are not necessarily indicative of results for a full year.

Note 2 — Summary of Significant Accounting Policies

     Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and Fuhua, its 85% owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Foreign Currency Translation and Transactions

      The Renminbi (“RMB”), the national currency of the PRC, is the primary currency of the economic environment in which the operations of Fuhua are conducted. The Company uses the United States dollar (“U.S. dollars”) for financial reporting purposes.

      The Company translates Fuhua’s assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the statement of income is translated at average rates during the reporting period. Adjustments resulting from the translation of Fuhua’s financial statements from RMB into U.S. dollars are recorded in stockholders’ equity as part of accumulated comprehensive loss — translation adjustments. Gains or losses resulting from transactions in currencies other than RMB are reflected in income for the reporting period.

     Revenue Recognition

      The Company recognizes revenue from the sale of admission tickets when the customers actually visited the park. The proceeds from admission tickets that are sold but not used are accounted for as deferred revenue, which is included in accrued liabilities on the balance sheets.

      The Company sells memberships for its indoor water park. The membership fees are for five types of membership: one year, three years, and three types of lifetime membership. The Company recognizes the deferred revenue in accordance with the membership terms on a straight-line basis. Regarding the lifetime memberships, the Company believes that a period of ten years is expected to be the customer relationship, for revenue recognition purposes.

     Inventory

      Inventory is stated at the lower of cost or market and primarily consists of products for retail, including merchandise, food and miscellaneous supplies which include repair parts for rides and attractions.

     Depreciation and Amortization

      Properties, equipment, and improvements are stated at the acquisition cost and depreciation expense is determined using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the joint venture, as follows:

Buildings and land improvements	20 to 30 years
Rides and attractions	10 to 25 years
Vehicles and other equipment	5 years

      Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss). The loss on disposal of assets was $923, $38,317 and $881,460 in the years ended December 31, 1999, 2000, and 2001 respectively, as a result of demolishing the outdoor water park. The loss on disposal of assets was $881,205 and $0 during the nine months ended September 30, 2001 and 2002, respectively, as a result of demolishing the outdoor water park in 2001.

     Construction in Progress

      Construction in progress is stated at cost. Interest costs incurred in relation to construction are capitalized into the relevant property and equipment and depreciated over their estimated useful life in accordance with

INTRA-ASIA ENTERTAINMENT CORPORATION
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 34. The capitalized interest in the years ended December 31, 1999 and 2000 was immaterial. The capitalized interest in the year ended December 31, 2001 and the nine months ended September 30, 2002 was $364,742 and $348,986, respectively as a result of building a new indoor water park in the same place where the old outdoor water park was built.

     Advertising

      The Company expenses amounts paid for advertising and marketing in the period such amounts are incurred. Advertising expenses were $212,544, $384,997 and $529,449 for the years ended December 31, 1999, 2000 and 2001, respectively, and $458,974 and $520,845 for the nine months ended September 30, 2001 and 2002, respectively.

     Rent Expense on Land Lease

      The Company does not account for rent relating to the land lease under the straight-line method as the Company believes that the difference in rent between actual and straight-lined amounts in each year during the lease term is immaterial to the annual financial statements. The Company recognizes land lease expense based on the actual amount as incurred.

     Long-Lived Assets

      Effective January 1, 2002, the Company applies the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. There was no impairment of long-lived assets in the years ended December 31, 1999, 2000 and 2001, and in the nine months ended September 30, 2002.

     Fair Value of Financial Instruments

      The carrying amount of cash, accounts receivable, other receivables, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items. The carrying amounts of the Company’s bank loans approximate fair value because the interest rates on these loans are subject to change with market interest rates. The related party receivables do not carry any interest and are due on demand. The stockholder’s loan from Weicheng bears interest at 6% per annum, which is similar to the market interest rate.

     Income Taxes

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Fuhua is subject to PRC tax laws and the tax rate is 33% on taxable income. Since its inception, Fuhua has filed its tax returns with Neo-Luck under an informal tax-sharing arrangement whereby the Company computed its income tax on a separate-company basis and remitted its tax payments directly to Neo-Luck. In 1999, Fuhua entered into a formal tax-sharing agreement with Neo-Luck. Pursuant to the executed tax-sharing agreement, Neo-Luck will indemnify the Company for any tax liability to the tax authority if there are any disputes over Fuhua’s tax filing position.

      For U.S. income tax purposes, no provision has been made for U.S. taxes on undistributed earnings of Fuhua, which the Company intends to continue to reinvest up to September 2002. It was not practicable to estimate the amount of additional tax that might be payable on the foreign earnings if they were remitted as dividends, were lent to the Company, or if the Company should sell its stock in the subsidiary. However, the Company believes that U.S. foreign tax credits and net operating loss carry-forward available would substantially eliminate any additional tax effects.

      In October 2002, the Company is planning on declaring a cash dividend of $0.24 per share (totaling approximately $912,000) in calendar 2003 subject to obtaining the necessary approval from a Chinese commercial bank that lent approximately $11.6 million to Fuhua. As such, the income tax impact resulting from this planned declaration of dividends on the Company’s financial statements as of September 30, 2002 was minimal as the total net operating loss carry-forward in the U.S. available to the Company would be sufficient to offset the possible dividend income of approximately $912,000 from Fuhua, China.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in these financial statements are the estimated valuation allowance for deferred income tax assets. Actual results could differ materially from those estimates.

     Earnings Per Share

      The Company presents earnings per share in accordance with the Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”). The statement replaces the calculation of primary and fully diluted earnings (loss) per share with basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings (loss) per share. The Company had no potential common shares at December 31, 1999, 2000 and 2001, and at September 30, 2001 and 2002.

     Stock-based Compensation

      Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), establishes a fair value method of accounting for stock-based compensation plans and for transactions in which a company acquires goods or services from employees and non-employees in exchange for equity instruments. SFAS No. 123 also gives the option, for employees only, to account for stock-based compensation, utilizing the intrinsic method, in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock issued to Employees.” The Company has chosen to account for stock-based compensation for employees utilizing the intrinsic value method prescribed in APB No. 25 and to provide the pro forma disclosures required by SFAS No. 123.

INTRA-ASIA ENTERTAINMENT CORPORATION
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Comprehensive Income (Loss)

      The Company adopted Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements. The Company has chosen to report comprehensive income (loss) in the consolidated statements of income and comprehensive income. Comprehensive income (loss) is comprised of net income and all changes to stockholders’ equity except those due to investments by owners and distributions to owners.

     Reclassifications

      Certain reclassifications have been made to the consolidated financial statements for the prior years to conform with the most recent presentation.

     SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”

      Statement of Financial Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

      Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of the new standard on January 1, 2001 did not have a material effect on the financial statements.

     New Accounting Standards Not Adopted Yet

      In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141 (“SFAS No. 141”), “Business Combinations”, and No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets”.

      SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS No. 142, companies to reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141. The adoption of SFAS No. 141 had no impact on our consolidated financial statements.

      SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. SFAS No. 142 was required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those

INTRA-ASIA ENTERTAINMENT CORPORATION
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets were initially recognized. SFAS No. 142 requires companies to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS No. 142. The adoption of SFAS No. 142 had no impact on our consolidated financial statements.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires that any legal obligation related to the retirement of long-lived assets be quantified and recorded as a liability with the associated asset retirement cost capitalized on the balance sheet in the period it is incurred when a reasonable estimate of the fair value of the liability can be made. The Company expects that SFAS No. 143 will be adopted on its effective date and that the adoption will not result in any material effects on its financial statements.

      In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”). This statement eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classification. In addition, SFAS No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sale-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature. The changes related to debt extinguishment will be effective for fiscal years beginning after May 15, 2002, and the changes related to lease accounting will be effective for transactions occurring after May 15, 2002. Adoption of this standard will not have any immediate effect on the Company’s consolidated financial statements. The Company will apply this guidance prospectively.

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect that the adoption of this standard will have any immediate effect on its consolidated financial statements.

INTRA-ASIA ENTERTAINMENT CORPORATION
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3 — Property and Equipment

      A summary of property and equipment at cost is as follows:

	December 31,
			September 30,
	2000	2001	2002

			(Unaudited)
Buildings	$20,307,426	$20,196,970	$20,200,336
Land improvement	4,179,703	4,180,461	4,180,208
Rides and attractions	14,082,531	14,784,972	14,784,079
Vehicles	30,656	55,119	17,367
Other equipment	435,536	514,086	516,690
Construction in progress	2,100,076	5,609,994	7,794,809

	41,135,928	45,341,602	47,493,489
Accumulated depreciation	(9,994,507)	(11,315,080)	(12,563,786)

	$31,141,421	$34,026,522	$34,929,703

Note 4 — Short-Term Bank Loans

      At December 31, 2000 and 2001 and September 30, 2002, short-term bank borrowings consist of revolving bank loans of $215,025, $214,781 and $214,768 from two different banks, respectively. At December 31, 2000 and 2001 and September 30, 2002, the loans were denominated in Renminbi and U.S. dollars and had terms ranging from three months to nine months with interest rates ranging from 5.4375% to 9.8125% per annum subject to change based on the notice from the central bank: People’s Bank of China. The loans are unsecured and guaranteed by Neo-Luck.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Long-Term Bank Loans

      Long-term loans are summarized as follows:

	December 31,
			September 30,
	2000	2001	2002

			(Unaudited)
U.S. dollar-denominated loan from the Agricultural Bank of China, bearing interest at 9.8125% per annum at both December 31, 2000 and 2001 and September 30, 2002. The interest rate is subject to change based on notice from the People’s Bank of China	$6,536,000	$4,136,000	$4,136,000
U.S.$800,000 (part of the above loan) was renewed in a separate loan document, maturing on October 9, 2004, bearing interest at 5.4375% per annum at December 31, 2001 and September 30, 2002. The interest rate is subject to change based on notice from the People’s Bank of China.	—	800,000	800,000
U.S.$1,600,000 (part of the above loan) was renewed in a separate loan document, maturing on November 14, 2006, bearing interest at 6.6750% per annum at December 31, 2001 and September 30, 2002. The interest rate is subject to change based on notice from the People’s Bank of China.	—	1,600,000	1,600,000
RMB-denominated loans from the Agricultural Bank of China, bearing interest at 8.3160% per annum at both December 31, 2000 and 2001 and September 30, 2002. The interest rate is subject to change based on notice from the People’s Bank of China	4,228,023	4,228,790	4,228,140
RMB-denominated loan from Agricultural Bank of China, maturing on November 15, 2005, bearing interest at 8.3160% per annum at December 31, 2000, and at 7.7220% per annum at both December 31, 2001 and September 30, 2002. The interest rate is subject to change based on notice from the People’s Bank of China	873,389	873,547	873,494

	11,637,412	11,638,337	11,637,634
Current portion	(800,000)	—	—

	$10,837,412	$11,638,337	$11,637,634

INTRA-ASIA ENTERTAINMENT CORPORATION
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of September 30, 2002, the payment schedules of all long-term loans, denominated by RMB and U.S. dollars respectively, are presented as follows:

Bank Loans Denominated in RMB		Bank Loans Denominated in U.S. Dollars

Principal of RMB35,000,000 (U.S.$4,228,140)		Principal of U.S.$6,536,000
Due Date	Amount to Pay	Due Date	Amount to Pay

12/20/03	RMB1,800,000
06/20/04	6,050,000	06/20/04	$800,000
12/20/04	6,050,000	12/20/04	800,000
06/20/05	6,050,000	06/20/05	800,000
12/20/05	6,050,000	12/20/05	800,000
06/20/06	4,500,000	06/20/06	468,000
12/20/06	4,500,000	12/20/06	468,000

Subtotal	RMB35,000,000		4,136,000

		11/09/04	800,000
Principal of RMB7,230,000
(U.S.$873,494)		11/14/06	1,600,000

11/15/05	RMB7,230,000	Subtotal	$6,536,000

      All of the loans scheduled above are unsecured and guaranteed by Neo-Luck. Per the bank’s request, Neo-Luck was responsible for collecting certain interest and principal payments made by the Company on behalf of the bank. Consequently, interest paid to Neo-Luck amounted to $1,627,180 and $1,051,734 in fiscal 1999 and 2000, respectively. Starting on January 1, 2001, the Company has paid interest on the loans directly to the banks. The bank loans contain restrictive covenants that, among other things, limit the use of the funds for specific purposes and prohibit dividend distributions starting October 1, 2000. The Company was in compliance with such covenants at December 31, 2000 and 2001 and September 30, 2002.

      Annual maturities of long-term bank loans during the five years subsequent to December 31, 2001 are as follows:

Years ending December 31,	Amount

2002	$—
2003	217,481
2004	3,861,953
2005	3,935,500
2006	3,623,403

$11,638,337

Note 6 — Related Party Transactions

      The Company had certain transactions with Neo-Luck and its subsidiaries during the years ended December 31, 1999, 2000, and 2001 and the nine months ended September 30, 2002, summarized as follows:

      Fuhua paid to Neo-Luck income taxes of $568,454, $616,355 and $388,209 in fiscal 1999, 2000, and 2001, respectively, and $892,479 in the nine months ended September 30, 2002. Fuhua paid to Neo-Luck employee fringe benefits of $210,376, $238,715 and $183,177 in 1999, 2000 and 2001, respectively, and $109,010 during the nine months ended September 30, 2002.

INTRA-ASIA ENTERTAINMENT CORPORATION
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In accordance with the terms of its lease of the land on which the amusement park is located, Fuhua paid a land lease fee of RMB5 million (equivalent to approximately $604,000) in 1999, 2000 and 2001, respectively, and RMB 3,750,000 (equivalent approximately $453,000) in the nine months ended September 30, 2002.

      Fuhua Hotel, which is a subsidiary of Weifang Neo-Luck (Group) Corporation, provided Fuhua with heat and air conditioning service in exchange for a fee of $156,480, $136,324 and $158,563 in fiscal 1999, 2000 and 2001, respectively, and $96,490 in the nine months ended September 30, 2002.

      A summary of the amounts due from the related parties is as follows:

	December 31,
			September 30,
	2000	2001	2002

			(Unaudited)
Neo-Luck(a)	$2,028,075	$—	$—
Jimswood(b)	93,625	—	—
Other	35,962	—	—

	2,157,662	—	—
Current portion	(2,121,700)	—	—

Long-term amount due from related party	$35,962	$—	$—

(a)	In 1998, Fuhua paid certain land relocation fees to local government on behalf of Neo-Luck. Neo-Luck made repayments of $414,391 and $2,028,075 in fiscal 2000 and 2001. The related party receivable was also non-interest bearing.

(b)	Jimswood made the payment in November 2001 to pay off its outstanding balance of $93,625.

      In the United States, Weicheng advanced $708,666, $410,491 and $385,045 to Intra-Asia during the years ended December 31, 1999, 2000 and 2001, respectively, and $621,473 during the nine months ended September 30, 2002. During fiscal 1999, Intra-Asia used the proceeds of $450,000 of dividends received from Fuhua to repay the outstanding amount of a loan payable to Weicheng. These advances did not bear any interest and were due on demand before September 1, 2000.

      On September 5, 2000, Intra-Asia and Weicheng entered into a loan agreement specifying that Weicheng will provide Intra-Asia with a loan of up to $2 million and advance the proceeds on an as-needed basis with 6% interest per annum and the total outstanding balance including the accrued interest will mature on September 5, 2003. Starting from September 1, 2000, Intra-Asia calculated the accrued interest on the outstanding loan balance.

      As of December 31, 2000, the loan payable to Weicheng was $800,205, including accrued interest of $16,200. As of December 31, 2001, the outstanding loan payable to Weicheng was $1,228,855 including the accumulated accrued interest of $59,805. As of September 30, 2002, the outstanding loan payable to Weicheng was $1,922,455, including accumulated interest of $131,932.

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 — Income Taxes

      The income (loss) generated in the United States and China before income taxes in 1999, 2000 and 2001, respectively, and the nine months ended September 30, 2001 and 2002, was as follows:

				Nine Months Ended
	Years Ended December 31,			September 30,

	1999	2000	2001	2001	2002

				(Unaudited)	(Unaudited)
Loss in U.S. before income taxes	$(695,232)	$(423,154)	$(425,707)	$(294,145)	$(344,660)
Income in China before income tax	1,662,542	1,802,825	1,253,144	1,258,556	2,704,482

	$967,310	$1,379,671	$827,437	$964,411	$2,359,822

      The income tax provision was as follows:

				Nine Months Ended
	Years Ended December 31,			September 30,

	1999	2000	2001	2001	2002

				(Unaudited)	(Unaudited)
Current
Domestic:
Federal	$(49,424)	$—	$—	$—	$—
State	800	800	800	—	—
Foreign:
China	567,654	615,555	427,873	415,323	892,479

	$519,030	$616,355	$428,673	$415,323	$892,479

      Fuhua is subject to taxation under the laws of the PRC based on a tax rate of 33% (30% for the central government and 3% for local government). Income tax expense in Fuhua consists primarily of statutory central and local income taxes of the PRC based on a pretax income of $1,720,164, $1,865,318 and $1,296,584 (which excluded employee welfare and bonus expense of $57,622, $62,493 and $43,440) for the years ended December 31, 1999, 2000 and 2001. In the nine months ended September 30, 2001 and 2002, income tax expense in Fuhua was $415,323 and $892,479, respectively, based on pre-tax income of $1,258,556 and $2,704,482, respectively, which was not adjusted for employee welfare and bonus expense. Intra-Asia is subject to the federal and state tax laws of the United States of America.

      Fuhua distributed dividends to both U.S. and Chinese investors under the laws of the PRC in 1999. As a result of its 85% equity interest in Fuhua, Intra-Asia received approximately $450,000 in dividends in 1999. No dividends were received in fiscal 2000 and 2001, and during the nine months ended September 30, 2001 and 2002.

      For financial statement reporting purposes, the dividends received were recorded as a credit in the account of investment in Fuhua on Intra-Asia’s balance sheet rather than as dividend income through the statement of income.

      For income tax purposes, the dividends received were taxable income when they were in fact received by Intra-Asia in terms of U.S. tax law. The dividend received by Intra-Asia in 1999 after netting against the operating loss incurred by Intra-Asia in 1999 was not subject to a federal income tax under the federal income tax law. Since then Intra-Asia has adopted a policy that it would not declare any dividends in the future from the retained earnings in Fuhua in compliance with the bank loan covenants. Intra-Asia recognized the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

minimum California income tax of $800 for the years ended December 31, 1999, 2000 and 2001, respectively, based on California income tax laws. The Company expects that it will incur the minimum income tax of $800 in 2002, based on California tax law.

      The difference between the effective income tax rate and the expected federal statutory rate was as follows:

	Years ended December 31,

	1999	2000	2001

Federal statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	5.8	5.8	5.8
Foreign income tax rate reduction	(6.8)	(6.8)	(6.8)
Dividend income subject to U.S. income tax	15.3	—	—
Permanent difference	1.0	0.3	(0.3)
Change in valuation allowance	4.4	11.4	19.2

Effective income tax rate	53.7%	44.7%	51.9%

      At December 31, 1999, 2000 and 2001, Intra-Asia had net operating loss carryforwards of approximately $112,000, $586,000 and $1,062,000 for federal income tax purposes and $110,000, $584,000 and $1,060,000 for state income tax purposes. For federal income tax purposes, the net operating loss will expire through 2021.

      Net deferred tax assets consist of the following:

	December 31,

	2000	2001

Net operating loss carryforward	$200,000	$358,500

	200,000	358,500
Valuation allowance	(200,000)	(358,500)

Net deferred tax assets	$—	$—

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those net operating losses become deductible. Based upon the business nature of the U.S. operations at December 31, 2000 and 2001, management has concluded that it is uncertain whether Intra-Asia will realize the benefits of these deferred tax assets. Consequently, the Company has provided a full valuation allowance against the gross deferred tax assets.

Note 8 — Commitments

      Fuhua has a long-term lease agreement with Neo-Luck for the parcel of land upon which the park is built. Pursuant to the lease agreement as amended, with Neo-Luck Group, Fuhua leased a total of 235,860 square meters and Neo-Luck Group is obligated to lease the land during Fuhua’s operating period from October 31, 1992 to October 31, 2015, with an option to extend the lease to 2032. The lease agreement was amended on October 31, 2000 to allow for an increase of lease payments. Beginning October 31, 2005, and continuing every fifth-year thereafter for the remainder of the lease term, lease payments will increase by 5%.

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum payments required under land leases that have an initial or a remaining lease term in excess of one year at December 31, 2001 are as follows:

December 31,	Amount

2002	$604,000
2003	604,000
2004	604,000
2005	609,000
2006	634,000
Thereafter	5,761,000

$8,816,000

      Intra-Asia is renting an office in the U.S. on a month-by-month basis and the monthly rental expense is $4,200.

Note 9 — 2001 Stock Incentive Plan

      In November 2001, the Company’s board of directors adopted the 2001 Stock Incentive Plan that was approved by the Company’s stockholders in February 2002. The plan provides for the grant to the Company’s officers and other employees of incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code, for the grant to the Company’s officers, employees, directors, consultants and advisers of nonstatutory stock options that do not satisfy the requirements of Section 422 and for the grant or sale to the Company’s officers, employees, directors, consultants and advisers of shares of the Company’s common stock that are subject to restrictions.

      The 2001 Stock Incentive Plan is administered by the Company’s board of directors, although the board has discretion to appoint a committee to administer the plan. Under this plan, only officers and employees of the Company are entitled to receive incentive stock options.

      The exercise price for an incentive stock option may not be less than 100% of the fair market value of the common stock on the date of the grant of the option. With respect to an option holder who owns stock possessing more than 10% of the total voting power of all classes of the Company’s stock, the exercise price for an incentive stock option may not be less than 110% of the fair market value of the common stock on the date of the grant of the option. The 2001 Stock Incentive Plan does not specify a minimum exercise price for nonstatutory stock options or restricted stock.

      Unless otherwise determined by the plan’s administrator, options granted under the plan generally are not transferable except by will or the laws of descent and distribution. Except as otherwise provided in the option agreement, an option ceases to be exercisable 90 days after the termination of the option holder’s employment with the Company. The purchase price of common stock acquired under the 2001 Stock Incentive Plan is payable by cash or check. In addition, the plan’s administrator has discretion to accept the following types of payment for the stock: (1) a secured or unsecured promissory note; (2) shares of the Company’s common stock already owned by the option or restricted stock holder as long as the surrendered shares have a fair market value that is equal to the acquired stock; (3) surrender of shares of the Company’s common stock then issuable upon exercise of the option as long as the fair market value of the surrendered stock is equal to the option exercise price; and (4) a “cashless” option exercise in accordance with applicable regulations of the Securities and Exchange Commission and the Federal Reserve Board pursuant to which the option holder will remit the option exercise price to the Company promptly after his or her sale of the common stock through a broker.

INTRA-ASIA ENTERTAINMENT CORPORATION
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has reserved a total of 420,000 shares of common stock for issuance under the 2001 Stock Incentive Plan, which amount is subject to the plan’s anti-dilution adjustment provisions in the event of a stock split, reverse stock split, stock dividend, recapitalization or similar transaction. Each of the Company’s non-employee directors will receive a nonstatutory stock option to purchase 10,000 shares of common stock concurrently with the completion of the planned initial public offering (“IPO”) at the IPO price.

Note 10 — Employment Agreement and Stock Options Granted

      On July 9, 2001, the Company entered into an employment agreement with its President/ CEO, for services rendered from January 1, 2001 to December 31, 2001. On October 7, 2002, the employment agreement was extended to December 31, 2003. In accordance with this employment agreement, the President/ CEO is entitled to receive a bonus of 1% up to a maximum of $150,000 of the total funds raised through the IPO and was also granted an option to purchase 140,000 shares, which is 5% of the total outstanding shares of the Company common stock as of January 1, 2001 (adjusted for the recapitalization) with an exercise price which will be equal to the IPO price. The aforementioned 140,000 shares will be part of the 420,000 shares reserved for the Company’s 2001 Stock Incentive Plan described in Note 9.

      Under the terms of the employment agreement, the stock option shall become fully vested and exercisable as follows: 50% upon the completion of the IPO, provided that the President/ CEO is then employed with the Company; the remaining 50% will become fully vested and exercisable one year following the date of the IPO, provided that the President/ CEO is then employed with the Company. The exercise price will be paid in the form of cash, a certified check, a cashier’s check, or in such other manner as shall be mutually acceptable to the Company and the President/CEO. The vested portion of the option will remain exercisable until December 31, 2010, subject to earlier termination if the employment of the President/CEO terminates before specified dates.

Note 11 — Membership Fee and Deferred Revenue

      The Company started the construction of a new indoor water park in February 2001 with a budgeted capital investment of approximately $6.5 million. The Company expects that the construction work will be completed during the first six months of 2003 and that the operation of the indoor water park will begin upon the completion of construction in 2003. At September 30, 2002, the Company has paid approximately $4.7 million and planned to pay the remaining $1.8 million of construction cost by using the cash generated through its operations and selling membership cards without using the proceeds from the IPO. As of September 30, 2002, the Company has received approximately $863,000, totaling 250 memberships ranging from one year to a lifetime membership. The Company recorded the proceeds as deferred revenue on its balance sheet and expects to recognize revenue over the membership periods up to a maximum of ten years, when the operation of the indoor water parks begins in 2003.

      In accordance with the membership agreement, the Company has agreed to pay an incentive to these membership holders based on the assumption that if the indoor water park does not open on January 1, 2002, the Company will pay interest to these membership holders based on the following formula: the actual membership fees received during the period from January 1, 2002 to the date the indoor water park begins operations, with interest on such amount at a rate equal to 200% of the commercial bank checking account annual interest rate, which was 0.72% per annum at September 30, 2002. As of September 30, 2002, the estimated interest expense was approximately $4,654.

     The inside back cover page of the prospectus contains four simulated photographs of the indoor water park that is under construction at Weifang Fuhua Amusement Park and that is scheduled to open in the first six months of 2003.

1,000,000 Shares

Intra-Asia Entertainment Corporation

Common Stock

I-Bankers Securities, Inc.	WestPark Capital, Inc.

Manufacturer’s photograph of the proposed river raft ride at Weifang Fuhua Amusement Park

                        , 2002

Dealer Prospectus Delivery Obligation

      Until                        , 2002 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the American Stock Exchange listing fee.

SEC registration fee	$847
NASD filing fee	1,937
American Stock Exchange listing fee	20,000
Representatives’ non-accountable expense allowance	210,000
Blue Sky fees and expenses	15,000
Directors’ and officers’ insurance	35,000
Transfer agent and registrar fees	5,000
Accounting fees and expenses	500,000
Legal fees and expenses	650,000
Printing and engraving expenses	330,000
Miscellaneous expenses	50,061

Total	$1,817,845

Item 14.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law permits a corporation to indemnify, subject to the terms and conditions set forth therein, its directors, officers, employees and other agents against expenses, judgments, fines, settlements and other amounts that they may incur in connection with pending, threatened or completed legal actions or proceedings that are based upon their service as directors, officers, employees or other agents of the corporation or that are based upon their service as directors, officers, employees or other agents of other specified entities. Article IV of our bylaws permits us to indemnify our directors, officers, employees and other agents against the expenses, judgments, fines, settlements and other amounts that are described in the preceding sentence. The Delaware General Corporation Law also provides that a corporation is entitled to purchase indemnification insurance on behalf of any such director, officer, employee or agent and to enter into indemnification agreements with such persons.

      We have entered into indemnification agreements with our directors and executive officers. The agreements require us, among other things, to indemnify our directors and executive officers against various liabilities that may arise by reason of their status or service as directors and officers (other than liabilities arising from willful misconduct), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ liability insurance if it is available on reasonable terms.

      Section 18 of the Underwriting Agreement (filed as Exhibit 1.1 to this registration statement) provides for indemnification of our directors and officers against various liabilities.

Item 15.     Recent Sales of Unregistered Securities

      Pursuant to our February 2002 recapitalization, each outstanding share of our nonvoting Class B common stock was exchanged for four shares of our voting Class A common stock, and each outstanding share of our Class A common stock was split into 2,000 shares of common stock. We believe that these stock issuances either did not involve “offers” and “sales” of securities or, if they did, that they were exempt from registration under Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering and under Section 3(a)(9) of the Securities Act as an exchange by an issuer exclusively with its existing security holders where no commission or other remuneration is paid or given for soliciting the exchange. No underwriters were involved in this transaction, and no consideration was paid to us for the shares that we issued. We have not sold any other securities since January 1, 1999 that were not registered under the Securities Act of 1933.

Item 16.     Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of Intra-Asia Entertainment Corporation.(3)
3.2		Amended and Restated Bylaws of Intra-Asia Entertainment Corporation.(1)
4.1		Specimen common stock certificate of Intra-Asia Entertainment Corporation.(2)
5.1		Opinion of Troy & Gould Professional Corporation with respect to the securities being registered.
10.1		2001 Stock Incentive Plan of Intra-Asia Entertainment Corporation.(1)
10.2		Employment Agreement dated as of November 1, 2000, between Intra-Asia Entertainment Corporation and Michael B. Demetrios.(1)
10.3		Amendment to Employment Agreement dated as of October 7, 2002 between Intra-Asia Entertainment Corporation and Michael B. Demetrios.(4)
10.4		Form of Indemnification Agreement with directors and executive officers of Intra-Asia Entertainment Corporation.(1)
10.5		Form of Representative’s Warrant to be issued to Westpark Capital, Inc. and I-Bankers Securities, Inc.
10.6		Joint Venture Agreement dated as of August 17, 1996, among Weifang Neo-Luck (Group) Corporation, a PRC corporation, Jimswood International Inc., a California corporation, and Weicheng International Inc., a California corporation, to establish Weifang Fuhua Amusement Park Co., Ltd., a PRC joint venture.(2)
10.7		Amendment to Joint Venture Agreement dated as of October 18, 1997, between Weifang Neo-Luck (Group) Corporation and Intra-Asia Entertainment Corporation (successor to Jimswood International Inc. and Weicheng International Inc.).(2)
10.8		Amendment to Joint Venture Agreement dated as of April 4, 2002, between Weifang Neo-Luck (Group) Corporation and Intra-Asia Entertainment Corporation.(4)
10.9		Articles of Association of Weifang Fuhua Amusement Park Co., Ltd., dated January 8, 1997.(2)
10.1	0	Agreement on Amendment to Articles of Association of Weifang Fuhua Amusement Park Co., Ltd., dated October 18, 1997.(2)
10.1	1	Land Lease Agreement dated as of October 30, 2000, between Weifang Neo-Luck (Group) Corporation and Weifang Fuhua Amusement Park Co., Ltd.(2)
10.1	2	Amendment to Land Lease Agreement dated as of March 10, 2001, between Weifang Neo-Luck (Group) Corporation and Weifang Fuhua Amusement Park Co., Ltd.(2)
10.1	3	Construction Project Contract dated as of October 7, 2000, between Weifang Fuhua Amusement Park Co., Ltd, and Construction Company No. 1 of Weifang Changda Construction (Group) General Co.(2)
10.1	4	Installation and Finishing Work Agreement for the Water Palace at Weifang Fuhua Amusement Park dated as of March 16, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the First Construction Project Corporation of Weifang Changda Construction (Group) Corporation.(2)
10.1	5	Capital Loan Agreement dated as of November 15, 1995, between Weifang Fuhua Amusement Park, Co., Ltd., and the Agricultural Bank of China, through the Weifang City Branch, International Department.(2)

Exhibit
Number		Description

10.1	6	Loan Guarantee Agreement dated as of June 12, 1997, among Weifang Fuhua Amusement Park, Co., Ltd. (borrower), Weifang Neo-Luck (Group) Corporation (guarantor) and the Agricultural Bank of China through the Weifang City Branch.(2)
10.1	7	Loan Agreement dated as of February 27, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Development Zone Branch.(2)
10.1	8	Amended and Restated Loan Agreement dated as of February 4, 2002, between Intra-Asia Entertainment Corporation (borrower) and Weicheng International Inc. (lender).(2)
10.1	9	Loan Agreement dated as of December 21, 2000, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Business Department of the Weifang City Branch.(2)
10.2	0	Bank of Communications Loan Contract dated as of July 24, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and Bank of Communications through the Weifang Branch.(2)
10.2	1	Loan Agreement dated as of October 9, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.(2)
10.2	2	Loan Agreement dated as of November 15, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.(2)
10.2	3	Loan Agreement dated as of November 15, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.(2)
16.1		Letter from KPMG LLP regarding a change in the independent accountants of Intra-Asia Entertainment Corporation.(1)
21.1		List of the subsidiaries of Intra-Asia Entertainment Corporation.(1)
23.1		Consent of Troy & Gould Professional Corporation (included in the opinion filed as Exhibit 5.1).
23.2		Consent of BDO International.
23.3		Consent of Richard A. Lumpkin to being named as a Director Nominee.(2)
23.4		Consent of William Sims to being named as a Director Nominee.(1)
23.5		Consent of Nabil N. El-Hage to being named as a Director Nominee.(1)
23.6		Consent of King & Wood.(4)
24.1		Powers of Attorney to execute amendments to this Registration Statement (previously filed on November 30, 2001 on the signature page of Intra-Asia Entertainment Corporation’s Registration Statement on Form S-1, Registration No. 333-74334, and incorporated herein by reference).
99.1		Certificate of Michael B. Demetrios regarding the translation of certain exhibits.(3)

(1)	Previously filed on November 30, 2001 as an exhibit to Intra-Asia Entertainment Corporation’s Registration Statement on Form S-1, Registration No. 333-74334, and incorporated herein by reference.

(2)	Previously filed on February 6, 2002 as an exhibit to Intra-Asia Entertainment Corporation’s Amendment No. 1 to Registration Statement on Form S-1, Registration No. 333-74334, and incorporated herein by reference.

(3)	Previously filed on March 13, 2002 as an exhibit to Intra-Asia Entertainment Corporation’s Amendment No. 2 to Registration Statement on Form S-1, Registration No. 333-74334, and incorporated herein by reference.

(4)	Previously filed on October 24, 2002 as an exhibit to Intra-Asia Entertainment Corporation’s Amendment No. 4 to Registration Statement on Form S-1, Registration No. 333-74334, and incorporated herein by reference.

(b) Financial Statement Schedules

      All financial statement schedules have been omitted from this registration statement because they are not applicable or because the information required by any applicable schedule is included in the consolidated financial statements or the notes thereto.

Item 17.     Undertakings

      (a) We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification by us for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will governed by the final adjudication of such issue.

      (c) We hereby undertake that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 6 to Registration Statement No. 333-74334 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on November 18, 2002.

INTRA-ASIA ENTERTAINMENT CORPORATION

By /s/ MICHAEL B. DEMETRIOS

Michael B. Demetrios
President, Chief Executive Officer and
Chairman of the Board of Directors

POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to Registration Statement No. 333-74334 has been signed by the following persons in the capacities indicated on November 18, 2002.

Signature	Title

/s/ MICHAEL B. DEMETRIOS Michael B. Demetrios	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

/s/ DUO WANG Duo Wang	Chief Financial Officer and Director (Principal Financial and Accounting Officer)

/s/ DAVISSON WU Davisson Wu	Director

/s/ JUN YIN Jun Yin	Director

*By: /s/ MICHAEL B. DEMETRIOS Michael B. Demetrios Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of Intra-Asia Entertainment Corporation.(3)
3.2		Amended and Restated Bylaws of Intra-Asia Entertainment Corporation.(1)
4.1		Specimen common stock certificate of Intra-Asia Entertainment Corporation.(2)
5.1		Opinion of Troy & Gould Professional Corporation with respect to the securities being registered.
10.1		2001 Stock Incentive Plan of Intra-Asia Entertainment Corporation.(1)
10.2		Employment Agreement dated as of November 1, 2000, between Intra-Asia Entertainment Corporation and Michael B. Demetrios.(1)
10.3		Amendment to Employment Agreement dated as of October 7, 2002 between Intra-Asia Entertainment Corporation and Michael B. Demetrios.(4)
10.4		Form of Indemnification Agreement with directors and executive officers of Intra-Asia Entertainment Corporation.(1)
10.5		Form of Representative’s Warrant to be issued to Westpark Capital, Inc. and I-Bankers Securities, Inc.
10.6		Joint Venture Agreement dated as of August 17, 1996, among Weifang Neo-Luck (Group) Corporation, a PRC corporation, Jimswood International Inc., a California corporation, and Weicheng International Inc., a California corporation, to establish Weifang Fuhua Amusement Park Co., Ltd., a PRC joint venture.(2)
10.7		Amendment to Joint Venture Agreement dated as of October 18, 1997, between Weifang Neo-Luck (Group) Corporation and Intra-Asia Entertainment Corporation (successor to Jimswood International Inc. and Weicheng International Inc.).(2)
10.8		Amendment to Joint Venture Agreement dated as of April 4, 2002, between Weifang Neo-Luck (Group) Corporation and Intra-Asia Entertainment Corporation.(4)
10.9		Articles of Association of Weifang Fuhua Amusement Park Co., Ltd., dated January 8, 1997.(2)
10.1	0	Agreement on Amendment to Articles of Association of Weifang Fuhua Amusement Park Co., Ltd., dated October 18, 1997.(2)
10.1	1	Land Lease Agreement dated as of October 30, 2000, between Weifang Neo-Luck (Group) Corporation and Weifang Fuhua Amusement Park Co., Ltd.(2)
10.1	2	Amendment to Land Lease Agreement dated as of March 10, 2001, between Weifang Neo-Luck (Group) Corporation and Weifang Fuhua Amusement Park Co., Ltd.(2)
10.1	3	Construction Project Contract dated as of October 7, 2000, between Weifang Fuhua Amusement Park Co., Ltd, and Construction Company No. 1 of Weifang Changda Construction (Group) General Co.(2)
10.1	4	Installation and Finishing Work Agreement for the Water Palace at Weifang Fuhua Amusement Park dated as of March 16, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the First Construction Project Corporation of Weifang Changda Construction (Group) Corporation.(2)
10.1	5	Capital Loan Agreement dated as of November 15, 1995, between Weifang Fuhua Amusement Park, Co., Ltd., and the Agricultural Bank of China, through the Weifang City Branch, International Department.(2)
10.1	6	Loan Guarantee Agreement dated as of June 12, 1997, among Weifang Fuhua Amusement Park, Co., Ltd. (borrower), Weifang Neo-Luck (Group) Corporation (guarantor) and the Agricultural Bank of China through the Weifang City Branch.(2)
10.1	7	Loan Agreement dated as of February 27, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Development Zone Branch.(2)

Exhibit
Number		Description

10.1	8	Amended and Restated Loan Agreement dated as of February 4, 2002, between Intra-Asia Entertainment Corporation (borrower) and Weicheng International Inc. (lender).(2)
10.1	9	Loan Agreement dated as of December 21, 2000, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Business Department of the Weifang City Branch.(2)
10.2	0	Bank of Communications Loan Contract dated as of July 24, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and Bank of Communications through the Weifang Branch.(2)
10.2	1	Loan Agreement dated as of October 9, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.(2)
10.2	2	Loan Agreement dated as of November 15, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.(2)
10.2	3	Loan Agreement dated as of November 15, 2001, between Weifang Fuhua Amusement Park Co., Ltd., and the Agricultural Bank of China through the Weifang City Branch.(2)
16.1		Letter from KPMG LLP regarding a change in the independent accountants of Intra-Asia Entertainment Corporation.(1)
21.1		List of the subsidiaries of Intra-Asia Entertainment Corporation.(1)
23.1		Consent of Troy & Gould Professional Corporation (included in the opinion filed as Exhibit 5.1).
23.2		Consent of BDO International.
23.3		Consent of Richard A. Lumpkin to being named as a Director Nominee.(2)
23.4		Consent of William Sims to being named as a Director Nominee.(1)
23.5		Consent of Nabil N. El-Hage to being named as a Director Nominee.(1)
23.6		Consent of King & Wood.(4)
24.1		Powers of Attorney to execute amendments to this Registration Statement (previously filed on November 30, 2001 on the signature page of Intra-Asia Entertainment Corporation’s Registration Statement on Form S-1, Registration No. 333-74334, and incorporated herein by reference).
99.1		Certificate of Michael B. Demetrios regarding the translation of certain exhibits.(3)

(1)	Previously filed on November 30, 2001 as an exhibit to Intra-Asia Entertainment Corporation’s Registration Statement on Form S-1, Registration No. 333-74334, and incorporated herein by reference.

(2)	Previously filed on February 6, 2002 as an exhibit to Intra-Asia Entertainment Corporation’s Amendment No. 1 to Registration Statement on Form S-1, Registration No. 333-74334, and incorporated herein by reference.

(3)	Previously filed on March 13, 2002 as an exhibit to Intra-Asia Entertainment Corporation’s Amendment No. 2 to Registration Statement on Form S-1, Registration No. 333-74334, and incorporated herein by reference.

(4)	Previously filed on October 24, 2002 as an exhibit to Intra-Asia Entertainment Corporation’s Amendment No. 4 to Registration Statement on Form S-1, Registration No. 333-74334, and incorporated herein by reference.